SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2020
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date March 30, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

PROPOSAL FROM THE EXECUTIVE BOARD FOR THE 65TH ORDINARY GENERAL MEETING

The Board of Directors of Companhia Paranaense de Energia - COPEL submits to the appreciation of its shareholders, the Management Proposal on the matters that will be resolved at the 65th Ordinary General Meeting, to be held on April 28, 2020, under the terms proposed below:

1. Destination of Net Profit verified in the Exercise of 2019 and payment of participation referring to the integration between capital and work and incentive to productivity

To resolve on this matter, shareholders are provided with: (a) this Proposal for the allocation of the results for the year ended December 31, 2019 (Annex I); and (b) complementary information pursuant to CVM Instruction No. 481/09, annex 9-1-II (annex II)

2. Management Report, the Company's Financial Statements, the Independent Auditors' Report and the Supervisory Board Report for the year ended December 31, 2019

To resolve on this item, we inform you that: (i) the Management Report; (ii) the Financial Statements; and (iv) the Independent Auditors' Opinion, related to the year of 2019, were made available to shareholders, at the Company's headquarters and on the website (ri.copel.com) on March 25, 2019.

In relation to this matter, the present proposal presents (a) the Supervisory Board Opinion on the Annual Management Report and the Financial Statements, on the Executive Board's Proposal for the allocation of Net Income for the Year of 2019 (Annex III) and (b) the Management's Comments on the Company's financial situation, pursuant to item 10 of the Reference Form provided for in CVM Instruction 480/2009 (Annex IV).

3. Establishment of the global amount of the remuneration of the administrators and the Supervisory Board in accordance with item 13 of annex 24 of CVM Instruction 480/2009.

According to Annex V to this Proposal, the annual remuneration of the Directors, in the total amount of R$ 13,002,528.27 (thirteen million, two thousand, five hundred and twenty-eight reais and twenty-seven cents), is available under the terms of item 13 of the Reference Form provided in Annex A of CVM Instruction No. 552/14, which amended Annex 24 of CVM Instruction No. 480/2009

All information and documents referred to in this Proposal and provided for in articles 9, and 12, of CVM Instruction No. 481, December 17, 2009 ("ICVM 481/2009"), are available to shareholders at the Company's headquarters , on its website (ri.copel.com) and on the website of the CVM (www.cvm.gov.br), as well as included in the Annexes to this Proposal.

ANEXO I

PROPOSTA DA DIRETORIA PARA DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2019 E PARA PAGAMENTO DE PARTICIPAÇÃO REFERENTE À INTEGRAÇÃO ENTRE O CAPITAL E O TRABALHO E INCENTIVO À PRODUTIVIDADE

Senhor Presidente do Conselho de Administração da Companhia Paranaense de Energia - Copel

Em cumprimento ao disposto no artigo 192 da Lei 6.404, de 15.12.1976, bem como às demais disposições legais e estatutárias vigentes, vimos apresentar a esse Conselho, a fim de serem levadas à deliberação da 65ª Assembleia Geral Ordinária – ouvido o Conselho Fiscal –, as proposições adiante especificadas.

I. DESTINAÇÃO DO LUCRO LÍQUIDO: Do lucro líquido do exercício de 2019, apurado de acordo com a legislação societária, no valor de **R$ 1.989.946.317,39** (um bilhão, novecentos e oitenta e nove milhões, novecentos e quarenta e seis mil, trezentos e dezessete reais e trinta e nove centavos), a Diretoria propõe as seguintes destinações:

a) **R$ 99.497.315,87** (noventa e nove milhões, quatrocentos e noventa e sete mil, trezentos e quinze reais e oitenta e sete centavos), equivalentes a 5% do lucro líquido, para constituição da **reserva legal**, conforme estabelecido no artigo 193 da Lei nº 6.404, de 15.12.1976 e no artigo 72, parágrafo 2º, inciso II, do Estatuto Social;

b) **R$ 643.000.000,00** (seiscentos e quarenta e três milhões de reais) para pagamento de **juros sobre o capital próprio**, em substituição aos dividendos, de acordo com o estabelecido no artigo 202 da Lei n.º 6.404, de 15.12.1976; no artigo 9º e seu parágrafo 7º, da Lei nº 9.249, de 26.12.1995 e no artigo 73, parágrafo 1º, do Estatuto Social, os quais já foram declarados pelos órgãos da Administração em 05.12.2019.

- De acordo com as disposições legais e estatutárias vigentes, os acionistas têm o direito de receber dividendos em montante não inferior a 25% do lucro líquido ajustado, apurado a partir do lucro líquido do exercício, subtraído da quota destinada à constituição da reserva legal.

- Contudo, a citada base de cálculo foi acrescida da realização dos ajustes de avaliação patrimonial, da qual trata o item 28 do ICPC 10, de tal forma a anular o efeito negativo

imputado ao resultado do exercício, causado pelo aumento da despesa com depreciação, decorrente da adoção das normas contábeis por ele estabelecidas, bem como pelo Pronunciamento Contábil CPC 27 – Ativo Imobilizado – , cujo montante em 2019, líquido de imposto de renda e contribuição social, foi de R$ 66.225.406,01 (sessenta e seis milhões, duzentos e vinte e cinco mil, quatrocentos e seis reais e um centavo). Este procedimento reflete a política de remuneração aos acionistas, proposta pela 1943ª Reunião de Diretoria, de 21.03.2011, referendada pela 132ª Reunião Ordinária do Conselho de Administração, de 23.03.2011 e aprovada pela 56ª Assembleia Geral Ordinária de 28.04.2011. Tal política será praticada durante a realização de toda a reserva de ajustes de avaliação patrimonial. Deste modo, para o exercício de 2019, os valores da base de cálculo e dos dividendos mínimos obrigatórios são, respectivamente, R$ 1.956.674.407,53 (hum bilhão, novecentos e cinquenta e seis milhões, seiscentos e setenta e quatro mil, quatrocentos e sete reais e cinquenta e três centavos) e R$ 489.168.601,88 (quatrocentos e oitenta e nove milhões, cento e sessenta e oito mil, seiscentos e um reais e oitenta e oito centavos).

- A Deliberação CVM nº 683, de 30.08.2012, aprovou e tornou obrigatória, para as companhias abertas, a aplicação da Interpretação Técnica ICPC 08 (R1), emitida pelo Comitê de Pronunciamentos Contábeis – CPC, cujo teor estabelece as normas inerentes à contabilização da proposta para pagamento de dividendos. De acordo com a citada base legal, os juros sobre o capital próprio propostos, somente poderão ser imputados aos dividendos mínimos obrigatórios, pelo seu valor líquido do imposto de renda retido na fonte, o qual incide à aliquota de 15% (quinze por cento) sobre esta modalidade de rendimento. Contudo, na parcela de juros sobre o capital próprio distribuída aos acionistas isentos e imunes não ocorre tal incidência. O valor do imposto de renda retido na fonte, sobre os rendimentos dos demais acionistas, sujeitos à tributação, foi de R$ 56.584.907,38 (cinquenta e seis milhões, quinhentos e oitenta e quatro mil, novecentos e sete reais e trinta e oito centavos), resultando, para o exercício de 2019, na alíquota efetiva de 8,80% (oito inteiros e oitenta centésimos por cento).

- Desta forma, a proposição para o pagamento de juros sobre o capital próprio, no valor bruto de R$ 643.000.000,00 (seiscentos e quarenta e três milhões de reais), proporcionará aos acionistas uma remuneração líquida, no valor de R$ 586.415.092,62 (quinhentos e oitenta e seis milhões, quatrocentos e quinze mil, noventa e dois reais e sessenta e dois centavos). Conforme exposto anteriormente, o valor dos dividendos mínimos obrigatórios,

para o exercício de 2019, é de R$ 489.168.601,88 (quatrocentos e oitenta e nove milhões, cento e sessenta e oito mil, seiscentos e um reais e oitenta e oito centavos). Portanto, o total da remuneração líquida proposta é superior aos dividendos mínimos obrigatórios em R$ 97.246.490,74 (noventa e sete milhões, duzentos e quarenta e seis mil, quatrocentos e noventa reais e setenta e quatro centavos).

- Conforme disposto nos itens 10, 11 e 24 do ICPC 08 (R1) – Contabilização da Proposta de Pagamento de Dividendos –, combinados com o inciso III da Deliberação CVM nº 683, de 30.08.2012, a parcela da remuneração proposta, excedente aos dividendos mínimos obrigatórios, anteriormente mencionada, que é de R$ 97.246.490,74 (noventa e sete milhões, duzentos e quarenta e seis mil, quatrocentos e noventa reais e setenta e quatro centavos), deveria ser mantida em reserva, no patrimônio líquido, figurando nas demonstrações financeiras na rubrica "dividendo adicional proposto". Contudo, para fins de apuração, os juros sobre o capital próprio foram declarados com base na projeção de resultado societário para o exercício de 2019. Em atendimento ao Estatuto Social da Companhia, foi observado como limitador o resultado obtido até 30 de junho de 2019, no valor de R$ 847.318.634,74 (oitocentos e quarenta e sete milhões, trezentos e dezoito mil, seiscentos e trinta e quatro reais e setenta e quatro centavos) e, em atendimento aos limites fiscais estabelecidos pela Lei nº 9.249, de 26.12.1995, foi observada a variação da Taxa de Juros de Longo Prazo – TJLP sobre o Patrimônio Líquido da Companhia.

- Tais fatos caracterizam a distribuição de "dividendos intermediários", os quais obtiveram manifestação favorável da Diretoria Reunida da Copel Holding, em sua 2383ª Reunião, de 02.12.2019 e, recomendação pela aprovação por parte dos Membros do Comitê de Auditoria Societário, em sua 204ª Reunião, de 04.12.2019, bem como, foram referendados pela 197ª Reunião Ordinária do Conselho de Administração, de 05.12.2019, de acordo com a competência atribuída a este Colegiado pelo artigo 27, inciso XII, do Estatuto Social da Companhia. Neste caso, conforme os itens 12 e 18 do ICPC 08 (R1), já citado, a deliberação da administração é final, não sendo sujeita à apreciação dos acionistas, haja visto que a previsão estatutária equivale à aprovação assemblear, sem prejuízo à posterior ratificação por parte da Assembleia Geral Ordinária. Deste modo, o valor dos juros sobre o capital próprio será mantido integralmente na rubrica "dividendos a pagar", no passivo circulante.

c) **R$ 1.313.674.407,53** (hum bilhão, trezentos e treze milhões, seiscentos e setenta e quatro mil, quatrocentos e sete reais e cinquenta e três centavos), para constituição da **reserva de retenção de lucros**, cuja finalidade é assegurar o programa de investimentos da Companhia, conforme estabelecido no artigo 196 da Lei nº 6.404, de 15.12.1976 e no artigo 72, parágrafo 2º, inciso IV, do Estatuto Social;

- O valor da reserva de retenção de lucros corresponde à soma do saldo remanescente do lucro líquido do exercício (após a reserva legal e os juros sobre o capital próprio) com a realização dos ajustes de avaliação patrimonial, apurada de acordo com o estabelecido pelo item 28 do ICPC 10, bem como pelo Pronunciamento Contábil CPC 27.

Segue demonstrativo das mutações ocorridas na rubrica "lucros acumulados", incluindo as destinações ora propostas:

Mutações patrimoniais	
Lucro líquido do exercício de 2019	R$ 1.989.946.317,39
(-) Reserva legal (5% do lucro líquido do exercício)	R$ 99.497.315,87
= Lucro líquido ajustado	R$ 1.890.449.001,52
(+) Realização de ajustes de avaliação patrimonial - líquida de tributos	R$ 66.225.406,01
= Base de cálculo para os dividendos mínimos obrigatórios	R$ 1.956.674.407,53
(-) Juros sobre o capital próprio - valor bruto	R$ 643.000.000,00
(-) Reserva de retenção de lucros	R$ 1.313.674.407,53

As demonstrações financeiras do exercício de 2019 refletem os efeitos dos registros contábeis das destinações anteriormente especificadas, com base no pressuposto de sua aprovação pela 65ª Assembleia Geral Ordinária, conforme estabelecido no parágrafo 3º do artigo 176 da Lei nº 6.404, de 15.12.1976.

I.1. PARTICIPAÇÃO REFERENTE À INTEGRAÇÃO ENTRE O CAPITAL E O TRABALHO E INCENTIVO À PRODUTIVIDADE: A Lei Federal n.º 10.101, de 19.12.2000, bem como a Lei Estadual nº 16.560, de 09.08.2010 e o Decreto Estadual nº 1978, de 20.12.207 regulamentam a participação dos trabalhadores nos lucros da Companhia, como instrumento de integração entre o capital e o trabalho e como incentivo à produtividade, nos termos do artigo 7º, inciso XI, da Constituição da

República. Em cumprimento à citada legislação, a Diretoria propõe a distribuição, a título de **participação nos lucros e resultados**, no montante de R$ 146.603.773,16 (cento e quarenta e seis milhões, seiscentos e três mil, setecentos e setenta e três reais e dezesseis centavos) a serem pagos aos empregados pela Controladora e pelas Subsidiárias Integrais. Tal estimativa de participação nos lucros e resultados está provisionada nas demonstrações financeiras do exercício de 2019, especificamente na rubrica “despesas com pessoal”, de acordo com o item 26.2 do Ofício-Circular CVM/SNC/SEP nº 1, de 14.02.2007.

Somos de parecer que as proposições acima atendem às disposições legais e estatutárias vigentes e aos interesses da Companhia e, por esse motivo, merecerão o pleno acolhimento desse Conselho, do Conselho Fiscal e da Assembleia Geral.

Curitiba, 24 de março de 2020

DANIEL PIMENTEL SLAVIERO
Diretor Presidente

ANA LETÍCIA FELLER
Diretora de Gestão Empresarial

ADRIANO RUDEK DE MOURA
Diretor de Finanças e de Relações com Investidores

VICENTE LOIÁCONO NETO
Diretor de Governança, Risco e Compliance

EDUARDO VIEIRA DE SOUZA BARBOSA
Diretor Jurídico e de Relações Institucionais

CASSIO SANTANA DA SILVA
Diretor de Desenvolvimento de Negócios

ANEXO II

INFORMAÇÕES COMPLEMENTARES À PROPOSTA DA DIRETORIA PARA A DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2019, DE ACORDO COM O ANEXO 9-1-II DA INSTRUÇÃO CVM 481/09.

1. Informar o lucro líquido do exercício:

   R$ 1.989.946.317,39 (um bilhão, novecentos e oitenta e nove milhões, novecentos e quarenta e seis mil, trezentos e dezessete reais e trinta e nove centavos).

2. Informar o montante global e o valor por ação dos dividendos, incluindo dividendos antecipados e juros sobre o capital próprio já declarados:

   Juros sobre o Capital Próprio declarados pelos órgãos da administração em 05.12.2019 aos acionistas com posição de direito em 23.12.2019:

   - R$ 643.000.000,00 (seiscentos e quarenta e três milhões de reais)
   - R$ 2,24234788 por ação Ordinária – ON
   - R$ 3,94656966 por ação Preferencial classe A - PNA
   - R$ 2,46691920 por ação Preferencial classe B – PNB

3. Informar o percentual do lucro líquido do exercício distribuído:

   32,86% (trinta e dois inteiros e oitenta e seis centésimos por cento).

4. Informar o montante global e o valor por ação de dividendos distribuídos com base em lucro de exercícios anteriores:

   Não houve distribuição de dividendos com base em lucro de exercícios anteriores.

5. Informar, deduzidos os dividendos antecipados e juros sobre capital próprio já declarados:

   a. O valor bruto de dividendo e juros sobre capital próprio, de forma segregada, por ação de cada espécie e classe.

      Inexiste proposta de dividendos ou juros sobre capital próprio adicionais aos já declarados antecipadamente pelos órgãos da administração em 05/12/2019.

   b. A forma e o prazo de pagamento dos dividendos e juros sobre capital próprio.

      Crédito em conta corrente bancária (conforme dados de cadastro do acionista), ou ordem de pagamento bancária.

      O prazo para pagamento ocorrerá dentro do exercício social, nos termos do § 3º do art. 205 da Lei nº 6.404/1976.

c. Eventual incidência de atualização e juros sobre os dividendos e juros sobre capital próprio.

Não houve incidência de juros.

d. Data da declaração de pagamento dos dividendos e juros sobre capital próprio considerada para identificação dos acionistas que terão direito ao seu recebimento.

Juros sobre Capital Próprio

- Declarado em 05/12/2019;
- Ações com direito em 23/12/2019;
- EX-JUROS a partir de 26/12/2019 inclusive.

6. Caso tenha havido declaração de dividendos ou juros sobre capital próprio com base em lucros apurados em balanços semestrais ou em períodos menores:

a. Informar o montante dos dividendos ou juros sobre capital próprio já declarados.

- R$ 643.000.000,00 (seiscentos e quarenta e três milhões de reais).

b. Informar a data dos respectivos pagamentos.

- A data do pagamento dos juros sobre capital próprio já declarados será definida na AGO a ser realizada em 28/04/2020.

7. Fornecer tabela comparativa indicando os seguintes valores por ação de cada espécie e classe:

a. Lucro líquido do exercício e dos 3 (três) exercícios anteriores.

b. Dividendo e juro sobre capital próprio distribuído nos 3 (três) exercícios anteriores.

Exerc.	Lucro Líquido (R$ mil)	Base de cálculo para os dividendos mínimos obrigatórios (R$ mil)	Tipo de Provento	Aprovado	Pagamento	Bruto (R$ mil)	Por ação		
							ON	PNA	PNB
2016	828.000	910.718	JCP	27/04/2017	30/06/2017	282.947	0,98539	2,89050	1,08410
			Dividendos	27/04/2017	28/12/2017	223.265	0,77927	-	0,85932
2017	1.033.625	1.053.594	JCP	13/12/2017	14/08/2018	266.000	0,92624	2,89050	1,01887
			Dividendos	15/05/2018	14/08/2018	23.401	0,08177	-	0,08996
2018	1.407.062	1.403.796	JCP	12/12/2018	28/06/2019	280.000	0,97515	2,89050	1,07270
			Dividendos	29/04/2019	28/06/2019	98.541	0,34435	-	0,37881
2019	1.989.946	1.956.674	JCP	05/12/2019	a definir	643.000	2,24234788	3,94656966	2,46691920

8. Havendo destinação de lucros à reserva legal:

a. Identificar o montante destinado à reserva legal.

R$ 99.497.315,87 (noventa e nove milhões, quatrocentos e noventa e sete mil, trezentos e quinze reais e oitenta e sete centavos).

b. Detalhar a forma de cálculo da reserva legal.

Equivalente a 5 % do lucro líquido, para constituição da Reserva Legal, conforme estabelecido no artigo 193 da Lei nº 6.404, de 15.12.1976 e no artigo 72, parágrafo 2º, inciso II, do Estatuto Social.

9. Caso a companhia possua ações preferenciais com direito a dividendos fixos ou mínimos:

a. Descrever a forma de cálculos dos dividendos fixos ou mínimos.

De acordo com o nosso Estatuto, as ações classe A e classe B fazem jus a dividendos anuais mínimos não cumulativos pelo menos 10,0% maiores que os dividendos por ação pagos às ações ordinárias. As ações classe A têm prioridade para recebimento de dividendos sobre as ações classe B, e as ações classe B têm prioridade sobre as ações ordinárias. Na medida em que haja recursos disponíveis para tanto, os dividendos devem ser pagos na seguinte ordem:

- primeiro, os portadores de ações classe A têm direito de receber dividendos mínimos iguais a 10,0% do capital acionário total representado pelas ações classe A existentes ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados;

- segundo, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A terem sido pagos, os portadores de ações classe B têm direito de receber dividendos mínimos por ação iguais (1) à Distribuição Obrigatória dividida pelo (2) número total de ações classe B existente ao final do exercício fiscal em relação ao qual os dividendos estão sendo declarados; e

- terceiro, na medida em que haja montantes adicionais a serem distribuídos após todos os montantes alocados às ações classe A e às ações classe B terem sido pagos, os portadores de ações ordinárias têm direito de receber uma importância por ação igual (1) à Distribuição Obrigatória dividida pelo (2) número total de ações ordinárias existente ao final do exercício em relação ao qual os dividendos tenham sido declarados, desde que os portadores de ações classe A e classe B recebam dividendos pelo menos 10,0% maiores que os dividendos por ação pagos aos portadores de ações ordinárias.

b. Informar se o lucro do exercício é suficiente para o pagamento integral dos dividendos fixos ou mínimos.

O Lucro Líquido do exercício é suficiente para o pagamento integral dos dividendos mínimos.

c. Identificar se eventual parcela não paga é cumulativa.

Não.

d. Identificar o valor global dos dividendos fixos ou mínimos a serem pagos a cada classe de ações preferenciais.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP Bruto	1.291.155,27	316.498.710,05

e. Identificar os dividendos fixos ou mínimos a serem pagos por ação preferencial de cada classe.

PROVENTO	AÇÕES PNA	AÇÕES PNB
JCP por ação	3,94656966	2,46691920

10. Em relação ao dividendo obrigatório:

a. Descrever a forma de cálculo prevista no estatuto.

"Art. 5º O capital social ...

...

§ 6º As ações preferenciais não terão direito a voto e serão de classes "A" e "B".

I As ações preferenciais classe "A" terão prioridade na distribuição de dividendos mínimos de 10% (dez por cento) ao ano, a serem entre elas rateados igualmente, calculados com base no capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

II As ações preferenciais classe "B" terão prioridade na distribuição de dividendos mínimos, a serem entre elas rateados igualmente, correspondentes à parcela do valor equivalente a 25% (vinte e cinco por cento) do lucro líquido, ajustado nos termos da Lei Federal nº 6.404/1976 e alterações posteriores, calculado proporcionalmente ao capital próprio a esta espécie e classe de ações, integralizado até 31 de dezembro do ano findo.

III Os dividendos assegurados pelo parágrafo anterior às ações preferenciais classe "B" serão prioritários apenas em relação às ações ordinárias e somente serão pagos à conta dos lucros remanescentes depois de pagos os dividendos prioritários das ações preferenciais classe "A".

IV O dividendo a ser pago por ação preferencial, independente de classe, será, no mínimo, 10% (dez por cento) superior ao que for atribuído a cada ação ordinária, em conformidade com o disposto na Lei Federal nº 6.404/1976 e alterações posteriores; e

V As ações preferenciais adquirirão o direito de voto se, pelo prazo de 3 (três) exercícios consecutivos, não lhes forem pagos os dividendos mínimos.

b. Informar se ele está sendo pago integralmente.

Os Dividendos e os Juros Sobre o Capital Próprio estão sendo pagos integralmente.

c. Informar o montante eventualmente retido.

Não há montante retido.

11. Havendo retenção do dividendo obrigatório devido à situação financeira da companhia:
    a. Informar o montante da retenção.
    b. Descrever, pormenorizadamente, a situação financeira da companhia, abordando, inclusive, aspectos relacionados à análise de liquidez, ao capital de giro e fluxos de caixa positivos.
    c. Justificar a retenção dos dividendos.

    Não houve retenção dos dividendos.

12. Havendo destinação de resultado para reserva de contingências:
    a. Identificar o montante destinado à reserva.
    b. Identificar a perda considerada provável e sua causa.
    c. Explicar porque a perda foi considerada provável.
    d. Justificar a constituição da reserva.

    Não houve destinação de resultado para reserva de contingências.

13. Havendo destinação de resultado para reserva de lucros a realizar:
    a. Informar o montante destinado à reserva de lucros a realizar.
    b. Informar a natureza dos lucros não-realizados que deram origem à reserva.

    Não houve destinação de resultado para reserva de lucros a realizar.

14. Havendo destinação de resultado para reservas estatutárias:
    a. Descrever as cláusulas estatutárias que estabelecem a reserva.
    b. Identificar o montante destinado à reserva.
    c. Descrever como o montante foi calculado.

    Não houve destinação de resultado para reservas estatutárias.

15. Havendo retenção de lucros prevista em orçamento de capital:

a. Identificar o montante da retenção.

b. Fornecer cópia do orçamento de capital.

Em conformidade com a Instrução CVM Nº 480/2009, em vigor a partir de 1º.01.2010, abaixo se encontra demonstrada a proposta de orçamento de capital para o ano de 2020, aprovado na 196ª reunião ordinária do Conselho de Administração da Companhia Paranaense de Energia, realizada em 12.11.2019, bem como a origem dos recursos.

PROGRAMA DE INVESTIMENTOS	R$ Mil
Geração e Transmissão (a)	792.342
Distribuição	1.073.812
Telecomunicações	123.907
Empreendimentos Eólicos (b)	72.897
Outros (c)	24.267
TOTAL	**2.087.226**

(a) Inclui os empreendimentos SPEs Bela Vista (Ger), Marumbi (Tra), Costa Oeste (Tra) e Uirapuru (Tra)

(b) Inclui Brisa Potiguar, Cutia Empreendimentos Eólicos, São Bento Energia e Jandaíra Energias Renováveis

(c) Inclui Holding, Copel Comercialização, entre outros

FONTES DE RECURSOS	R$ Mil
Recursos de Terceiros	**400.000**
Novas captações - BNDES	250.000
Novas captações - Outras Instituições Financeiras	150.000
Recursos Próprios, oriundos de retenção de lucros e geração de caixa das operações da Companhia	**1.687.226**
TOTAL	**2.087.226**

16. Havendo destinação de resultado para a reserva de incentivos fiscais:

a. Informar o montante destinado à reserva.

b. Explicar a natureza da destinação.

Não houve destinação de resultado para a reserva de incentivos fiscais.

ANEXO III

PARECER DO CONSELHO FISCAL SOBRE O RELATÓRIO ANUAL DA ADMINISTRAÇÃO E AS DEMONSTRAÇÕES FINANCEIRAS REFERENTES AO EXERCÍCIO DE 2019 E SOBRE A PROPOSTA DA DIRETORIA PARA DESTINAÇÃO DO LUCRO LÍQUIDO VERIFICADO NO EXERCÍCIO DE 2019

Os membros do Conselho Fiscal da Companhia Paranaense de Energia - Copel, abaixo assinados, dentro de suas atribuições e responsabilidades legais e estatutárias, procederam ao exame das Demonstrações Financeiras referentes ao exercício de 2019, que compreendem o balanço patrimonial em 31.12.2019 e as respectivas demonstrações do resultado, do resultado abrangente, das mutações do patrimônio líquido e dos fluxos de caixa para o exercício findo nessa data, bem como as correspondentes notas explicativas e a Proposta da Diretoria para Destinação do Lucro Líquido do Exercício de 2019. As minutas foram recebidas e analisadas individualmente pelos Conselheiros e discutidas com a administração previamente. Com base nos trabalhos e discussões desenvolvidos ao longo do exercício, nas análises e entrevistas efetuadas, nos acompanhamentos e esclarecimentos prestados pela Administração e pela Auditoria Independente sobre os controles internos, e considerando ainda o Relatório do Auditor Deloitte Touche Tohmatsu Auditores Independentes sobre as Demonstrações Financeiras Individuais e Consolidadas, emitido sem ressalvas, os conselheiros fiscais registram que não tiveram conhecimento de nenhum fato ou evidência que não esteja refletido nas referidas Demonstrações Financeiras e opinam que referidas Demonstrações estão em condições de ser encaminhadas à deliberação da Assembleia Geral de Acionistas.

Curitiba, 25 de março de 2020

DEMETRIUS NICHELE MACEI
Presidente

HARRY FRANÇÓIA JÚNIOR

JOSÉ PAULO DA SILVA FILHO

LETÍCIA PEDERCINI ISSA MAIA

ROBERTO LAMB

ANEXO IV

COMENTÁRIO DOS ADMINISTRADORES SOBRE A SITUAÇÃO FINANCEIRA DA COMPANHIA NOS TERMOS DO ITEM 10 DO ANEXO 24 DA INSTRUÇÃO CVM 480/2009

FORMULÁRIO DE REFERÊNCIA

10.1 Os diretores devem comentar sobre:

Os valores informados nessa seção, quando não especificados, estão demonstrados em R$ mil. Esta seção refere-se às demonstrações financeiras consolidadas.

a. condições financeiras e patrimoniais gerais

A Copel foi criada em outubro de 1954 e é a maior empresa do Paraná em receita líquida. Atua com tecnologia de ponta nas áreas de geração, transmissão, comercialização e distribuição de energia, além de telecomunicações e gás natural.

Opera um abrangente e eficaz sistema elétrico, com parque gerador próprio de usinas, linhas de transmissão, subestações, linhas e redes elétricas do sistema de distribuição, e um moderno sistema óptico de telecomunicações, que integra todas as cidades do Estado.

2019

Uma das principais tarefas desta gestão tem sido honrar e manter o principal ativo da empresa, seu corpo técnico de alto nível e, ao mesmo tempo, desenvolver estratégias para avançar em eficiência e reduzir custos.

A Copel completou 65 anos em outubro como a maior empresa do Estado e a quarta do setor elétrico brasileiro, com negócios em 10 estados e foco renovado em nossas atividades no Paraná. Destinou R$ 920 milhões às apropriações no aperfeiçoamento do sistema elétrico de distribuição, que atende quase 4,8 milhões de consumidores no Estado sendo esse o maior valor já destinado ao segmento em toda a história da Companhia.

Está à frente de um intenso movimento de transformação tecnológica, pesquisando e implementando inovações que, no médio prazo, elevarão a qualidade de fornecimento para o setor produtivo e mudarão o modo como as pessoas se relacionam com a energia. Isso é possível graças a uma gestão baseada na busca por eficiência, investimentos rentáveis e na excelência dos profissionais. Tal movimento já está se tornando realidade na Copel Distribuição por meio do Programa Transformação, que terá R$2,9 bilhões aplicados no trifaseamento das redes que atendem a área rural, em redes inteligentes e na confiabilidade total.

Parte importante deste caminho foi aberta pela centralização de todas as unidades de operações e serviços que ficavam no interior do Paraná. Com quase 3 mil metros quadrados, o Polo Smart Copel, novo centro integrado de operações e serviços, aplica o que há de mais avançado em tecnologia para atender o futuro do sistema elétrico. Com o Smart Copel é possível monitorar medidores inteligentes de todo o Paraná, estações de recarga de carros elétricos, sistema de geração distribuída, sensores, religadores automáticos entre outras tecnologias que começam a despontar no estado.

A eficiência que já foi implantada em Ipiranga, cidade 100% inteligente, será aplicada em outras localidades. A troca de todos os medidores de energia tradicionais por modelos inteligentes permite automatizar a medição do consumo e está transformando o sistema de distribuição em uma rede de energia integrada. Observa-se a conectividade, prevê falhas no sistema e o consumidor também acompanha a evolução do seu consumo, dando parâmetro real ao uso da energia.

Também iniciou-se o Projeto Paraná Trifásico, que consiste na substituição de 25 mil km de redes monofásicas por redes trifásicas na área rural do Paraná, melhorando a qualidade do fornecimento e provendo maior segurança aos empregados e à população.

Outro marco muito importante para a Copel, a eletrovia que liga o Porto de Paranaguá às Cataratas do Iguaçu, completou um ano de profícua parceria com a Itaipu Binacional e comprova que a Companhia saiu na frente em relação à mobilidade urbana e à descarbonização, temas que se tornaram uma prioridade mundial.

O uso de sistemas que gerem energia de forma abundante, renovável e limpa esteve em destaque em 2019 com a entrada em operação das três últimas unidades geradoras do Complexo Eólico Cutia, e a conclusão das obras do Complexo Eólico Bento Miguel, ambos no litoral do Rio Grande do Norte. Juntos, os dois complexos produzirão energia suficiente para atender mais de 800 mil pessoas.

Em março iniciou-se a operação comercial da primeira unidade geradora de energia da Usina Hidrelétrica Colíder. Esse foi mais um passo para o fechamento de um ciclo de investimentos em geração de energia limpa. Colíder tem importância significativa no cenário nacional já que o Brasil, muito embora já possua parques eólicos, ainda depende das hidrelétricas para garantir a operação adequada do sistema interligado.

A Copel Energia, subsidiária responsável pela comercialização de energia elétrica para o mercado livre, atingiu, em 2019, o número expressivo de 1.3 GW médios de energia vendida. Esse resultado coloca a Companhia mais próxima de cumprir o objetivo de estar entre os principais players do segmento.

Todos esses avanços e planos requerem uma gestão comprometida. Esse comprometimento comprovou-se por meio dos prêmios alcançados pela Companhia ao longo de 2019. A Copel tem a melhor governança entre as estatais de acordo com o programa Destaque em Governança de Estatais da B3. Continuou no topo das empresas mais valiosas do Paraná e no Top 3 da região Sul do Brasil. Tem a segunda melhor distribuidora da América Latina, premiação concedida pela Comisón de Integración Energética Regional (Cier) e a melhor do Brasil na avaliação do cliente, de acordo com a apuração realizada pela Associação Brasileira de Distribuidores de Energia Elétrica - Abradee.

A Auditoria da Companhia recebeu a certificação internacional de Quality Assessment. Essa certificação atesta o uso das melhores práticas globais e a conformidade com os padrões internacionais para a prática profissional da auditoria interna. Já a Ouvidoria da Copel Distribuição, recebeu, pelo segundo ano consecutivo, o Prêmio Aneel de Ouvidoria.

Honrando o compromisso de trabalhar em prol dos Objetivos de Desenvolvimento Sustentável, o projeto Internet Sem Bullying, criado pela Copel Telecom em parceria com a Abrace Programas Preventivos, recebeu o troféu de melhor prática sustentável na categoria grandes empresas. Por meio de palestras em escolas estaduais, já conectadas pela internet da Copel, equipes de voluntários de todas as subsidiárias e parceiros estratégicos de negócio, impactaram mais de 700 alunos da rede pública com o tema do cyberbullying.

Ressalta-se que a Copel Telecom, com tecnologia 100% em fibra óptica, presta um serviço altamente demandado e valorizado, mas precisa de investimentos intensivos para fazer frente à

concorrência. Diante disso, durante 2019 a Companhia revisou sua atuação, seu mercado, investimento e retorno, sempre buscando manter a qualidade já consolidada pelo Grupo Copel, ao mesmo tempo em que aprofundou os estudos sobre potencial alienação do controle da Copel Telecomunicações S.A..com assessorias financeira e jurídicas externas.

Outra iniciativa social, o programa Cultivar Energia apoiado pela Copel Geração e Transmissão, recebeu o troféu Benchmarking Brasil. Esse programa permite a criação de hortas comunitárias embaixo de linhas de transmissão de energia.

Os resultados financeiros obtidos em 2019 refletem a convicção de que disciplina financeira é um dos mais importantes pilares para o crescimento sustentado do negócio. Pela primeira vez, o lucro líquido consolidado superou os R$ 2 bilhões. Além disso, o Ebitda teve acréscimo de R$ 1.141,3 milhão em relação a 2018, demostrando a eficiência e aumento de produtividade.

Por fim, é importante destacar a excelência do trabalho de todos os empregados. Sua dedicação e comprometimento fez com que a Copel alcançasse índices de eficiência que igualam ou mesmo superam os das melhores empresas privadas do setor elétrico.

Em 2020, estamos diante de uma crise sem precedentes no Brasil e no mundo. Enfrentamos um inimigo invisível, que tem imposto severas restrições às pessoas e à atividade econômica. Teremos um enorme desafio pela frente: conciliar medidas de proteção à saúde com a atividade produtiva. Pela própria natureza da empresa em que escolhemos trabalhar, estamos na linha de frente. Temos responsabilidade com mais de 11 milhões de paranaenses, em especial com as camadas mais vulneráveis da população, e não falharemos em nossa missão. E é pelo caminho que seguiu até aqui que a Companhia deve trilhar: manter a estabilidade de empresa pública, mas com mindset de empresa privada.

2018

Em 2018 a Copel apresentou resultados econômicos sólidos e ampliou seus negócios. Num ano de transição política e com o quadro macroeconômico ainda em recuperação, a Copel apresentou Ebitda de R$ 3.143,3 milhões, valor 9,4% acima ao do ano anterior, e lucro líquido de R$ 1.444,0 milhões, um crescimento de 29,1%.

Os números refletem um programa consistente de redução de custos, melhoria de eficiência e rigorosa disciplina na alocação de capital. Simultaneamente, a Companhia encaminhou o encerramento de um longo ciclo de investimentos em seu parque de geração e transmissão nos dez estados em que atua. O destaque fica para a conclusão das usinas hidrelétricas de Colíder (300 MW de capacidade instalada e investimento de R$ 2,4 bilhões), Baixo Iguaçu (350 MW e R$ 2,5 bilhões), com 30% de participação da Copel, e do complexo eólico Cutia (312 MW e R$ 2,1 bilhões), com produção iniciada em 2019.

Além da ampliação do parque gerador da Copel, começou a colher os frutos destes investimentos com uma receita incremental ao redor de R$ 450,0 milhões a partir do corrente ano, quando projetou investir valor da ordem de R$ 2,0 bilhões nos negócios da Companhia. Dentre os investimentos, contam-se o início das obras da PCH Bela Vista, arrematada em leilão no último ano, e de linhas de transmissão concentradas no Estado do Paraná.

O ano de 2018 também marcou um grande crescimento da Copel Energia, a subsidiária de comercialização. Criada há menos de dois anos, apresentou um aumento de 102% em seu faturamento e já figura entre as maiores comercializadoras do País em volume negociado. O

objetivo é ampliar ainda mais a participação de mercado tendo por locomotiva a reputação da marca Copel.

No segmento de distribuição a Copel melhorou, nos dois últimos anos, em 73% a eficiência do Ebitda realizado em relação ao Ebitda regulatório estimado, com a expectativa realista de atingi-lo já em 2019, quando o investimento no segmento será de R$ 835,0 milhões. A Copel Distribuição apresenta hoje seus principais índices de qualidade de fornecimento — DEC e FEC — abaixo dos limites regulatórios, fator que contribuiu para que a Companhia fosse reconhecida como a melhor distribuidora do Brasil, na visão dos seus clientes, pela Agência Nacional de Energia Elétrica - Aneel.

Foi inaugurado o Smart Copel, centro de operações de distribuição mais moderno do Brasil, no bairro Novo Mundo, em Curitiba. A unidade gradativamente centralizará a gestão do sistema — assumindo a função antes realizada a partir das cinco regiões do Estado — e já permite controlar o sistema elétrico remotamente, isolar problemas com rapidez e controlar a qualidade do fornecimento em tempo real, entre outras possibilidades.

A se considerar a transformação por que passa o segmento de distribuição na atualidade, o investimento em inovação é vital, voltado à construção da infraestrutura das futuras cidades inteligentes. O programa de modernização das redes no campo terá continuidade, com a incorporação de inovações que resultam de mais de uma década de trabalho na operação de redes inteligentes. Elas incluem tecnologias de automação e controle remoto da rede elétrica, instalação de medidores inteligentes e projetos de pesquisa e desenvolvimento pioneiros no Brasil.

Ipiranga, no interior do Paraná, tornou-se em 2018 a primeira cidade do país a ser inteiramente coberta por religadores e medidores inteligentes integrados a um mesmo sistema de comunicação. O segundo projeto a utilizar esse conceito cobrirá integralmente os municípios de São José dos Pinhais e Tijucas do Sul, em atendimento a 126 mil consumidores. O conjunto de inovações da Copel inclui também as maiores pesquisas sobre armazenamento de energia em curso no Brasil, e testes de microgeração a partir da biomassa do agronegócio, que guarda enorme potencial para exploração no Paraná.

Outro investimento importante na área de inovação reside na mobilidade elétrica, com a inauguração em 2018 da maior eletrovia do Brasil. Ela conta com 11 eletropostos que conectam o Paraná de leste a oeste, ao longo de mais de 700 quilômetros, entre o Porto do Paranaguá e Foz do Iguaçu.

A base para todos esses investimentos e resultados se encontra em na governança corporativa. Em dezembro de 2018, a Copel foi certificada como Destaque em Governança na B3, sendo a única estatal de controle estadual com tal reconhecimento. E, na busca por nos tornarmos uma referência em sustentabilidade, consolidamos no último ano um papel de protagonismo na articulação de atores da Região Sul do Brasil em busca das metas dos Objetivos de Desenvolvimento Sustentável - ODS. Para tanto, a Companhia, que lidera a frente regional do Programa Cidades do Pacto Global desde 2017, passou a sediar, em 2018, em suas instalações no bairro Bigorrilho, em Curitiba, o Hub Local 2030, diretamente ligado à Organização das Nações Unidas - ONU.

Os resultados atingidos refletem o maior patrimônio da Copel, conjunto de mais de 7.600 colaboradores que não poupam esforços para mantermos um serviço de excelência, e que em 2018 nos colocaram entre as 150 melhores empresas para se trabalhar, pelo levantamento da Revista Você S/A.

É com grande ânimo e confiança que a Companhia encara os desafios em 2019. Iniciou-se um novo ciclo para a Companhia, com energia de sobra para colaborar como indutor indispensável ao crescimento econômico e, assim, atender aos clientes, parceiros e a sociedade de maneira geral.

2017

O ano de 2017 comprovou, mais uma vez, a enorme resiliência do setor elétrico brasileiro às crises conjunturais.

A Copel respondeu aos desafios do período em linha com as expectativas do mercado: com disciplina financeira, programa agressivo de redução de custos e aposta na consolidação de sua governança. São estes os pilares de uma gestão que já começou a colher frutos, seja por meio da blindagem institucional que garantirá a perenidade de seus negócios, seja pelos resultados positivos em todas as áreas em que atua.

A área de governança e compliance, estruturada há um ano como diretoria, teve enorme mérito no recente reconhecimento, pela organização Transparência Internacional, das práticas de prevenção à corrupção e em prol da transparência, benchmarks entre as estatais brasileiras.

O reconhecimento de um ano de importantes feitos em nome doscompromissos de longo prazo, sendo o mais significativo o convite da Organização das Nações Unidas - ONU, em outubro, para sediar o primeiro centro regional do Programa Cidades do Pacto Global, posto avançado de articulação de programas que vão contribuir para o desafio global dos Objetivos do Desenvolvimento Sustentável - ODS, em alinhamento com a estratégia do Governo do Paraná para promover a Agenda 2030 em todos os 399 municípios do Estado.

No mesmo mês de outubro, a Companhia passou a integrar a lista das 150 melhores empresas para trabalhar do Brasil, do Guia Você S/A, levantamento que atesta a dedicação e o profissionalismo de cada um de nossos mais de oito mil empregados, e que é resultado de sua percepção sobre as melhorias implementadas, nos anos recentes, na gestão de pessoas.

Feitos como esses garantiram mais uma vez a presença nos seletos índices de sustentabilidade da B3; o ISE; no FTSE4Good; da Bolsa de Londres; e o MSCI ESG, da Morgan Stanley - avaliações que coloca a Companhia entre as mais comprometidas empresas do setor mundial de utilities.

Em termos econômico-financeiros, a Copel tem sido bem sucedida por meio da renegociação de dívidas de curto prazo e dos fortes investimentos realizados, mesmo em cenário de crise, para concluir a construção e iniciar a geração de receita de uma série de empreendimentos de grande porte já em 2018: as hidrelétricas de Baixo Iguaçu e Colíder, além do Complexo Eólico Cutia, que somam 720 MW de potência instalada, e mais de 1.200 km da linha de transmissão Araraquara II-Taubaté.

Em 2017, também teve início programa de obras entre o Paraná e Santa Catarina no valor de R$ 500 milhões e foram concluídas as linhas Londrina – Assis e Figueira – Ponta Grossa Norte, importantes para o intercâmbio de energia entre as regiões Sul e Sudeste.

No segmento de distribuição, temos sido bem sucedidos na pesquisa e aplicação de novas tecnologias para monitoramento e automação das redes, principalmente no interior do Paraná. Mesmo em cenário de crise e redução de consumo, a inovação permitiu reduzir custos e promover os índices de qualidade de fornecimento a patamares inéditos no Estado.

Além do significativo e contínuo investimento em distribuição nos últimos anos – mais de R$ 4 bilhões desde 2011 – contribui para a força da marca junto aos clientes o desempenho da

subsidiária de telecomunicações. A satisfação dos clientes com a Copel Telecomunicações, conquistada por uma internet de varejo em fibra óptica que é a mais rápida do País, reflete a excelência de gestão que tem conseguido imprimir recentemente na Copel.

Empresas (em R$ mil)	2019	2018	2017
Geração e Transmissão (1)	793.000	729.300	1.071.300
Distribuição	919.900	696.000	630.400
Telecomunicações	146.300	309.400	241.100
Cutia	57.500	781.300	566.000
Outros (2)	11.800	53.000	-
Total	1.928.500	2.569.000	2.508.800

(1) Referente à participação da Copel no Empreendimento.

(2) Inclui Copel Renováveis, São Bento Energia, Copel Brisa Potiguar, SPE Voltália São Miguel do Gostoso, SPE Paraná Gás, SPE Dois Saltos, Copel Comercialização, Copel Renováveis e Copel Holding.

A seguir, as principais informações contábeis no período de 2017 a 2019:

Dados da Demonstração de Resultado:	2019	2018	2017
Receitas operacionais	16.244.274	14.934.780	14.024.573
Custo de vendas e serviços	(11.760.176)	(11.501.688)	(10.665.890)
Lucro bruto	4.484.098	3.433.092	3.358.683
Receitas/despesas operacionais	(1.293.417)	(1.039.045)	(1.217.302)
Lucro antes de resultados financeiros e impostos	3.190.681	2.394.047	2.141.381
Resultados financeiros	(488.486)	(438.050)	(748.440)
Lucro antes de imposto de renda e contribuição social	2.702.195	1.955.997	1.392.941
Imposto de renda e contribuição social sobre o lucro	(639.326)	(511.993)	(274.686)
Lucro líquido do exercício	2.062.869	1.444.004	1.118.255
Dados do Balanço Patrimonial:			
Ativo circulante	7.909.196	6.677.846	5.701.834
Conta de Resultados a Compensar (CRC)	1.350.685	1.445.042	1.516.362
Ativo não circulante	10.862.630	10.014.260	8.607.626
Ativo imobilizado (líquido)	10.592.103	10.840.663	9.829.450
Ativo total	38.312.550	35.930.100	33.162.377
Empréstimos, financiamentos e debêntures (curto prazo)	1.419.822	3.297.928	2.416.728
Passivo circulante	5.345.621	6.695.114	6.109.914
Empréstimos, financiamentos e debêntures (longo prazo)	10.152.271	8.267.510	7.413.755
Passivo não circulante	15.368.717	12.898.772	11.541.960
Patrimônio líquido	17.598.212	16.336.214	15.510.503
Atribuível aos acionistas controladores	17.252.414	16.032.925	15.207.842
Atribuível a participações não controladoras	345.798	303.289	302.661
Capital social	10.800.000	7.910.000	7.910.000

Analisando a imobilização do Patrimônio Líquido, indicador que demonstra quanto do Patrimônio Líquido está aplicado no Ativo Permanente (Investimentos, Imobilizado e Intangível), verificamos que os índices foram de 111%, 118% e 122% nos exercícios de 2019, 2018 e 2017, respectivamente.
A Companhia financia a liquidez e necessidades de capital principalmente com recursos propiciados por operações e mediante financiamento externo, visando à ampliação e à modernização dos negócios ligados a geração, transmissão, comercialização e distribuição de energia, bem como telecomunicações.

Sobre o índice de Retorno sobre o Patrimônio Líquido verificamos que houve aumento no decorrer dos exercícios, sendo 11,7% em 2019, 8,8% em 2018 e 7,2% em 2017, devido principalmente ao crescimento do lucro líquido, que foi de R$ 2.062.869 nesse exercício. Em 2018 foi de R$ 1.444.004 e 2017 de R$ 1.118.255.

b. estrutura de capital

Exercício	2019	%	2018	%	2017	%
Capital de terceiros (PC+PNC)	20.714.338	54%	19.593.886	55%	17.651.874	53%
Capital próprio (PL)	17.598.212	46%	16.336.214	45%	15.510.503	47%
Total	**38.312.550**	**100%**	**35.930.100**	**100%**	**33.162.377**	**100%**

Entendemos que a Companhia possui estrutura de capital equilibrada, condizente com o nosso negócio. Considerando todas as dívidas da Copel (Passivo Circulante e Passivo Não Circulante), verificamos que o endividamento está concentrado no Longo Prazo, conforme tabela:

Exercício	2019	%	2018	%	2017	%
Passivo Circulante	5.345.621	26%	6.695.114	35%	6.109.914	35%
Passivo Não Circulante	15.368.717	74%	12.898.772	65%	11.541.960	65%
Total	**20.714.338**	**100%**	**19.593.886**	**100%**	**17.651.874**	**100%**

Além disso, conforme tabela a seguir, a análise da dívida líquida em relação ao Patrimônio Líquido demonstra o nível de alavancagem da Companhia de 47% em 2019, 57% em 2018 e 55% em 2017. Na mesma tabela, verifica-se a variação da estrutura de capital da Copel:

Exercício	2019	2018	2017
Dívida líquida/Patrimônio Líquido	47%	57%	55%
Patrimônio Líquido / Passivo total	46%	45%	45%

De acordo com os índices apresentados, os Diretores entendem que a situação atual da Companhia está adequada ao setor de energia, não comprometendo a capacidade de pagamento de suas dívidas.

c. capacidade de pagamento em relação aos compromissos financeiros assumidos

A dívida da Companhia (Empréstimos, Financiamentos e Debêntures) teve crescimento nos três últimos exercícios, mas de acordo com a capacidade de disponibilidades, conforme informações a seguir:

Exercício	2019	2018	2017
Dívida	11.572.093	11.565.438	9.830.483
Disponibilidade e Títulos (CP e LP)	3.223.808	2.292.705	1.259.738
Dívida líquida	**8.348.285**	**9.272.733**	**8.544.422**

Esse crescimento está alinhado com o programa de investimentos dos próximos anos e ao reforço no capital de giro da Copel. Segue o cronograma de vencimento da dívida:

	2020	2021	2022	2023	2024	2025	Após 2025	Total
Dívida	1.419.822	2.534.387	2.689.874	1.467.801	927.066	656.548	1.876.595	11.572.093

Destacamos também a evolução da capacidade de geração de caixa da Companhia, medida pelo Ebitda, que teve crescimento de 36,3% em 2019:


4.284.517
3.143.226
2.872.980
2019
2018
2017
Ebitda (R$ milhões)

Observamos ainda a melhora nos indicadores de liquidez, que mensuram a capacidade de pagamento para os compromissos assumidos no curto e longo prazo, conforme próxima tabela. Essa evolução também é percebida quando analisamos o crescimento do capital circulante líquido da Companhia, que foi positivo em R$ 2.563.575 em 2019, ante valores negativos em 2018 e 2017 de R$ 17.268 e R$ 408.080, respectivamente.

	2019	2018	2017
Liquidez Corrente (AC/PC)	1,5	1,0	0,9
Liquidez Geral (AC + RLP)/(PC +PNC)	0,9	0,9	0,8

Essa melhora foi possível devido ao monitoramento da evolução da liquidez e adoção de ações para equacionamento da capacidade financeira de curto prazo, preservando os programas de investimentos da Companhia, bem como buscando o alongamento da dívida

A Companhia e suas controladas têm empréstimos, financiamentos e debêntures com cláusulas contratuais restritivas (covenants) que podem exigir a antecipação do pagamento destas obrigações.

A Companhia faz a administração do risco de liquidez com um conjunto de metodologias, procedimentos e instrumentos, aplicados ao controle permanente dos processos financeiros, a fim de garantir o adequado gerenciamento dos riscos.

Os investimentos são financiados por meio de dívidas de médio e longo prazos junto a instituições financeiras e ao mercado de capitais.

São desenvolvidas projeções econômico-financeiras de curto, médio e longo prazos, as quais são submetidas à apreciação dos órgãos da Administração. Anualmente ocorre a aprovação do orçamento empresarial para o próximo exercício.

As projeções econômico-financeiras de médio e longo prazos abrangem períodos mensais cobrindo os próximos cinco anos. A projeção de curto prazo considera períodos diários cobrindo os próximos 90 dias.

A Companhia monitora permanentemente o volume de recursos a serem liquidados por meio de controle do fluxo de caixa, objetivando reduzir o custo de captação, o risco de renovação dos

empréstimos e a aderência à política de aplicações financeiras, mantendo-se um nível de caixa mínimo.

A tabela a seguir demonstra valores esperados de liquidação, não descontados, em cada faixa de tempo. As projeções foram efetuadas com base em indicadores financeiros vinculados aos respectivos instrumentos financeiros, previstos nas medianas das expectativas de mercado do Relatório Focus, do Banco Central do Brasil - Bacen, que fornece a expectativa média de analistas de mercado para tais indicadores para o ano corrente e para os próximos 3 anos. A partir de 2024, repetem-se os indicadores de 2023 até o horizonte da projeção.

Consolidado	Juros (a)	Menos de 1 mês	1 a 3 meses	3 meses a 1 ano	1 a 5 anos	Mais de 5 anos	Total
31.12.2019							
Empréstimos e financiamentos	NE nº 22	31.783	116.507	308.780	2.060.587	1.666.506	4.184.163
Debêntures	NE nº 23	391.329	62.012	1.069.177	7.370.707	1.669.273	10.562.498
Contas a pagar vinculadas à concessão	Tx. Retorno + IGP-M e IPCA	6.099	12.198	56.083	333.624	1.380.502	1.788.506
Fornecedores	-	1.313.914	291.700	127.030	140.550	-	1.873.194
Parcelamento ordinário junto à Receita Federal do Brasil	Selic	6.037	12.119	-	-	-	18.156
Pert	Selic	4.122	8.284	37.893	223.375	345.424	619.098
Passivos Financeiros Setoriais	Selic	-	-	-	109.416	-	109.416
		1.753.284	**502.820**	**1.598.963**	**10.238.259**	**5.061.705**	**19.155.031**

(a) Taxa de juros efetiva - média ponderada.

d. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes utilizadas

Foram utilizadas as seguintes fontes de financiamento:

- Mercado Financeiro (Debêntures, Debêntures de Infra Estrutura e Notas Promissórias);
- Rolagens de Contratos de Financiamentos com Instituições Financeiras (Banco do Brasil);
- Financiamentos com instituições financeiras – BNDES.

e. fontes de financiamento para capital de giro e para investimentos em ativos não-circulantes que pretende utilizar para cobertura de deficiências de liquidez

Tendo em vista sua composição acionária de empresa de economia mista sujeita às restrições de crédito impostas ao setor público, a Copel dispõem, exclusivamente, como fonte de financiamento para capital de giro, do mercado financeiro de capitais. Quando possível, poderão ser renegociadas dívidas em seus respectivos vencimentos, como legalmente previsto.

Para os investimentos, podem ser obtidos financiamentos via limite concedido anualmente pelo Conselho Monetário Nacional - CMN (Resolução BACEN nº 4.598/2017), neste caso, poderemos captar recursos para financiamentos de empreendimentos no Banco Nacional de Desenvolvimento Econômico e Social – BNDES, ou ainda, podem ser emitidas Debêntures de Infra-Estrutura, com taxas e prazo diferenciados, conforme critérios da legislação pertinente.

A Companhia poderá captar recursos financeiros por Programas de Financiamento Setorial, quando disponíveis para investimentos específicos.

No mercado externo o acesso a financiamento está limitado também à rolagem de dívida e ao acesso aos organismos internacionais de desenvolvimento, dependendo das condições econômicas negociais.

f. níveis de endividamento e as características de tais dívidas, descrevendo ainda:

O nível de endividamento da Copel em dezembro de 2019 foi de 120,7%, em dezembro de 2018 foi 119,9% e em dezembro de 2017 foi de 113,8%.

Esse índice reflete o total da dívida de curto e longo prazo pelo patrimônio líquido. A exposição da Copel em moeda estrangeira é muito pequena, sendo em 2019 0,63%, em 2018 0,64% e em 2017 0,58%

i. contratos de empréstimo e financiamento relevantes

Em 2019:

- Em 20 de março de 2019 a Cutia Empreendimentos Eólicos S.A emitiu debêntures na forma do artigo 2º da Lei nº 12.431, de 24.06.2011 ("Debêntures de Infraestrutura"), não conversíveis em ações, de espécie com garantia real, com garantia adicional fidejussória, em série única, para distribuição pública, nos termos da Instrução CVM nº 476/2009, no montante total de R$ 360 milhões, juros e amortização semestrais. As debêntures serão remuneradas com juros correspondentes à variação do Índice Nacional de Preços ao Consumidor Amplo - IPCA, acrescidos de sobretaxa de 5,8813% a.a.
- Em 09 de maio de 2019 a Copel Geração e Transmissão emitiu R$ 650 milhões em Notas Promissórias. A emissão possui juros remuneratórios equivalente à 105,0% da taxa DI e foram liquidados em agosto de 2019 com a entrada da 6ª emissão de debêntures da GeT;
- Em 15 de maio de 2019 a Copel Telecomunicações S.A emitiu debêntures no valor de R$ 210 milhões que serão pagos em 3 parcelas iguais em 2022, 2023 e 2024. Os encargos financeiros são calculados com base na variação acumulada de 117,00% da DI diária e serão pagos semestralmente;
- Em 14 de junho de 2019 a Copel Holding emitiu debêntures no valor de R$ 500 milhões que será pago em parcela única em 2022. Os encargos financeiros são calculados com base na variação acumulada de 106,00% da DI diária e serão pagos semestralmente;
- Em 15 de julho de 2019 a Copel Geração e Transmissão S.A emitiu debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em duas séries, para distribuição pública no valor de R$ 1 Bilhão, sendo R$ 800 milhões referentes a primeira série que será pago em 2 parcelas iguais em 2023 e 2024 e encargos financeiros calculados com base na variação acumulada de 109,00% da DI diária e pagos semestralmente e R$ 200 milhões referentes a segunda série emitida na forma do artigo 2º da Lei nº 12.431, de 24.06.2011 ("Debêntures de Infraestrutura") com juros semestrais e amortização única em 2025. A segunda série será remunerada com juros correspondentes à variação do Índice Nacional de Preços ao Consumidor Amplo - IPCA, acrescidos de sobretaxa de 3,90% a.a.

- Em 15 de novembro de 2019 a Copel Distribuição emitiu debêntures não conversíveis em ações, de espécie quirografária, com garantia adicional fidejussória, em duas séries, para distribuição pública no valor de R$ 850 milhões, sendo R$ 500 milhões referentes a primeira série emitida na forma do artigo 2º da Lei nº 12.431, de 24.06.2011 ("Debêntures de Infraestrutura") com juros semestrais e amortização em 3 parcelas em 2025, 2026 e 2027. A primeira série será remunerada com juros correspondentes à variação do Índice Nacional de Preços ao Consumidor Amplo - IPCA, acrescidos de sobretaxa de 4,20% a.a. e segunda série no valor de R$ 350 milhões que serão pagos em 2 parcelas iguais em 2021 e 2022 e encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 1,45% a.a. que serão pagos semestralmente.
- Em 17 de dezembro de 2019 a Compagas emitiu debêntures simples e nominativas, em emissão privada no valor de R$ 43 milhões com vencimento em 2021. Os encargos financeiros calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 0,88% a.a.

Em 2018:

- Em 19 de janeiro de 2018 a Copel Holding emitiu debêntures no valor de R$ 600 milhões que serão pagos em 2 parcelas iguais em 2020 e 2021. Os encargos financeiros são calculados com base na variação acumulada de 119,00% da DI diária e serão pagos semestralmente;
- Em 11 de maio de 2018 a Copel Geração e Transmissão emitiu R$ 600 milhões em Notas Promissórias. A emissão possui juros remuneratórios equivalente à 114,50% da taxa DI e serão liquidados junto com o valor nominal em novembro de 2018;
- Em 31 de julho de 2018 a Copel Geração e Transmissão emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 3 parcelas iguais em 2021,2022 e 2023. Os encargos financeiros são calculados com base na variação acumulada de 126,00% da DI diária e serão pagos semestralmente;
- Em 10 de outubro de 2018, foi firmado contrato de financiamento entre o BNDES e a Cutia Empreendimentos Eólicos S.A., com a interveniência dos parques eólicos da Cutia, da Copel GeT e da Copel, no valor de R$ 619.4 milhões, com remuneração pela TJLP acrescida de 2,04% a.a. e amortização em 192 parcelas mensais e sucessivas, com o primeiro vencimento em 15.07.2019 e o último em 15.07.2035. Os recursos serão disponibilizados conforme dispositivos contratuais.
- Em 11 de outubro de 2018, a Copel Geração e Transmissão S.A. recebeu os recursos oriundos da 5ª emissão de debêntures simples, na forma do artigo 2º da Lei nº 12.431, de 24.06.2011 ("Debêntures de Infraestrutura"), não conversíveis em ações, de espécie com garantia real, com garantia adicional fidejussória, em série única, para distribuição pública, nos termos da Instrução CVM nº 476/2009, no montante total de R$ 290 milhões, juros semestrais e amortização em cinco parcelas anuais em 15.09.2021, 15.09.2022, 15.09.2023, 15.09.2024 e 15.09.2025. As debêntures serão remuneradas com juros correspondentes à variação do Índice Nacional de Preços ao Consumidor Amplo - IPCA, acrescidos de sobretaxa de 7,6475% a.a.
- Em 05 de outubro de 2018 a Copel Distribuição emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 3 parcelas iguais em 2021, 2022 e 2023. Os encargos financeiros são

calculados com base na variação acumulada de 100,00% da DI diária mais uma sobretaxa de 2,70% a.a. que serão pagos semestralmente;

- Em 24 de outubro de 2018, foi firmado contrato de financiamento entre o BNDES e a Copel GeT, com a finalidade de implantação da UHE Baixo Iguaçu, no valor de R$ 194 milhões, com remuneração pela TJLP acrescida de 1,94% a.a. e amortização em 192 parcelas mensais e sucessivas, com o primeiro vencimento em 15.07.2019 e o último em 15.07.2035. Os recursos serão disponibilizados conforme dispositivos contratuais.

Em 2017:

- Em 18 de outubro de 2017 a Copel Distribuição emitiu debêntures no valor de R$ 500 milhões que serão pagos em 2 parcelas iguais em 2021 e 2022. Os encargos financeiros são calculados com base na variação acumulada de 126,00% da DI diária e serão pagos semestralmente;
- Em 20 de outubro de 2017 a Copel Geração e Transmissão emitiu debêntures no valor de R$ 1 bilhão que serão pagos em 3 parcelas iguais em 2020, 2021 e 2022. Os encargos financeiros são calculados com base na variação acumulada de 126,00% da DI diária e serão pagos semestralmente;
- Em 10 de maio de 2017 a Copel Geração e Transmissão emitiu R$ 500 milhões em Notas Promissórias. A emissão possui juros remuneratórios equivalente à 117,00% da taxa DI e serão liquidados junto com o valor nominal em maio de 2019;
- Em 15 de julho de 2017 a Copel Telecomunicações emitiu R$ 220 milhões em debêntures de infraestrutura. A emissão possui juros remuneratórios calculados pela variação do IPCA, acrescidos de 5,4329%a.a. e serão liquidados semestralmente. O vencimento do principal será em julho de 2022;
- Em 22 de junho de 2017 a Copel Holding emitiu debêntures no valor de R$ 520 milhões. Os encargos financeiros são calculados com base na variação acumulada de 117,00% da DI diária e serão liquidados junto com o valor nominal em junho de 2019;

ii. outras relações de longo prazo com instituições financeiras

- **Banco do Brasil S.A.:**

a) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. O saldo em 31.12.2019 de R$ 95,8 milhões.

b) Cédula de Crédito Bancário no valor de R$ 640,0 milhões firmado com a Controladora em 19.12.2019, destinado ao financiamento de capital de giro. Saldo em 31.12.2019 de R$ 640,5 milhões.

c) Nota de crédito Industrial no valor de R$ 77 milhões firmado com a Controladora em 24.02.2017, destinado ao financiamento de capital de giro. Saldo em 31.12.2019 de R$ 39,4 milhões.

- **Centrais Elétricas Brasileiras S.A. - Eletrobrás:**

a) Três contratos com a Copel Distribuição referente ao Programa Nacional de Irrigação - Proni, firmados em 1994, que possuem saldo total em 31.12.2019 de R$ 47 mil.

b) Dois contratos com a Copel Distribuição referente ao Programa de Eletrificação Rural - Luz para Todos, firmados em 2008 e 2010, que possuem saldo total em 31.12.2019 de R$ 10,9 milhões.

c) Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 17 milhões R$ com Recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, firmado em 2015. Saldo em 31.12.2019 de R$ 13,4 milhões.

- **Financiadora de Estudos e Projetos - Finep:**

a) Em 2012, foi assinado contrato com o objetivo de custear, parcialmente, despesas incorridas na elaboração do Projeto Banda Extra Larga - BEL da Copel Telecomunicações. Possui saldo em 31.12.2019 de R$ 4,8 milhões.

- **BNDES:**

a) Contrato com a Copel Geração e Transmissão, assinado em 2009, no valor de R$ 169,5 milhões, com o objetivo de implementar o empreendimento UHE Mauá e seu Sistema de Transmissão Associado. Possui saldo em 31.12.2019 de R$ 95,8 milhões.

b) Dois contratos, assinados pela Copel Geração e Transmissão, assinado em 2011, no montante de R$ 44,7 milhões, com o objetivo de implementar a LT Foz do Iguaçu — Cascavel Oeste e a aquisição de máquinas e equipamentos para implantação dessa linha. Possuem saldo em 31.12.2019 de R$ 21,1 milhões.

c) Contrato com as empresas GE Boa Vista S.A., GE Farol S.A., GE Olho Dágua S.A. e GE São Bento S.A., assinado em março de 2012, totalizando R$ 282 milhões destinados a construção e implantação de centrais geradoras eólicas. Possuem saldo em 31.12.2019 de R$ 215,5 milhões.

d) Contrato com a Copel Geração e Transmissão, assinado em 2012, no valor de R$ 73,1 milhões, para implantação da PCH Cavernoso II. Possui saldo em 31.12.2019 de R$ 46,2 milhões.

e) Contrato com a Copel Geração e Transmissão, assinado em 2013, total de R$ 1,04 bilhão, para implantação da UHE Colíder e seu Sistema de Transmissão Associado. Possui saldo em 31.12.2019 de R$ 817,3 milhões.

f) Contrato com a Copel Geração e Transmissão, assinado em 2013, no montante de R$ 17,6 milhões, para implantação da Subestação Cerquilho III. Possui saldo em 31.12.2019 de R$ 11,4 milhões.

g) Contrato com a Costa Oeste, assinado em 2013, no montante de R$ 36,7 milhões, para Implantação de Linha de Transmissão 230 kV entre a SE Cascavel Oeste e a SE Umuarama Sul e implantação da SE. Possui saldo em 31.12.2019 de R$ 22,2 milhões.

h) Contrato com a Copel Distribuição, assinado em 2014, no montante de R$ 139 milhões, para preservação de negócios, melhorias, suporte operacional e investimentos gerais em

expansão, consolidação de projetos e programas de Investimentos Sociais de Empresas (ISE). Possui saldo em 31.12.2019 de R$ 51,2 milhões.

i) Contrato com a Marumbi, assinado em 2014, no montante de R$ 55 milhões, para Implantação de Linha de Transmissão 525 kV entre a SE Curitiba e a SE Curitiba Leste e implantação da SE Curitiba. Possui saldo em 31.12.2019 de R$ 34,4 milhões.

j) Contrato com a Santa Maria Energias Renováveis S.A, assinado em 2015, no montante de R$ 71,6 milhões para construção e implantação de centrais geradoras eólicas. Possui saldo em 31.12.2019 de R$ 45,6milhões.

k) Contrato com a Santa Helena Energias Renováveis S.A., assinado em 2015, no montante de R$ 83 milhões, para construção e implantação de centrais geradoras eólicas. Possui saldo em 31.12.2019 de R$ 49,5 milhões.

l) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 34,3 milhões, para implantação de linha de transmissão Assis - Paraguaçu Paulista II. Possui saldo em 31.12.2019 de R$ 22,4 milhões.

m) Contrato com a Copel Geração e Transmissão, assinado em 2015, no montante de R$ 21,6 milhões, para implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim C2. Possui saldo em 31.12.2019 de R$ 13,5 milhões.

n) Contrato com a Copel Distribuição, assinado em 2016, no montante de R$ 1,2 milhões, para aquisição de máquinas e/ou equipamentos e também bens de informática e automação. Possui saldo em 31.12.2019 de R$ 0,3 milhões.

o) Contrato com a Copel Geração e Transmissão, assinado em 2018, no montante de R$ 194 milhões, para Implantação da UHE Baixo Iguaçu e sistema de transmissão associado. Possui saldo em 31.12.2019 de R$ 196,8 milhões.

p) Contrato com a Cutia Empreendimentos Eólicos S.A., assinado em 2018, no montante de R$ 619,4 milhões, para a construção e implantação de centrais geradoras eólicas. Possui saldo em 31.12.2019 de R$ 611,5 milhões.

- **STN:**

a) Dívida de médio e longo prazo – DMLP da Secretaria do Tesouro Nacional, referente aos financiamentos sob amparo da Lei 4131/62, assinado em 20.05.1998. Saldo em 31.12.2019 de R$ 109,0 milhões. Existem garantias depositadas no total de R$ 98,4 milhões.

- **Emissão de debêntures e notas promissórias:**

a) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 15.05.2015 com a Copel Geração e Transmissão, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2019 é de R$ 347,0 milhões.

b) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em março de 2016 pelas eólicas Nova Asa Branca I, II e III, Eurus IV, Ventos de Santo Uriel, destinado a implantação dos parques eólicos. O saldo em 31.12.2019 é de R$ 254,9 milhões.

c) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em 15.04.2016 com a Compagas, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2019 é de R$ 11,8 milhões.

d) Instrumento particular de escritura da 3ª emissão de debêntures, assinado em 20.10.2017 com a Copel Distribuição, Os recursos oriundos da captação por meio desta Emissão serão destinados ao pagamento da 2ª (segunda) parcela referente à amortização do valor nominal unitário das debêntures da primeira emissão da Emissora. O saldo em 31.12.2019 é de R$ 505,8 milhões.

e) Instrumento particular de escritura da 3ª emissão de debêntures, assinado em 20.10.2017 com a Copel Geração e Transmissão, destinados ao refinanciamento do endividamento da Emissora, incluindo o resgate antecipado integral da 2ª emissão de Notas Promissórias da Companhia, e reforço de capital de giro. O saldo em 31.12.2019 é de R$ 1011,7 milhões.

f) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 15.10.2015 com a Copel Telecomunicações, destinado a implantação, ampliação e modernização da rede de telecomunicações. O saldo em 31.12.2019 é de R$ 195,4 milhões.

g) Instrumento particular de escritura da 2ª emissão de debêntures, assinado em 15.07.2017 com a Copel Telecomunicações, destinado a implantação, ampliação e modernização da rede de telecomunicações. O saldo em 31.12.2019 é de R$ 246,4 milhões.

h) Instrumento particular de escritura da 7ª emissão de debêntures, assinado em 19.01.2018 com a Controladora, destinado a capital de giro e realização de investimentos. O saldo em 31.12.2019 é de R$ 617,4 milhões.

i) Instrumento particular de escritura da 4ª emissão de debêntures, assinado em 23.07.2018 com a Copel Geração e Transmissão, destinado ao resgate antecipado total da 4ª emissão de notas promissórias comerciais da Companhia e pagamento parcial da 1ª primeira parcela de amortização da 2ª emissão de debêntures. O saldo em 31.12.2019 é de R$ 1.030,1 milhões.

j) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 25.09.2018 com a Copel Geração e Transmissão, destinado à reembolso de gastos relacionados ao Projeto de construção das Linhas de Transmissão em: Araraquara II - Taubaté, Assis - Londrina e Foz do Chopin. O saldo em 31.12.2019 é de R$ 308,5 milhões.

k) Instrumento particular de escritura da 4ª emissão de debêntures, assinado em 27.09.2018 com a Copel Distribuição, destinados a capital de giro e pagamento da 1ª parcela de amortização da 2ª emissão de debêntures da Copel Distribuição. O saldo em 31.12.2019 é de R$ 1.019,6 milhões.

l) Instrumento particular de escritura da 1ª emissão de debêntures, assinado em 20.03.2019 com a Cutia Empreendimentos Eólicos, destinados a construção e implantação dos Complexos Eólicos Cutia e Bento Miguel. O saldo em 31.12.2019 é de R$ 352,8 milhões.

m) Instrumento particular de escritura da 3ª emissão de debêntures, assinado em 15.05.2019 com a Copel Telecomunicações, destinados a Realização de Investimentos. O saldo em 31.12.2019 é de R$ 211,3 milhões.

n) Instrumento particular de escritura da 8ª emissão de debêntures, assinado em 14.06.2019 com a Copel Holding, destinados ao pagamento da 6ª emissão de debêntures e reforço da estrutura de capital. O saldo em 31.12.2019 é de R$ 501,0 milhões.

o) Instrumento particular de escritura da 6ª emissão de debêntures, assinado em 15.07.2019 com a Copel Geração e Transmissão, destinados a Resgate antecipado total da 5ª emissão de notas promissórias e pagamento parcial da 2ª parcela de amortização da 2ª emissão de

debêntures e reembolso de gastos com os projetos UHE Colíder e UHE Baixo Iguaçu. O saldo em 31.12.2019 é de R$ 1.024,1 milhões.

p) Instrumento particular de escritura da 5ª emissão de debêntures, assinado em 15.11.2019 com a Copel Distribuição, destinados a Investimento para expansão, renovação ou melhoria, reembolso de despesas da rede de distribuição de energia elétrica da Emissora vinculada ao contrato de concessão nº 46/1999 da ANEEL e reforço do capital de giro e recomposição de caixa pela amortização final da 2ª emissão de debêntures. O saldo em 31.12.2019 é de R$ 858,1 milhões.

q) Instrumento particular de escritura da 3ª emissão de debêntures, assinado em 17.12.2019 com a Compagas, destinado a refinanciamento do passivo da Emissora. O saldo em 31.12.2019 é de R$ 44,7 milhões.

iii. grau de subordinação entre as dívidas

Não há grau de subordinação contratual entre as dívidas. Assim, caso tenha alguma exigência quanto ao passivo exigível esta seguirá a ordem de precedência universal de credores.

iv. eventuais restrições impostas ao emissor, em especial, em relação a limites de endividamento e contratação de novas dívidas, à distribuição de dividendos, à alienação de ativos, à emissão de novos valores mobiliários e à alienação de controle societário, bem como se o emissor vem cumprindo essas restrições

A Companhia e suas controladas contrataram empréstimos e emitiram debêntures com cláusulas que requerem a manutenção de determinados índices econômico-financeiros dentro de parâmetros pré-estabelecidos, bem como outras condições a ser observadas, como não alterar a participação acionária da Companhia no capital social das controladas que represente alteração de controle sem a prévia anuência. O descumprimento das condições mencionadas poderá implicar vencimento antecipado das dívidas e/ou multas.

Os principais indicadores econômico-financeiros estão descritos no quadro abaixo:

Empresa	Instrumento Contratual	Indicador Financeiros	Limite
Companhia Paranaense de Energia	7ª Emissão de Debêntures		
Companhia Paranaense de Energia	8ª Emissão de Debêntures		
Copel Geração e Transmissão	1ª Emissão de Debêntures	Dívida líquida consolidada / Ebitda consolid	≤ 3,5
Copel Geração e Transmissão	3ª Emissão de Debêntures		
Copel Geração e Transmissão	4ª Emissão de Debêntures		
Copel Geração e Transmissão	5ª Emissão de Debêntures		
Copel Geração e Transmissão	6ª Emissão de Debêntures		
Copel Telecomunicações	1ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≥ 1,5
Copel Telecomunicações	2ª Emissão de Debêntures		
Copel Telecomunicações	3ª Emissão de Debêntures		
Copel Distribuição	3ª Emissão de Debêntures		
Copel Distribuição	4ª Emissão de Debêntures		
Copel Distribuição	5ª Emissão de Debêntures		
Compagás	2ª Emissão de Debêntures	Dívida líquida / Ebitda	≤ 3,5
		Endividamento Geral	≤ 0,7
	3ª Emissão de Debêntures	Dívida líquida / Ebitda	≤ 3,5
Nova Asa Branca I	2ª Emissão de Debêntures		
Nova Asa Branca II	2ª Emissão de Debêntures		
Nova Asa Branca III	2ª Emissão de Debêntures	Índice de cobertura do serviço da dívida	≥ 1,3
Nova Eurus IV	2ª Emissão de Debêntures		
Ventos de Santo Uriel	2ª Emissão de Debêntures		
Cutia	1ª Emissão de Debêntures	Índice de cobertura do serviço da dívida (a)	≥ 1,2
Empresa	**Instrumento**	**Indicador Financeiros**	**Limite**
Copel GeT	BNDES Finem nº 820989.1 -	Ebitda / Resultado Financeiro Líquido	≥ 1,3
Copel GeT	Banco do Brasil nº 21/02000		
Copel DIS	BNDES Finem nº 14205611	Endividamento Financeiro / Ebitda ajustado	≤ 4,0
Santa Maria	BNDES Finem nº 14212711	Índice de cobertura do serviço da dívida	≥ 1,3
Santa Helena	BNDES Finem nº 14212721		
São Bento Energia, Investimento e	Contrato de Cessão BNDES		
GE Boa Vista S.A.	BNDES Finem nº 11211531		
GE Farol S.A.	BNDES Finem nº 11211521	Índice de cobertura do serviço da dívida	≥ 1,3
GE Olho D´Água S.A.	BNDES Finem nº 11211551		
GE São Bento do Norte S.A.	BNDES Finem nº 11211541		
Cutia	BNDES Finem nº 18204611	Índice de cobertura do serviço da dívida (a)	≥ 1,2
Costa Oeste	BNDES Finem nº 13212221	Índice de cobertura do serviço da dívida	≥ 1,3
Marumbi	BNDES Finem nº 14205851	Índice de cobertura do serviço da dívida	≥ 1,3

Em 31.12.2019, todas as condições foram plenamente atendidas ou pactuadas com as instituições financeiras.

g. limites dos financiamentos contratados e percentuais já utilizados

Atualmente em fase de utilização, a Copel tem contratado financiamentos abaixo descritos:

a. Eletrobrás - Programa Luz para Todos, 5ª tranche, no valor de R$ 17 milhões R$ com Recursos do Fundo de Investimento de Infraestrutura e Saneamento da Caixa Econômica Federal, já liberados 15,9 milhões.

b. BNDES, para implantação de Colíder, no valor total de R$ 1.041,2 milhões, já liberados R$ 1.041,9 milhões.

c. BNDES, para implantação das "Obras da Copa", valor total de R$ 139,1 milhões, já liberados R$ 128,4 milhões.

d. BNDES, para implantação da Linha de Transmissão Londrina Figueira C2, e da linha de transmissão Salto Osorio - Foz do Chopim C2 no valor total de R$ 21,6milhões, já liberados R$ 18,2 milhões

e. BNDES, para implantação da Linha de Transmissão Assis – Paraguaçu Paulista II, bem como a subestação "SE" Paraguaçu Paulista II no valor total de R$ 34,3milhões, já liberados R$ 28,8 milhões.

f. BNDES, para implantação do parque eólico de Santa Maria no valor total de R$ 71,6milhões, já liberados R$ 59,5milhões.

g. BNDES, para implantação do parque eólico de Santa Helena no valor total de R$ 83milhões, já liberados R$ 64,5 milhões.

h. BNDES, para aquisição de máquinas e/ou equipamentos e também bens de informática e automação, no valor total de R$ 1,2 milhões, já liberados R$ 0,49 milhões.

i. BNDES, para Implantação da UHE Baixo Iguaçu e sistema de transmissão associado, no valor total de R$ 194 milhões, já liberados R$ 194,3 milhões.

j. BNDES, Construção e implantação de centrais geradoras eólicas do Complexo Cutia, no valor total de R$ 619,4 milhões, já liberados R$ 589,2 milhões.

h. alterações significativas em cada item das demonstrações financeiras

ATIVO

	DEZ 2019	vertical 2019	horizontal 2019-2018	DEZ 2018	vertical 2018	horizontal 2018-2017	DEZ 2017	vertical 2017
ATIVO	**38.312.550**	**100,0%**	**6,6%**	**35.930.100**	**100,0%**	**8,3%**	**33.162.377**	**100,0%**
CIRCULANTE	**7.909.196**	**20,6%**	**18,4%**	**6.677.846**	**18,6%**	**17,1%**	**5.701.834**	**17,2%**
Caixa e equivalentes de caixa	2.941.727	7,7%	51,0%	1.948.409	5,4%	87,3%	1.040.075	3,1%
Títulos e valores mobiliários	3.112	0,0%	-97,5%	124.862	0,3%	9211,1%	1.341	0,0%
Cauções e depósitos vinculados	147	0,0%	-27,6%	203	0,0%	-99,7%	59.372	0,2%
Clientes	3.120.168	8,1%	6,0%	2.944.091	8,2%	7,7%	2.733.240	8,2%
Dividendos a receber	70.092	0,2%	-8,6%	76.672	0,2%	-5,1%	80.815	0,2%
Repasse CRC ao Governo do Estado do Paraná	219.236	0,6%	14,9%	190.876	0,5%	14,2%	167.109	0,5%
Ativos financeiros setoriais líquidos	355.570	0,9%	-15,6%	421.184	1,2%	145,4%	171.609	0,5%
Contas a receber vinculadas à concessão	58.842	0,2%	10,7%	53.177	0,1%	-64,5%	149.744	0,5%
Ativos de contrato	107.443	0,3%	26,4%	85.019	0,2%	0,0%	-	0,0%
Outros créditos	426.865	1,1%	17,5%	363.250	1,0%	-11,3%	409.351	1,2%
Estoques	130.442	0,3%	12,2%	116.285	0,3%	5,2%	110.559	0,3%
Imposto de renda e contribuição social	236.929	0,6%	55,7%	152.157	0,4%	-69,7%	501.685	1,5%
Outros tributos a recuperar	205.060	0,5%	27,5%	160.842	0,4%	-18,9%	198.232	0,6%
Despesas antecipadas	33.563	0,1%	-17,8%	40.819	0,1%	2,4%	39.867	0,1%
Partes relacionadas	-	0,0%	0,0%	-	0,0%	-100,0%	38.835	0,1%
NÃO CIRCULANTE	**30.403.354**	**79,4%**	**3,9%**	**29.252.254**	**81,4%**	**6,5%**	**27.460.543**	**82,8%**
Realizável a Longo Prazo	10.862.630	28,4%	8,5%	10.014.260	27,9%	16,3%	8.607.626	26,0%
Títulos e valores mobiliários	278.969	0,7%	27,1%	219.434	0,6%	0,5%	218.322	0,7%
Outros investimentos temporários	27.734	0,1%	42,1%	19.511	0,1%	4,2%	18.727	0,1%
Cauções e depósitos vinculados	98.433	0,3%	9,9%	89.555	0,2%	18,4%	75.665	0,2%
Clientes	62.399	0,2%	-61,7%	162.915	0,5%	-37,6%	261.082	0,8%
Repasse CRC ao Governo do Estado do Paraná	1.131.449	3,0%	-9,8%	1.254.166	3,5%	-7,0%	1.349.253	4,1%
Depósitos judiciais	504.190	1,3%	-4,6%	528.290	1,5%	-9,3%	582.529	1,8%
Ativos financeiros setoriais líquidos	118.419	0,3%	-54,0%	257.635	0,7%	50,1%	171.609	0,5%
Contas a receber vinculadas à concessão	2.558.796	6,7%	2,5%	2.497.514	7,0%	-43,6%	4.429.237	13,4%
Ativos de contrato	3.943.941	10,3%	17,8%	3.348.211	9,3%	0,0%	-	0,0%
Outros créditos	661.759	1,7%	189,1%	228.894	0,6%	53,2%	149.416	0,5%
Imposto de renda e contribuição social	142.532	0,4%	-14,3%	166.384	0,5%	-5,7%	176.480	0,5%
Imposto de renda e contribuição social diferidos	1.011.866	2,6%	0,5%	1.007.061	2,8%	10,0%	915.492	2,8%
Outros tributos a recuperar	322.011	0,8%	39,2%	231.400	0,6%	97,8%	116.974	0,4%
Despesas antecipadas	132	0,0%	-96,0%	3.290	0,0%	-74,1%	12.684	0,0%
Partes relacionadas	-	0,0%	0,0%	-	0,0%	-100,0%	130.156	0,4%
Investimentos	**2.523.179**	**6,6%**	**6,5%**	**2.368.234**	**6,6%**	**-7,9%**	**2.570.643**	**7,8%**
Imobilizado	**10.592.103**	**27,6%**	**-2,3%**	**10.840.663**	**30,2%**	**10,3%**	**9.829.450**	**29,6%**
Intangível	**6.332.611**	**16,5%**	**5,0%**	**6.029.097**	**16,8%**	**-6,6%**	**6.452.824**	**19,5%**
Direito de uso de ativos	**92.831**	**0,2%**	**0,0%**	**-**	**0,0%**	**0,0%**		**0,0%**

Caixa e Equivalentes de Caixa

O aumento de 51,0% na conta Caixa e Equivalentes de Caixa de 2018 para 2019 deve-se principalmente:

- Geração de caixa operacional de R$ 2.927.663
- ingresso de empréstimos e financiamentos de R$ 796.296
- ingresso de debêntures emitidas de R$ 2.965.028

Compensado parcialmente por:

- Amortizações de principal de empréstimos e financiamentos de R$ 1.660.869
- Amortização de principal de debêntures de R$ 1.977.125
- Pagamento de dividendos e juros sobre o capital próprio de R$ 402.891
- Aquisições de imobilizado de R$ 503.496
- Aquisições de ativos de contrato de R$ 1.042.093
- Pagamento de encargos de empréstimos e financiamentos de R$ 325.977
- Pagamento de encargos de debêntures de R$ 700.119
- Pagamento de imposto de renda e contribuição social de R$ 575.212

O aumento de 87,3% na conta Caixa e Equivalentes de Caixa de 2017 para 2018 deve-se principalmente:

- Geração de caixa operacional de R$ 1.770.971
- ingresso de empréstimos e financiamentos de R$ 1.314.766
- ingresso de debêntures emitidas de R$ 2.890.283
- Compensado parcialmente por:
- Amortizações de principal de empréstimos e financiamentos de R$ 1.126.144
- Amortização de principal de debêntures de R$ 1.491.667
- Pagamento de dividendos e juros sobre o capital próprio de R$ 300.723
- Aquisições de imobilizado de R$ 1.686.262
- Aquisições de ativos de contrato de R$ 792.835
- Pagamento de encargos de empréstimos e financiamentos de R$ 289.095
- Pagamento de encargos de debêntures de R$ 501.002
- Pagamento de imposto de renda e contribuição social de R$ 467.560

Clientes (CP e LP)

Em 2019 a conta "clientes" teve 2,4% de crescimento em relação à 2018, devido sobretudo pelo reajuste tarifário de 15,61% da Copel Distribuição em junho de 2019 acrescida pela alavancagem nas vendas de 3,9% aos consumidores finais.

Em 2018 a conta "clientes" teve 3,8% de crescimento em relação à 2017, devido sobretudo pelo reajuste tarifário de 15,99% da Copel Distribuição em junho de 2018 e pela intensificação das ações de cobrança, pelo aumento na quantidade de cortes e da negativação de unidades inadimplentes.

Repasse CRC ao Estado do Paraná (CP e LP)

Por meio do quarto termo aditivo, assinado em 21.01.2005, foi renegociado, com o Estado do Paraná, o saldo em 31.12.2004 da Conta de Resultados a Compensar - CRC, no montante de R$ 1.197.404, em 244 prestações recalculadas pelo sistema Price de amortização, atualizado pela variação do IGP-DI, e juros de 6,65% a.a., os quais são recebidos mensalmente, com vencimento da primeira parcela em 30.01.2005 e as demais com vencimentos subsequentes e consecutivos.

O Estado do Paraná solicitou à Companhia e o Conselho de Administração aprovou em 16.06.2016, condicionado à anuência do Ministério da Fazenda, a Novação do Termo de Ajuste da CRC, que contempla: (i) no período de abril a dezembro de 2016, carência total dos pagamentos de principal e juros; e (ii) de janeiro a dezembro de 2017, carência somente do valor principal, porém com pagamentos dos juros mensais. As demais cláusulas seriam mantidas, inclusive a manutenção dos índices de correção e juros atualmente vigentes, não afetando, desta forma, o valor presente líquido global do referido contrato.

A Administração da Companhia e o Estado do Paraná formalizaram em 31.10.2017 o quinto termo aditivo.

O Estado do Paraná cumpriu os termos acordados e efetuou os pagamentos das parcelas mensais de juros previstas até dezembro de 2017. Encerrado o período de carência, o Estado do Paraná vem cumprido rigorosamente os pagamentos nas condições contratadas, restando 64 parcelas mensais. O saldo devedor é de R$ 1.350.685.

Contas a Receber Vinculadas à Concessão (CP e LP)

Em 2019 o contas a receber vinculadas à concessão teve acréscimo de 2,6% em relação ao exercício anterior devido principalmente ao reconhecimento do valor justo do contrato de concessão de distribuição de energia elétrica.

Em 2018 o saldo da conta sofreu redução de 44,3% em relação à 2017 devido sobretudo à transferência de R$ 1.497.399 dos contratos de concessão de transmissão e R$ 635.292 da remensuração dos ativos da Rede Básica do Sistema Existente - RBSE para Ativos de contrato.

Essa conta refere-se à créditos a receber relacionados aos contratos de concessão da atividade de transmissão (até 2017) e distribuição de energia elétrica. Os montantes são relativos aos investimentos em infraestrutura e remuneração financeira que não foram ou não serão recuperados por meio da tarifa e/ou da RAP até o vencimento da concessão.

Ativos de contrato

Com a entrada em vigor, em 1º.01.2018, do CPC 47/IFRS 15, que trouxe o conceito do direito ao recebimento da infraestrutura construída condicionado ao cumprimento de obrigações de desempenho de operar e manter a infraestrutura e não mais somente pela passagem do tempo. A Companhia alterou a classificação dos contratos de concessão de transmissão e distribuição de energia elétrica e as obras em curso de distribuição de gás canalizado durante o período de construção como ativos de contrato. Segue a composição:

Consolidado	31.12.2019	31.12.2018
Contrato de concessão de distribuição de energia elétrica (11.1)	844.284	640.500
Contrato de concessão de distribuição de gás canalizado (11.2)	26.734	25.718
Contratos de concessão de transmissão (11.3)	3.180.366	2.767.012
	4.051.384	3.433.230

Outros créditos

Em 2019 ocorreu acréscimo de 83,8% em relação a 2018 devido ao valor justo na compra e venda de energia, onde é contabilizado pela diferença entre o preço da energia contratado e o preço de mercado futuro estimado pela Companhia e aos programas de P&D e PEE, os quais, após seu término, são compensados com os respectivos passivos registrados para este fim.

Aumento de 6,0% em 2018 em Outros créditos em decorrência do acréscimo de crédito nas operações de aquisição de gás da Compagás, que foi superior ao efetivamente retirado e utilizado, podendo ser compensados futuramente e ao maior valor de Serviços em curso, que referem-se principalmente aos programas de P&D e PEE.

Investimento

Em 2019 houve acréscimo de 6,5% em relação à 2018 decorrente do investimento na empresa Uirapuru, onde a Copel GeT assumiu o controle em 28.06.2019.

Os investimentos tiveram redução de 7,9% em 2018 devido à classificação dos ativos financeiros dos contratos de concessão de transmissão de energia elétrica em ativos de contrato com a entrada do CPC 47/IFRS 15, no valor de R$ 148.748.

Imobilizado

A redução no imobilizado em 2019 deveu-se às baixas e remensuração dos valores decorrentes da desativação dos ativos.

O crescimento de 10,3% em 2018 e 10,0% em 2017 decorre da entrada de novos ativos, conforme o programa de investimentos da Companhia, líquido da quota de depreciação do período.

Intangível

Houve aumento de 5% em relação à 2018 no intangível da Companhia decorrente da transferência dos ativos de contrato em 2019.

A conta "intangível" reduziu em 6,6% em 2018 devido à reclassificação das obras dos contratos de concessão de distribuição de energia elétrica e distribuição de gás canalizado para ativos de contrato com a entrada do CPC 47/IFRS15.

PASSIVO

Dados em R$ mil exceto quando indicados de outra forma

	DEZ 2019	vertical 2019	horizontal 2019-2018	DEZ 2018	vertical 2018	horizontal 2018-2017	DEZ 2017	vertical 2017
PASSIVO E PATRIMÔNIO LÍQUIDO	**38.312.550**	**100,0%**	**6,6%**	**35.930.100**	**100,0%**	**8,3%**	**33.162.377**	**100,0%**
CIRCULANTE	**5.345.621**	**14,0%**	**-20,2%**	**6.695.114**	**18,6%**	**9,6%**	**6.109.914**	**18,4%**
Obrigações sociais e trabalhistas	337.044	0,9%	18,6%	284.179	0,8%	-9,5%	313.967	0,9%
Fornecedores	1.685.280	4,4%	18,7%	1.419.243	4,0%	-15,7%	1.683.577	5,1%
Imposto de renda e contribuição social	60.132	0,2%	-69,6%	197.949	0,6%	129,3%	86.310	0,3%
Outras obrigações fiscais	501.068	1,3%	11,0%	451.433	1,3%	30,7%	345.487	1,0%
Empréstimos e financiamentos	255.521	0,7%	-77,0%	1.113.047	3,1%	41,8%	784.666	2,4%
Debêntures	1.164.301	3,0%	-46,7%	2.184.881	6,1%	33,9%	1.632.062	4,9%
Dividendos a pagar	616.356	1,6%	64,1%	375.675	1,0%	30,0%	288.981	0,9%
Benefícios pós-emprego	66.004	0,2%	12,9%	58.478	0,2%	9,9%	53.225	0,2%
Encargos setoriais a recolher	28.508	0,1%	-64,3%	79.872	0,2%	-46,8%	150.025	0,5%
Pesquisa e desenvolvimento e eficiência energética	375.395	1,0%	38,8%	270.429	0,8%	-4,4%	282.766	0,9%
Contas a pagar vinculadas à concessão	73.032	0,2%	7,6%	67.858	0,2%	8,4%	62.624	0,2%
Passivos financeiros setoriais	-	0,0%	0,0%	-	0,0%	0,0%	192.819	0,6%
Passivo de arrendamentos	33.573	0,1%	0,0%	-	0,0%	0,0%	-	0,0%
Outras contas a pagar	149.407	0,4%	-22,2%	192.070	0,5%	58,2%	121.405	0,4%
Provisões para litígios	-	0,0%	0,0%	-	0,0%	0,0%	112.000	0,3%
NÃO CIRCULANTE	**15.368.717**	**40,1%**	**19,1%**	**12.898.772**	**35,9%**	**11,8%**	**11.541.960**	**34,8%**
Fornecedores	187.913	0,5%	276,2%	49.956	0,1%	14,9%	43.469	0,1%
Imposto de renda e contribuição social diferidos	293.666	0,8%	86,5%	157.420	0,4%	0,5%	156.630	0,5%
Outras obrigações fiscais	662.114	1,7%	-16,9%	796.732	2,2%	-1,6%	809.576	2,4%
Empréstimos e financiamentos	2.886.862	7,5%	-1,6%	2.934.260	8,2%	-1,4%	2.974.839	9,0%
Debêntures	7.265.409	19,0%	36,2%	5.333.250	14,8%	20,1%	4.438.916	13,4%
Benefícios pós-emprego	1.128.932	2,9%	24,0%	910.285	2,5%	12,0%	812.878	2,5%
Pesquisa e desenvolvimento e eficiência energética	282.776	0,7%	-12,3%	322.306	0,9%	29,1%	249.709	0,8%
Contas a pagar vinculadas à concessão	539.555	1,4%	-	516.305	1,4%	4,9%	492.330	1,5%
Passivos financeiros setoriais	102.284	0,3%	6,0%	96.531	0,3%	6,4%	90.700	0,3%
Passivo de arrendamentos	63.031	0,2%	0,0%	-	0,0%	0,0%	-	0,0%
Outras contas a pagar	349.462	0,9%	198,8%	116.954	0,3%	0,0%	72.849	0,2%
Provisões para litígios	1.606.713	4,2%	-3,5%	1.664.773	4,6%	0,0%	1.400.064	4,2%
PATRIMÔNIO LÍQUIDO	**17.598.212**	**45,9%**	**7,7%**	**16.336.214**	**45,5%**	**5,3%**	**15.510.503**	**46,8%**
Atribuível aos sócios empresa controladora	**17.252.414**	**45,0%**	**7,6%**	**16.032.925**	**44,6%**	**5,4%**	**15.207.842**	**45,9%**
Capital social	10.800.000	28,2%	36,5%	7.910.000	22,0%	0,0%	7.910.000	23,9%
Ajustes de avaliação patrimonial	591.927	1,5%	-24,7%	785.610	2,2%	-12,3%	895.601	2,7%
Reserva legal	1.014.248	2,6%	10,9%	914.751	2,5%	8,3%	844.398	2,5%
Reserva de retenção de lucros	4.846.239	12,6%	-24,5%	6.422.564	17,9%	15,6%	5.557.843	16,8%
Atribuível aos acionistas não controladores	**345.798**	**0,9%**	**14,0%**	**303.289**	**0,8%**	**0,2%**	**302.661**	**0,9%**

Empréstimos e financiamentos

A redução de 22,4% no saldo de empréstimos e financiamentos em 2019 decorre dos pagamentos de R$ 1.660.869 de principal e R$ 325.977 de encargos no exercício. Os valores foram compensados pelo ingresso de R$ 796.296 no exercício.

Houve aumento de 7,7% no saldo de empréstimos e financiamentos em 2018 devido aos ingressos ocorridos no exercício, no valor de R$ 1.314.766 e ao efeito da aquisição de controle de Costa Oeste e Marumbi, no valor de R$ 66.775. Os montantes foram compensados parcialmente pela amortização de R$ 1.126.144 de principal.

Debêntures

O aumento de 12,1% em debêntures em 2019 em relação a 2018 deveu-se pelo ingresso de R$ 2.965.0285 e R$ 623.795 de encargos e variação monetária. Houve pagamento de R$ 1.977.125 de principal e R$ 700.119 de encargos no exercício.

Acréscimo de 23,8% no saldo de debêntures ocorrido em 2018 deve-se principalmente pelo ingresso de R$ 2.890.283 e R$ 549.539 de encargos e variação monetária. Os pagamentos no exercício foram de R$ 1.491.667 de principal e R$ 501.002 de encargos.

Fornecedores

Houve aumento de 27,5% em fornecedores devido principalmente ao maior investimento e gastos com materiais e serviços e com compra de energia elétrica, compensada pelo menor PLD médio no período, que foi de R$ 313/MWh em 2018 para 2485/MWh em 2019.

Decréscimo de 14,9% na conta de fornecedores em 2018 decorrente sobretudo a compra de energia elétrica, devido ao menor valor de PLD médio no período, de R$ 287,62/MWh em 2018 ante R$ 318,15/MWh em 2017.

Provisões para litígios

O decréscimo em provisões para litígios de 3,5% em relação a 2018 ocorreram devido:

- quitações de processos trabalhistas de R$ 134.247
- cíveis e de direito administrativo de R$ 221.139

As provisões para litígios tiveram aumento de 10,1% em comparação a 2017 devido principalmente a adição de novos processos como:

- ações trabalhistas no valor de R$ 73.829
- ação declaratório de nulidade de contratos, no valor de R$ 27.085
- compensado pela reversão do processo judicial cível, no valor de R$ 90.165

Outras contas a pagar

O aumento de 227,5% em outras contas a pagar em 2019, em relação a 2018, deve-se sobretudo ao risco relacionado ao preço nas operações de compra e venda de energia, apurado pela diferença entre o preço contratado e o preço de mercado futuro estimado pela Companhia

Acréscimo de 59,1% em 2018 devido principalmente ao aumento de R$ 37.333 no saldo de consumidores, que foi de R$ 70.713. Desse valor, R$ 32.639 referem-se a valores repassados pela União à Copel para o ressarcimento dos consumidores em razão do excedente arrecadado sobre a Receita Operacional Líquida no período de janeiro de 2010 a dezembro de 2012.

10.2 Os diretores devem comentar:

Os valores informados nessa seção, quando não especificados, estão demonstrados em R$ mil. Esta seção refere-se às demonstrações financeiras consolidadas.

a. resultados das operações do emissor

i. descrição de quaisquer componentes importantes da receita

	DEZ 2019	vertical 2019	horizontal 2019-2018	DEZ 2018	vertical 2018	horizontal 2018-2017	DEZ 2017	vertical 2017
RECEITA OPERACIONAL LÍQUIDA	**16.244.274**	***100,0%***	***8,8%***	**14.934.780**	***100,0%***	***6,5%***	**14.024.573**	***100,0%***
Fornecimento de energia elétrica	6.426.016	*39,6%*	*15,8%*	5.548.584	*37,2%*	*18,5%*	4.681.533	*33,4%*
Suprimento de energia elétrica	2.865.866	*17,6%*	*3,6%*	2.765.916	*18,5%*	*-12,9%*	3.176.354	*22,6%*
Disponibilidade da rede elétrica	4.138.771	*25,5%*	*19,3%*	3.469.060	*23,2%*	*-4,1%*	3.617.941	*25,8%*
Receita de construção	1.132.884	*7,0%*	*3,2%*	1.097.313	*7,3%*	*26,4%*	868.001	*6,2%*
Valor justo do ativo indenizável da concessão	36.646	*0,2%*	*-22,8%*	47.499	*0,3%*	*-16,8%*	57.080	*0,4%*
Telecomunicações	373.437	*2,3%*	*2,0%*	366.179	*2,5%*	*18,5%*	308.952	*2,2%*
Distribuição de gás canalizado	843.183	*5,2%*	*51,3%*	557.186	*3,7%*	*22,5%*	454.815	*3,2%*
Resultado de ativos e passivos financeiros setoriais	18.631	*0,1%*	*-97,9%*	893.688	*6,0%*	*24,3%*	718.826	*5,1%*
Outras receitas operacionais	408.840	*2,5%*	*115,9%*	189.355	*1,3%*	*34,2%*	141.071	*1,0%*

Em 2019 a Receita Operacional Líquida da Companhia totalizou R$ 16.244.274, 8,8% maior que o montante em 2018. Em 2018, a receita operacional líquida da Copel totalizou R$ 14.934.780, um acréscimo de 6,5% em comparação a 2017 (R$ 14.024.573).

Os componentes da receita que merecem destaque estão comentados abaixo:

Reajuste Tarifário Anual da Copel Distribuição

A Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.559, de 18.06.2019, autorizando o reajuste médio de 3,41% (15,99% em 2018) percebido pelos consumidores e cuja aplicação ocorreu integralmente às tarifas a partir de 24.06.2019, sendo que para os consumidores da alta tensão o reajuste ficou em 4,32%, enquanto para os da baixa tensão em 2,92%.

A recomposição tarifária contempla: 10,54% relativos à inclusão dos componentes financeiros; 1,12% decorrentes da atualização da Parcela B (custos operacionais, depreciação e remuneração); -3,08% relativos à atualização da Parcela A (energia, transmissão e encargos); e -5,17% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

Em 2018, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.402, de 19.06.2018, que autorizou a aplicação do reajuste médio de 15,99% (5,85% em 2017) a ser percebido pelos consumidores, o qual é composto da seguinte forma: 6,52% relativos à inclusão dos componentes financeiros; 0,31% decorrentes da atualização da Parcela B; 7,49% relativos à atualização da Parcela A; e 1,67% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2018.

Em 2017, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.255, de 20.06.2017, que autorizou a aplicação do reajuste médio de 5,85% a ser percebido pelos consumidores, o qual é composto da seguinte forma: -0,73% relativos à inclusão dos componentes financeiros; 1,07% decorrentes da atualização da Parcela B; 2,78% relativos à atualização da Parcela A; e 2,73% que refletem a retirada dos componentes financeiros

do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2017.

Remensuração do ativo financeiro RBSE

Refere-se ao direito reconhecido, emergente do Contrato de concessão nº 060/2001 decorrente da Receita Anual Permitida - RAP não recebida no período de janeiro de 2013 a junho de 2017. O saldo é acrescido de atualização monetária e juros remuneratórios.

Em 27.06.2017 a Aneel publicou a Resolução Homologatória nº 2.258, na qual estabeleceu a RAP para o ciclo tarifário 2017-2018, aplicando decisão judicial de 11.04.2017, relativa à ação movida por associações empresariais, que determina, em caráter provisório, a exclusão da parcela de "remuneração" prevista no artigo 15, parágrafo 2º, da Lei nº 12.783/2013. A mesma decisão foi aplicada para os demais ciclos tarifários. A remuneração em discussão judicial, concernente ao custo de capital próprio apurada dos ativos RBSE de janeiro de 2013 a junho de 2017 a época do ingresso da ação é de R$ 201.795.

Pautada na opinião de seus assessores jurídicos, a Copel GeT entende que esta é uma decisão provisória que não se volta contra o seu direito de receber os devidos valores referentes aos ativos RBSE e que estes estão assegurados pela lei. Diante disso, os recebíveis considerados no fluxo de recebimento desse ativo estão registrados no ativo não circulante.

Em 1º.01.2018	**1.418.370**
Transferências para ativos de contrato (NE nº 11.3)	(635.292)
Remuneração do fluxo de caixa dos ativos RBSE	82.640
Transferências para encargos do uso da rede - clientes	(111.892)
Em 31.12.2018	**753.826**
Remuneração	90.345
Transferências para encargos do uso da rede - clientes	(104.902)
Em 31.12.2019	**739.269**

Conta de Desenvolvimento Energético – CDE

A CDE foi criada pela Lei n.º 10.438/2002, alterada pela Lei nº 12.783/2013, e, para cumprir seus objetivos, tem entre suas fontes de recursos, quotas pagas pelos agentes que negociam energia com o consumidor final, mediante encargo tarifário incluído nas tarifas.

A Companhia realiza pagamentos do encargo CDE Uso, destinada ao custeio dos objetivos da CDE previstos na lei, e realizou pagamentos da quota anual da CDE Energia, composta por:

- Conta no Ambiente de Contratação Regulada - Conta ACR, que possui como objetivo cobrir as despesas incorridas pelas concessionárias de distribuição, relativas ao ano de 2014, em decorrência da exposição involuntária ao mercado de curto prazo e do despacho de usinas termelétricas vinculadas a CCEAR na modalidade por disponibilidade de energia elétrica.

- CDE-Energia, destinada à devolução dos recursos recebidos pelas concessionárias de distribuição, no período de janeiro de 2013 a fevereiro de 2014, para a cobertura de parcela dos custos com a exposição involuntária ao mercado de curto prazo, o risco hidrológico das usinas contratadas em regime de quotas, e o despacho de termoelétricas por razão de segurança energética, em atendimento aos Decretos nºs 7.895/2013 e 8.203/2014.

As quotas anuais para cada distribuidora são definidas pela Aneel por meio das resoluções homologatórias. O saldo em 31.12.2019 é composto da seguinte forma:

Resoluções	Período	31.12.2019
CDE USO		
Resolução Homologatória nº 2.510/2018	Janeiro a Dezembro	1.269.498
(-) Liminares	Janeiro a Dezembro	(3.346)
		1.266.152
CONTA ENERGIA - ACR (a)		
Resolução Homologatória nº 2.231/2017	Janeiro a Fevereiro	98.725
Resolução Homologatória nº 2.521/2019	Março a Agosto	296.174
Devolução - Despacho nº 2.755/2019		(46.722)
		348.177
CDE ENERGIA (b)		
Resolução Homologatória nº 2.510/2018	Janeiro a Março	41.431
(-) Liminares	Janeiro a Março	(1.603)
		39.828
		1.654.157

O saldo em 31.12.2018 era composto da seguinte forma:

Resoluções	Período	31.12.2018
CDE USO		
Resolução Homologatória nº 2.368/2018	Janeiro a agosto	594.972
Resolução Homologatória nº 2.446/2018	Setembro a dezembro	445.075
(-) Liminares	Janeiro a dezembro	(2)
		1.040.045
CONTA ACR		
Resolução Homologatória nº 2.231/2017	Janeiro a dezembro	557.981
		557.981
CDE ENERGIA		
Resolução Homologatória nº 2.202/2017	Janeiro a maio	100.692
Resolução Homologatória nº 2.358/2017	Junho a a dezembro	145.007
(-) Liminares	Janeiro a dezembro	(3.442)
		242.257
		1.840.283

ii. fatores que afetaram materialmente os resultados operacionais

	DEZ 2019	vertical 2019	horizontal 2019-2018	DEZ 2018	vertical 2018	horizontal 2018-2017	DEZ 2017	vertical 2017
CUSTOS E DESPESAS OPERACIONAIS	**13.160.350**	***81,0%***	***3,8%***	**12.676.621**	***84,9%***	***5,8%***	**11.984.931**	***85,5%***
Energia elétrica comprada para revenda	6.105.274	*37,6%*	*-4,0%*	6.361.178	*42,6%*	*3,2%*	6.165.450	*44,0%*
Encargos de uso da rede elétrica	1.249.275	*7,7%*	*6,2%*	1.176.780	*7,9%*	*65,3%*	712.030	*5,1%*
Pessoal e administradores	1.325.382	*8,2%*	*-2,4%*	1.357.785	*9,1%*	*1,1%*	1.343.344	*9,6%*
Planos previdenciário e assistencial	238.326	*1,5%*	*-2,2%*	243.750	*1,6%*	*2,6%*	237.597	*1,7%*
Material	82.152	*0,5%*	*0,5%*	81.757	*0,5%*	*-1,6%*	83.124	*0,6%*
Matéria-prima e insumos para produção de energia	49.352	*0,3%*	*150,1%*	19.729	*0,1%*	*-79,7%*	97.360	*0,7%*
Gás natural e insumos para operação de gás	585.233	*3,6%*	*41,8%*	412.618	*2,8%*	*33,3%*	309.542	*2,2%*
Serviços de terceiros	613.121	*3,8%*	*7,1%*	572.227	*3,8%*	*9,7%*	521.515	*3,7%*
Depreciação e amortização	1.093.836	*6,7%*	*46,0%*	749.179	*5,0%*	*2,4%*	731.599	*5,2%*
Provisões e reversões	374.815	*2,3%*	*22,2%*	306.697	*2,1%*	*-16,1%*	365.539	*2,6%*
Custo de construção	1.091.396	*6,7%*	*3,7%*	1.052.208	*7,0%*	*4,8%*	1.003.881	*7,2%*
Outros custos e despesas operacionais	352.188	*2,2%*	*2,8%*	342.713	*2,3%*	*-17,2%*	413.950	*3,0%*
RESULTADO OPERACIONAL	**3.083.924**	*19,0%*	*36,6%*	**2.258.159**	*15,1%*	*10,7%*	**2.039.642**	*14,5%*

Exercício 2019

Em 2019, a Receita Operacional Líquida teve acréscimo de R$ 1.309.494, representando 8,8% de aumento em relação a 2018. Tal variação decorre principalmente de:

Receita Operacional Líquida

1) acréscimo de R$ 877.432 s na Receita de Fornecimento de Energia Elétrica, em virtude principalmente do reflexo do reajuste da tarifa de energia da Copel DIS em 15,61% no ciclo 2018/2019, parcialmente compensada pela redução tarifária de 4,11% no ciclo 2019/2020 e acrescida pela alavancagem nas vendas em 3,9% aos consumidores finais, dos quais o mercado livre, que representou aumento de 13,3%— a Copel Comercialização vendeu em 2019 um total de 2.715 GWh, sendo 29,5% superior aos 2.096 GWh do ano anterior;
2) acréscimo de R$ 99.950 em Suprimento de Energia Elétrica, sobretudo pelo aumento nas vendas através de contratos em ambiente regulado, face a entrada em operação de novos empreendimentos e ao despacho da UTE Araucária; compensada pela liquidação da energia de curto prazo com menor PLD médio no período, de R$ 227,10/MWh em 2019 ante R$ 287,62/MWh em 2018;
3) acréscimo de R$ 669.711 na Receita de Disponibilidade da Rede Elétrica, devido essencialmente pelos reajustes tarifários aos consumidores da distribuidora em 16,41% e 11,63% aplicado em junho de 2018 e 2019, respectivamente (0,85% em junho de 2017), pelo crescimento do mercado fio da Copel DIS em 3,3% no período e pelo reconhecimento da remuneração dos novos ativos de transmissão;
4) acréscimo de R$ 35.571 na Receita de Construção. A Companhia contabiliza receitas relativas a construção ou melhoria da infraestrutura utilizada na prestação de serviços de distribuição, transmissão de energia elétrica e gás, as quais totalizaram R$ 1.132.884 em 2019 e R$ 1.097.313 em 2018. Tais gastos correspondentes são reconhecidos na demonstração do resultado do período, como Custo de construção, quando incorrido;
5) acréscimo de R$ 7.258 na Receita de Telecomunicações, decorrente principalmente do aumento do ticket médio das vendas de banda larga;
6) acréscimo de R$ 285.997 na Receita de Distribuição do Gás Canalizado, impactado pelo crescimento da comercialização de gás, ao reajuste tarifário médio de 16% em relação ao ano

anterior e a recuperação de Pis e Cofins sobre ICMS em 2019;

7) redução de R$ 875.057 no Resultado de ativos e passivos financeiros setoriais em virtude, sobretudo, da amortização dos valores considerados na receita de fornecimento posteriormente ao reajuste tarifário de 24.06.2018 e pela menor variação dos saldos constituídos para o reajuste aplicado a partir de 24.06.2019;
8) acréscimo de R$ 219.485 em Outras Receitas Operacionais refletindo principalmente o reconhecimento ao valor justo do porfólio de contratos de compra e venda de energia da Copel Comercialização referente à variação do preço contratado vs. preço de mercado.

Custos e Despesas Operacionais

- **Não gerenciáveis**

1) decréscimo de R$ 255.904 em Energia Elétrica Comprada para Revenda, decorrente sobretudo ao menor valor de PLD no período em comparação a 2018;
2) acréscimo de R$ 72.495 em Encargos do Uso da Rede Elétrica, em virtude, principalmente, do aumento tarifário e dos encargos da infraestrutura de transmissão disponibilizada aos novos empreendimentos de geração com início em 2019;
3) acréscimo de R$ 172.615 em Gás natural e insumos para operação de gás devido sobretudo ao aumento do custo de aquisição e maior volume adquirido;
4) acréscimo de R$ 29.623 em Matéria-prima e insumos para produção de energia elétrica decorrente principalmente do despacho da UTE Araucária;

- **Gerenciáveis**

1) decréscimo de R$ 32.403 em Pessoal e Administradores, refletindo a redução do quadro de empregados e política de redução de custos; compensada parcialmente pelo reajuste salarial, conforme acordo coletivo, de 2,92% em outubro de 2019 e maior valor de Participação nos Lucros ou Resultados – PLR;
2) acréscimo no Custo de construção, passando de R$ 1.052.208 em 2018 para R$ 1.091.396 em 2019, refletindo investimentos realizados na infraestrutura de transmissão, distribuição de energia e de gás canalizado;
3) acréscimo de R$ 68.118 em Perdas estimadas, Provisões e Reversões, devido, principalmente à menor reversão de provisão de litígio referente a indenização de terceiros, ao aumento de provisão de Perdas de créditos esperadas de clientes e o reconhecimento de provisão de impairment de ativos do segmento de telecomunicações, compensado pela menor provisão de ações trabalhistas e pela maior reversão líquida de impairment nos ativos do segmento de geração;
4) acréscimo de R$ 40.894 em Serviços de terceiros, decorrente do maior valor em manutenção do sistema elétrico e atendimento ao consumidor; compensado pela redução em consultoria e auditoria;
5) decréscimo de R$ 5.424 em Planos previdenciário e assistencial decorrente da menor taxa de juros e redução na quantidade de participantes, conforme valores definidos no laudo atuarial; e

6) acréscimo de R$ 9.475 em Outros custos e despesas operacionais devido ao maior valor em perdas na desativação e alienação de bens e menor recuperação de custos de fornecedores e subvenção setorial, compensado pela reversão da taxa de controle e fiscalização de recursos hídricos em decorrência da revogação da lei estadual.

Exercício 2018

Os principais fatores que influenciaram o resultado operacional da Companhia no ano de 2018 foram:

Receita Operacional Líquida

Em 2018, a Receita Operacional Líquida teve acréscimo de R$ 910.207, representando 6,5% de aumento em relação a 2017. Tal variação decorre principalmente de:

1) acréscimo de R$ 867.051 na Receita de Fornecimento de Energia Elétrica, em virtude principalmente dos efeitos do Reajuste Tarifário Anual - RTA de 2018, que reajustou a tarifa da energia em 15,61% a partir de 24.06.2018, RTA 2017 de 10,28% de janeiro a junho, e pelo crescimento das operações da comercializadora em 2018;
2) redução de R$ 410.438 em Suprimento de Energia Elétrica, devido principalmente ao decréscimo da receita na CCEE decorrente do menor PLD médio no período, R$ 287,62/MWh em 2018 ante R$ 318,15/MWh em 2017 e ao despacho da UTE Araucária em 2017;
3) redução de R$ 148.881 na Receita de Disponibilidade da Rede Elétrica, impactada devido principalmente pelo reconhecimento do ajuste do laudo definitivo dos ativos RBSE em 2017 de R$ 183.015 e em 2018 foi reconhecido somente a atualização do ativo;
4) aumento de R$ 229.312 na Receita de Construção. A Companhia contabiliza receitas relativas a construção ou melhoria da infraestrutura utilizada na prestação de serviços de distribuição, transmissão de energia elétrica e gás, as quais totalizaram R$ 1.097.313 em 2018 e R$ 868.001 em 2017. Tais gastos correspondentes são reconhecidos na demonstração do resultado do período, como Custo de construção, quando incorrido;
5) acréscimo de R$ 57.227 na Receita de Telecomunicações, decorrente principalmente do aumento do número de clientes, sobretudo no mercado varejista, com o produto Copel Fibra;
6) aumento de R$ 102.371 na Receita de Distribuição do Gás Canalizado, impactado pelo crescimento da comercialização de gás de 6,0% no volume consumido em relação ao ano anterior;
7) acréscimo de R$ 174.862 no Resultado de ativos e passivos financeiros setoriais em virtude, sobretudo, da maior exposição com energia elétrica comprada para revenda; e
8) aumento de R$ 38.703 em Outras Receitas Operacionais refletindo o aumento na renda de prestação de serviços e na receita de arrendamentos e aluguéis, compensado pela menor variação no valor justo do ativo indenizável da concessão — de aproximadamente R$ 9.600.

Custos e Despesas Operacionais

- **Não gerenciáveis**

1) acréscimo de R$ 195.728 em Energia Elétrica Comprada para Revenda, decorrente sobretudo do aumento de 29,1% de compra de energia referente à comercializadora;
2) acréscimo de R$ 464.750 em Encargos do Uso da Rede Elétrica, em virtude, principalmente, do

aumento tarifário decorrente das renovações das concessões de transmissão dos ativos RBSE;

3) aumento de R$ 103.076 em Gás natural e insumos para operação de gás devido sobretudo à variação do dólar;

- **Gerenciáveis**

1) acréscimo de R$ 14.441 em Pessoal e Administradores, refletindo o reajuste salarial conforme acordo coletivo de 3,97% em outubro de 2018 e 1,63% em 2017, variação de R$ 15.800 de Provisão para indenização por demissões voluntárias e aposentadorias e maior valor de Participação nos Lucros ou Resultados – PLR, compensados pela redução do quadro de empregados e política de redução de custos;
2) aumento no Custo de construção, passando de R$ 1.003.881 em 2017 para R$ 1.052.208 em 2018, refletindo investimentos realizados em ativos de transmissão, distribuição e na Compagas;
3) decréscimo R$ 58.842 em Perdas estimadas, Provisões e Reversões, devido, principalmente à reversão de provisão de litígio referente a indenização de terceiros, no montante de R$ 90.200;
4) aumento de R$ 50.712 em Serviços de terceiros, decorrente do maior valor em manutenção do sistema elétrico, comunicação, processamento e transmissão de dados e em consultoria e auditoria; e
5) acréscimo de R$ 6.153 em Planos previdenciário e assistencial decorrente do reajuste das mensalidades dos planos assistenciais.

b. variações das receitas atribuíveis a modificações de preços, taxas de câmbio, inflação, alterações de volumes e introdução de novos produtos e serviços

Reajustes tarifários da Copel Distribuição

2019

A Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.559, de 18.06.2019, autorizando o reajuste médio de 3,41% (15,99% em 2018) percebido pelos consumidores e cuja aplicação ocorreu integralmente às tarifas a partir de 24.06.2019, sendo que para os consumidores da alta tensão o reajuste ficou em 4,32%, enquanto para os da baixa tensão em 2,92%.

A recomposição tarifária contempla: 10,54% relativos à inclusão dos componentes financeiros; 1,12% decorrentes da atualização da Parcela B (custos operacionais, depreciação e remuneração); -3,08% relativos à atualização da Parcela A (energia, transmissão e encargos); e -5,17% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

2018

Em 2018, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.402, de 19.06.2018, que autorizou a aplicação do reajuste médio de 15,99% (5,85% em 2017) a ser percebido pelos consumidores, o qual é composto da seguinte forma: 6,52% relativos à inclusão dos componentes financeiros; 0,31% decorrentes da atualização da Parcela B; 7,49% relativos à atualização da Parcela A; e 1,67% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2018.

2017

Em 2017, a Aneel homologou o resultado do Reajuste Tarifário Anual da Copel DIS por meio da Resolução Homologatória nº 2.255, de 20.06.2017, que autorizou a aplicação do reajuste médio de 5,85% a ser percebido pelos consumidores, o qual é composto da seguinte forma: -0,73% relativos à inclusão dos componentes financeiros; 1,07% decorrentes da atualização da Parcela B; 2,78% relativos à atualização da Parcela A; e 2,73% que refletem a retirada dos componentes financeiros do processo tarifário anterior.

O reajuste foi aplicado integralmente às tarifas da Copel DIS a partir de 24.06.2017.

Evolução do mercado cativo

A evolução do mercado cativo da Copel nos últimos três anos está demonstrada no quadro abaixo:

				Variação %	
	Dez/19	Dez/18	Dez/17	2019/2018	2018/2017
Consumidores					
Residencial	3.825.989	3.754.598	3.682.009	1,9	2,0
Comercial	406.775	400.209	389.844	1,6	2,7
Rural	349.914	352.074	354.829	(0,6)	(0,8)
Industrial	71.984	73.070	76.328	(1,5)	(4,3)
Outros	58.578	57.853	57.483	1,3	0,6
Total	**4.713.240**	**4.637.804**	**4.560.493**	**1,6**	**1,7**
Energia vendida (GWh)					
Residencial	7.499	7.238	7.126	3,6	1,6
Industrial	2.648	2.935	3.254	(9,8)	(9,8)
Comercial	4.730	4.653	4.651	1,7	0,0
Outros	2.546	2.480	2.455	2,7	1,0
Rural	2.361	2.288	2.257	3,2	1,4
Total	**19.784**	**19.594**	**19.743**	**1,0**	**(0,8)**

Mercado cativo

De janeiro a dezembro o consumo do mercado cativo foi de 19.784 GWh, com variação positiva de 1,0%, em relação ao ano anterior. A quantidade de consumidores cativos faturados pela Copel Distribuição foi 1,6% superior ao verificado em dezembro do ano passado, totalizando 4.713.240 consumidores. Em 2019 foram agregados ao sistema 75.436 consumidores cativos.

De janeiro a dezembro de 2018, o consumo do mercado cativo foi de 19.594 GWh, com variação negativa de 0,8%, em relação ao ano anterior. A quantidade de consumidores cativos faturados pela Copel Distribuição foi 1,7% superior ao verificado em dezembro do ano passado, totalizando 4.637.804 consumidores. Em 2018 foram agregados ao sistema 77.311 consumidores cativos.

De janeiro a dezembro de 2017, o consumo do mercado cativo foi de 19.743 GWh, com variação negativa de 11,6%, em relação ao ano anterior, devido à migração de consumidores para o mercado livre. A quantidade de consumidores cativos faturados pela Copel Distribuição foi 1,8% superior ao verificado em dezembro de 2016, totalizando 4.560.493 consumidores. Em 2017 foram agregados ao sistema 81.726 consumidores cativos.

Variação do PLD e GSF:

	PLD [1]			GSF [2]		
Mês	2019	2018	2017	2019	2018	2017
Janeiro	192,10	177,82	121,44	162,36%	106,85%	106,28%
Fevereiro	443,67	188,54	128,43	148,37%	113,66%	116,63%
Março	234,49	219,23	216,24	136,75%	117,18%	108,44%
Abril	180,41	109,71	371,47	118,96%	99,85%	94,72%
Maio	135,17	325,46	411,49	92,28%	84,32%	79,58%
Junho	78,52	472,87	65,91	66,87%	70,93%	78,13%
Julho	185,52	505,18	280,81	54,63%	60,90%	63,96%
Agosto	237,29	505,18	505,95	48,79%	57,50%	60,27%
Setembro	219,57	472,75	521,83	53,87%	55,82%	61,23%
Outubro	273,89	271,83	533,82	58,04%	67,53%	62,20%
Novembro	317,28	123,92	425,17	66,89%	78,73%	66,85%
Dezembro	227,30	78,96	235,29	85,84%	99,38%	79,35%
Média anual	227,10	287,62	318,15	91%	81,53%	79,37%

[1] PLD médio da região Sul

[2] Relação entre o volume de energia efetivamente gerado pelo MRE e a Garantia Física total do mecanismo.

Receita da Copel Comercialização

A Copel Comercialização atua com compra e venda de energia e prestação de serviços no Mercado Livre de Energia.

Com três anos de existência, a Copel Energia já se posiciona entre as grandes empresas do mercado, contando com uma carteira de mais de 384 clientes em 14 Estados brasileiros, passando a ocupar a 11ª posição no ranking de venda de energia pelas comercializadoras no acumulado de 2019.

Em 2019 consolidou as atividades também como comercializadora varejista. Além disso, ofertou serviços de gestão, consultoria para migração, modelagem para geradores e consumidores, gestão da demanda, entre outros produtos, que permitem aos clientes atuar com segurança no Mercado Livre de Energia.

Tendo como proposta de valor a segurança da Companhia aliada ao bom relacionamento com seus clientes, a Copel Energia atingiu em 2019 a marca de 1,3 GW médios comercializados na CCEE, preparando-se para a ampliação da abertura do Mercado Livre de energia e para os novos desafios do mercado

Em 2018 atuou fortemente na sua consolidação e iniciou suas atividades como comercializadora varejista, sendo a primeira comercializadora brasileira a representar um gerador na Câmara de Comercialização de Energia Elétrica - CCEE. A Copel Energia atingiu em 2018 a marca de 740 MWm comercializados na CCEE.

c. **impacto da inflação, da variação de preços dos principais insumos e produtos, do câmbio e da taxa de juros no resultado operacional e no resultado financeiro do emissor, quando relevante**

Os principais indicadores e índices macroeconômicos que influenciam o resulta operacional e financeiro da Companhia são:

1) PIB: o desempenho geral da economia brasileira afeta a demanda de energia elétrica.
2) Inflação (IPCA e IGP-M): afetam a receita e os custos e despesas operacionais, além de alguns contratos de dívida.
3) Taxa de Câmbio: tem reflexo no custo de energia comprada de Itaipu, no preço do gás natural para distribuição e geração de energia, além de impactar alguns contratos de dívidas.
4) Taxa de juros (SELIC/CDI e TJLP): o CDI é o indicador ao qual as aplicações financeiras estão vinculadas, já SELIC e TJLP indexam grande parcela da dívida da Companhia.

As principais contas patrimoniais e de resultado impactadas pela variação de índices/indicadores da Companhia são:

Títulos e valores mobiliários:

		Controladora		Consolidado	
Categoria	**Indexador**	**31.12.2019**	**31.12.2018**	**31.12.2019**	**31.12.2018**
Cotas de fundos de investimentos (a)	CDI	90	123.560	225.804	286.855
Certificados de Depósitos Bancários - CDB	90% a 101% do CDI	-	-	50.216	50.629
Operação Compromissada	96,5% do CDI	-	-	3.632	6.116
Letras do Tesouro Nacional - LTN	CDI	-	-	1.696	-
Letras Financeiras do Tesouro - LFT	Selic	-	-	733	696
		90	**123.560**	**282.081**	**344.296**
	Circulante	**90**	**123.560**	**3.112**	**124.862**
	Não circulante	**-**	**-**	**278.969**	**219.434**

Certificado de Depósito Interbancário - CDI
Taxa de juros equivalente à taxa referencial do Sistema Especial de Liquidação e de Custódia - Selic
(a) Tratam-se, em sua maioria, de contas de reserva destinadas ao cumprimento de contratos com o BNDES.

Empréstimos e financiamentos:

Consolidado		**31.12.2019**	**%**	**31.12.2018**	**%**
Moeda estrangeira - variação da moeda no período (%)					
Dólar norte-americano	4,02	108.983	3,47	104.751	2,59
		108.983	**3,47**	**104.751**	**2,59**
Moeda nacional - indexadores ao final do período (%)					
TJLP	5,57	2.271.187	72,30	2.245.786	55,49
CDI	4,40	676.720	21,54	1.410.479	34,85
TR	0,00	2.202	0,07	4.842	0,12
IPCA	4,31	8.288	0,26	11.992	0,30
Sem indexador (taxa fixa anual)	-	75.003	2,36	269.457	6,65
		3.033.400	**96,53**	**3.942.556**	**97,41**
		3.142.383	**100,00**	**4.047.307**	**100,00**

Contas a pagar vinculadas à Concessão:

Referem-se aos encargos de outorga de concessão onerosa pelo direito de Uso do Bem Público – UBP, conforme quadro a seguir:

Consolidado	Empresa	Outorga	Assinatura	Final	Taxa de desconto	Correção Anual	31.12.2019	31.12.2018
UHE Mauá	Copel GeT	29.06.2007	03.07.2007	07.2042	5,65% a.a.	IPCA	16.890	16.709
UHE Colíder	Copel GeT	29.12.2010	17.01.2011	01.2046	7,74% a.a.	IPCA	24.353	23.864
UHE Baixo Iguaçu	Copel GeT	19.07.2012	20.08.2012	01.2047	7,74% a.a.	IPCA	7.588	7.412
UHE Derivação Rio Jordão	Copel GeT	11.07.2013	24.02.2014	02.2019	7,74% a.a.	IPCA	-	47
UHEs Fundão e Santa Clara	Elejor	23.10.2001	25.10.2001	10.2036	11,00% a.a.	IGPM	563.756	536.131
							612.587	**584.163**
						Circulante	**73.032**	**67.858**
						Não circulante	**539.555**	**516.305**

Taxa de desconto no cálculo do valor presente
Taxa desconto real e líquida, compatível com a taxa estimada de longo prazo, não tendo vinculação com a expectativa de retorno do projeto.
Pagamento à União
Parcelas mensais equivalentes a 1/12 do pagamento anual corrigido, conforme definido no contrato de concessão.

Energia Elétrica Comprada para Revenda – Itaipu

A potência da UHE de Itaipu é vendida por meio de cotas-parte às concessionárias das regiões Sul, Sudeste e Centro-Oeste, de acordo com seus mercados, cujo valor é fixado em dólares por quilowatt de potência mensal contratada (US$/kW). As faturas são pagas em moeda nacional sendo utilizada para conversão a taxa média de venda calculada pelo Banco Central do Brasil, no dia útil imediatamente anterior ao do pagamento da fatura.

Consolidado	31.12.2019	31.12.2018
Compra de energia no ambiente regulado - CCEAR	2.880.115	2.599.345
Câmara de Comercialização de Energia - CCEE	1.405.497	1.850.021
Itaipu Binacional	1.316.524	1.272.177
Contratos bilaterais	754.070	928.741
Programa de incentivo a novas fontes de energia alternativa - Proinfa	268.063	228.295
Micro e mini geradores e recompra de clientes	52.871	12.373
(-) PIS/Pasep e Cofins sobre energia elétrica comprada para revenda	(571.866)	(529.774)
	6.105.274	**6.361.178**

10.3 Os diretores devem comentar os efeitos relevantes que os eventos abaixo tenham causado ou se espera que venham a causar nas demonstrações financeiras do emissor e em seus resultados:

Os valores informados nessa seção, quando não especificados, estão demonstrados em R$ mil. Esta seção refere-se às demonstrações financeiras consolidadas.

a. **introdução ou alienação de segmento operacional**

Não aplicável em razão da Companhia não ter introduzido ou alienado segmento operacional.

b. **constituição, aquisição ou alienação de participação societária**

Uirapuru

Em março de 2019 a Copel GeT assinou Contrato de Compra e Venda de Ações - CCVA com a Centrais Elétricas Brasileiras S.A. - Eletrobrás e a Fundação Eletrosul de Previdência e Assistência Social - ELOS para transferência de 100% das ações da SPE Uirapuru Transmissora de Energia S.A., condicionada à aprovação pela Agência Nacional de Energia Elétrica - Aneel e pelo Conselho Administrativo de Defesa Econômica - CADE. Após atendidas as condicionantes, em 28.06.2019 a Copel GeT assumiu o controle da companhia. A SPE Uirapuru opera o Contrato de Concessão de Transmissão nº 002/2005, que corresponde a Linha de transmissão entre os municípios de Ivaiporã e Londrina, composta por 120 Km de linha de transmissão em 525 kV, com início da operação comercial em 09.07.2006. A aquisição desse empreendimento gerará sinergia na utilização dos recursos para operação e manutenção, proporcionando diluição de custos operacionais para o grupo.

UEG Araucária

Houve a diluição da participação societária da UEG Araucária, de modo que a Copel mudou o percentual de participação de 20% para 20,3% e a Copel GeT de 60% para 60,9%, diminuindo a participação dos não controladores para 18,8%.

F.D.A. Geração de Energia Elétrica S.A.

Em 03.03.2020, a Copel GeT transferiu a concessão da UHE GBM para a subsidiária F.D.A. Geração de Energia Elétrica S.A. com o objetivo de alienar o controle desta concessionária e, desta forma, possibilitar uma nova outorga pelo prazo de 30 anos.

Complexo Eólico Jandaíra

Em 18 de outubro de 2019 a Copel GeT em consórcio com a subsidiária Cutia Empreendimentos Eólicos S.A, participou do leilão de geração de energia nova A-6, e vendeu 14,4 MW médios do Complexo Eólico Jandaíra. O montante de energia vendida representa 30% da garantia física, sendo que o restante da energia foi comercializada através de contratos no ambiente livre. Com um investimento estimado em R$ 411.000, o Complexo Eólico Jandaíra, que terá 90,1 MW de capacidade instalada e garantia física de 47,6 MWm, será construído no Rio Grande do Norte, região na qual a Copel já possui outros ativos de geração eólica, o que proporcionará sinergias operacionais com os empreendimentos que já estão em operação.

- **Contraprestação transferida e direito de concessão gerado nas aquisições**

Uirapuru

A combinação de negócio ocorreu com o pagamento de R$ 133.739, correspondente a 100% das ações da SPE Uirapuru, dos quais R$ 142 foram pagos em dezembro de 2018 e o restante durante o primeiro semestre de 2019. Considerando o caixa adquirido da controlada no valor de R$ 9.803, temos o efeito líquido no caixa da Companhia de R$ 123.936 (R$ 142 em 2018 e R$ 123.794 em 2019). O montante pago está suportado pelas projeções dos fluxos de caixa descontados da operação do empreendimento adquirido.

No processo da aquisição foram identificados os valores justos dos ativos líquidos adquiridos, alocados no investimento, e o valor a título de direito de concessão, alocado no investimento no balanço da Copel GeT e no intangível no balanço consolidado.

O direito de concessão gerado na combinação de negócio consiste principalmente de sinergias e economias de escala esperadas e será amortizado durante o período remanescente da concessão, cujo vencimento ocorrerá em 04.03.2035.

Contraprestação transferida	Ativos líquidos adquiridos
Valor justo em 28.06.2019	113.709
Percentual da participação transferida	100%
Valor da contraprestação	**133.739**
Direito de concessão gerado na aquisição	20.030

- **Ativos adquiridos e passivos reconhecidos na data de aquisição**

Uirapuru

	Valor contábil	Valor justo na data da aquisição
Ativos identificados	**146.802**	**144.593**
Caixa e equivalentes	9.803	9.803
Clientes	2.921	2.921
Tributos compensáveis	17	17
Ativos de contrato (a)	133.010	120.213
Outros ativos	1.051	1.051
Impostos diferidos - combinação de negócios	-	10.588
Passivos assumidos	**12.540**	**30.884**
Fornecedores	6.115	6.115
Obrigações Trabalhistas	73	73
Tributos a pagar	320	320
Encargos setoriais	1.572	1.572
Impostos diferidos (a)	4.097	4.097
Passivo contingente - combinação de negócios	-	18.344
Outros passivos	363	363
Ativos líquidos adquiridos	**134.262**	**113.709**

(a) O valor contábil de ativos de contrato divulgado pela controlada adquirida foi ajustado as práticas da Companhia antes da alocação do valor justo na combinação de negócio.

- **Impacto das aquisições nos resultados consolidados**

Uirapuru

Caso essa combinação de negócio tivesse sido efetivada em 1º.01.2019, a receita operacional líquida consolidada aumentaria em R$ 10.792, totalizando R$ 16.255.066, e o lucro líquido consolidado do exercício aumentaria em R$ 7.682, totalizando R$ 2.070.551. A Administração considera que esses valores pró forma representam uma medida aproximada do desempenho consolidado e servem de ponto de referência para comparação em exercícios futuros.

c. **eventos ou operações não usuais**

- **Programa de Desligamento Incentivado**

Desligamento de 397 funcionários através do Programa de Desligamento Incentivado em 2019, gerando a provisão de R$ 43.517.

- **Crédito de Pis/Pasep e Cofins sobre ICMS - Compagás**

Transitou em julgado a ação judicial em que a Compagás discutia a exclusão do ICMS da base de cálculo do PIS/Pasep e Cofins. Diante da decisão favorável, a Companhia registrou o direito no valor de R$ 143.618 na rubrica de Outros tributos a recuperar, com contrapartida de R$ 105.184 na receita operacional e R$ 38.434 na receita financeira.

- **Imobilizado da Copel Telecomunicações**

A Administração da Companhia monitora continuamente o ambiente de negócio do segmento de telecomunicações com especial atenção à alguns fatores como o aumento de competitividade do setor, o alto grau de investimento necessário para preservação da carteira de clientes e o retorno esperado deste segmento.

Considerando que alguns destes fatores influenciam diretamente nas expectativas de geração de caixa e retorno esperado, somado à decisão da Administração de avaliar a alienação do segmento telecomunicações, inclusive com a contratação recente de assessores para tal fim, a Companhia reavaliou os indicadores de recuperação e consequentemente suas estimativas referentes à capacidade do ativo imobilizado deste segmento em continuar gerando benefício econômico futuro. Diante deste novo ambiente de negócio, a Administração concluiu ser necessária a constituição de perdas estimadas e o reconhecimento de perdas por desativação de equipamentos e serviços, especificamente para alguns grupos de ativos, observando novas informações e também a experiência da Companhia na gestão deste segmento.

Em 31.12.2019, foram registrados R$ 87.399 como perdas estimadas por redução ao valor recuperável de ativos - impairment e R$ 124.067 referentes a baixas e remensuração dos valores decorrentes de desativação de ativos.

- **Ativos do segmento de telecomunicações**

Em 2019, a Administração da Companhia julgou necessário reavaliar a estimativa de vida útil dos ativos relacionados diretamente ao atendimento ao cliente (last mile). Considerando o novo

ambiente de negócio e a movimentação da carteira de clientes, a Administração julgou oportuno revisar as taxas de depreciação, observando de forma mais preponderante a obsolescência comercial, proveniente de mudanças do mercado em que o negócio de telecomunicações está inserido. Neste contexto, as principais alterações impactaram as classes de ativo de máquinas e equipamentos.

As alterações foram tratadas de forma prospectiva a partir de outubro de 2019 e acresceram a quota do exercício de 2019 em aproximadamente R$ 15.688

10.4 Os diretores devem comentar:

Os valores informados nessa seção, quando não especificados, estão demonstrados em R$ mil. Esta seção refere-se às demonstrações financeiras consolidadas.

a. Mudanças significativas nas práticas contábeis

Exercício de 2019

Novas normas adotadas a partir deste exercício

1. CPC 06 (R2) / IFRS 16 - Arrendamentos

O pronunciamento substitui o CPC 06 (R1) / IAS 17 - Arrendamentos, bem como interpretações relacionadas (ICPC 03 / IFRIC 4, SIC 15 e SIC 27). A adoção da nova norma elimina a contabilização de arrendamento operacional para o arrendatário, apresentando um único modelo de arrendamento que consiste em reconhecer inicialmente todos os arrendamentos no ativo e passivo a valor presente e reconhecer a amortização do ativo de direito de uso e os juros do arrendamento separadamente no resultado.

Método de transição

A Companhia aplicou o método de transição retrospectivo modificado, o qual não requer apresentação de informações comparativas. O passivo e o ativo de direito de uso são reconhecidos pelo valor presente das parcelas remanescentes. Diante do exposto, as informações referentes a exercícios anteriores continuam sendo apresentadas de acordo com a norma anterior.

A Companhia analisou seus contratos de arrendamento operacional, e aplicou o pronunciamento apenas aos contratos vigentes em 1º.01.2019 e que foram previamente identificados como arrendamentos.

Em conformidade com a CPC 06 (R2) / IFRS 16, a Companhia optou por adotar as isenções de reconhecimento prevista para arrendamentos de curto prazo (prazo de arrendamento de até 12 meses), e arrendamentos de ativos de baixo valor, como por exemplo computadores, impressoras e móveis, cujos valores sejam inferiores a R$ 18. Estes contratos são reconhecidos como custos e/ou despesas operacionais de arrendamento em base linear conforme previsto na norma, durante a vigência do contrato.

A Companhia possui contratos de arrendamento de terrenos para desenvolvimento de projetos de geração de energia eólica que preveem pagamento mínimo durante o período de estudo/construção e pagamento com base em remuneração variável durante o período de operação comercial. Para os contratos que na data da aplicação da norma estão sujeitos a pagamento mínimo, a Companhia reconheceu Ativo de direito de uso e Passivo de arrendamento. Já para os contratos que estão em operação comercial, a Companhia reconhece em sua demonstração de resultado, quando o evento ou a condição é atendida, como arrendamentos e aluguéis, em custos e/ou despesas operacionais.

Uso de julgamento

A Companhia considerou para todos os contratos de arrendamento com partes relacionadas e terceiros, a taxa de juros necessária para adquirir ativos em condições similares àqueles aluguéis contratados na data de assinatura. A taxa adotada pela Companhia considera o custo da última

captação realizada, baseado no CDI (Certificado de Depósito Interbancário) somado a um spread de risco da Companhia. Na adoção inicial, a taxa utilizada foi de 9,10% a.a.

Exercício de 2018

Novas normas adotadas a partir deste exercício

Os seguintes pronunciamentos contábeis foram revisados e não tiveram nenhum efeito importante sobre as transações realizadas pela Companhia em períodos anteriores ou posteriores ao início de sua vigência, em 1º.01.2018:

(i) ICPC 21/IFRIC 22 - Transações em moeda estrangeira e adiantamento;

(ii) CPC 10 (R1)/IFRS 2 - Pagamento baseado em ações;

(iii) CPC 28/IAS 40 - Propriedades para investimento;

(iv) CPC 18 (R2)/IAS 28 - Investimento em coligada, em controlada e em empreendimento controlado em conjunto; e

(v) Revisão anual do CPC n° 12/2017 (IASB ciclo 2014-2016).

Além disso, a Companhia e suas controladas adotaram as seguintes normas, com efeito nas demonstrações financeiras a partir de 1º.01.2018:

- **CPC 48/IFRS 9 - Instrumentos Financeiros**

Na adoção do CPC 48/IFRS 9 a Companhia aplicou a isenção constante do item 7.2.15 da norma, que lhe permite não reapresentar informações comparativas de períodos anteriores decorrentes das alterações na classificação e mensuração de instrumentos financeiros.

A nova norma estabeleceu três categorias para classificação e mensuração de ativos financeiros: (i) mensurados ao valor justo por meio do resultado; (ii) mensurados pelo custo amortizado, baseado no modelo de negócio pelo qual eles são mantidos e nas características de seus fluxos de caixa contratuais; e (iii) mensurados ao valor justo por meio de outros resultados abrangentes. A adoção inicial produziu os seguintes impactos na classificação dos ativos financeiros da Companhia:

Instrumento financeiro	Classificação conforme CPC 38/IAS 39	Nova classificação (CPC 48/IFRS 9)
Títulos e valores mobiliários	Disponíveis para venda	Valor justo por meio do resultado
Cauções e depósitos vinculados	Empréstimos e recebíveis	Custo amortizado
Clientes	Empréstimos e recebíveis	Custo amortizado
Repasse CRC ao Governo do Estado do Paraná	Empréstimos e recebíveis	Custo amortizado
Ativos financeiros setoriais	Empréstimos e recebíveis	Custo amortizado
Contas a receber vinculadas à concessão - transmissão (amortizável)	Empréstimos e recebíveis	(a)
Contas a receber vinculadas à concessão - transmissão (indenizável)	Empréstimos e recebíveis	(a)
Contas a receber vinculadas à concessão - bonificação de outorga	Empréstimos e recebíveis	Custo amortizado
Contas a receber vinculadas à concessão - distribuição	Disponíveis para venda	Valor justo por meio do resultado
Contas a receber vinculadas à concessão - geração	Disponíveis para venda	Valor justo por meio do resultado
Estado do Paraná - Programas do Governo	Empréstimos e recebíveis	Custo amortizado
Outros investimentos temporários	Disponíveis para venda	Valor justo por meio do resultado

(a) Direitos que passaram a ser considerados ativos de contrato, conforme CPC 47/IFRS 15 (NE nº 11)

Além disso, a norma exige que a Administração da Companhia realize avaliação de seus ativos financeiros com base em doze meses ou por toda a vida do ativo e registre os efeitos quando

houver indicativos de perdas em crédito esperadas nos ativos financeiros. O CPC 48/IFRS 9 definiu o modelo de expectativa de perda no crédito, o qual requer que a empresa registre contabilmente a expectativa de perdas em créditos e modificações nessa expectativa a cada data de reporte, para refletir as mudanças no risco de crédito desde o reconhecimento inicial.

Anteriormente, o impairment de contas a receber de clientes eram apresentados como perdas incorridas. As contas a receber individuais incobráveis eram baixados por meio da redução direta do valor contábil.

Desde a adoção da nova norma a Companhia aplica a abordagem simplificada e registra perdas esperadas durante toda a vida dos ativos financeiros de contas a receber de clientes. O efeito no balanço patrimonial em 1º.01.2018, decorrente desta nova prática contábil, está demonstrado na NE nº 4.18.3.

Com relação aos passivos financeiros, o CPC 48/IFRS 9 definiu que a mudança no valor justo do passivo financeiro designado ao valor justo contra o resultado, que seja atribuível a mudanças no risco de crédito daquele passivo, seja apresentada em outros resultados abrangentes e não na demonstração do resultado, a menos que tal reconhecimento resulte em incompatibilidade na demonstração do resultado. Não houve impacto na classificação de passivos financeiros da Companhia.

- **4.18.2 CPC 47/IFRS 15 - Receita de contratos com clientes**

Na adoção do CPC 47/IFRS 15, a Companhia optou por adotar a norma na data da aplicação inicial como ajuste ao saldo de abertura, considerando somente os contratos abertos anteriores à data de aplicação, conforme previsto no Apêndice C do CPC 47, em seus itens C3 (b) e C7.

A norma estabelece que uma entidade deve reconhecer a receita para representar a transferência (ou promessa) de bens ou serviços a clientes de forma a refletir a consideração de qual montante espera trocar por aqueles bens ou serviços. Portanto, a entidade reconhece a receita somente quando (ou se) a obrigação de performance for cumprida, ou seja, quando o “controle” dos bens ou serviços de determinada operação são efetivamente transferidos ao cliente.

A norma também determina que quando a Companhia concluir a performance por meio da transferência de bens ou serviços ao cliente antes do pagamento da contraprestação ou antes que o pagamento seja devido, a entidade deve apresentar este direito como ativo de contrato.

O ativo de contrato é definido pela norma como o direito à contraprestação em troca de bens ou serviços transferido ao cliente quando esse direito está condicionado a algo além da passagem do tempo como por exemplo o seu desempenho futuro.

Além disso, também em decorrência da nova norma, no segmento distribuição de energia elétrica a Companhia mudou a forma de contabilização das compensações de não performance dos indicadores de continuidade, que anteriormente eram registrados como despesa operacional e passaram a ser contabilizados como redutor da receita de disponibilidade da rede elétrica.

Exercício de 2017

Não há.

b. Efeitos significativos das alterações em práticas contábeis

<u>Exercício de 2019</u>

<u>Efeitos na aplicação inicial</u>

Os novos requerimentos do CPC 06 (R2) / IFRS 16 produziram os seguintes impactos no reconhecimento e apresentação dos contratos de arrendamento e aluguéis.

Demonstrações Financeiras	CPC 06 (R1) / IAS 17	CPC 06 (R2) / IFRS16
Balanço Patrimonial		
Ativo não circulante	-	Direito de uso de ativos
Passivo circulante e passivo não circulante	-	Passivo de arrendamento
Demonstração de Resultado		
Custos Operacionais	Arrendamentos e aluguéis	Amortização do direito de uso de ativos
Outras Receitas (Despesas) Operacionais	Arrendamentos e aluguéis	Amortização do direito de uso de ativos
Despesa Financeira	-	Juros sobre o passivo de arrendamento
Demonstração de Fluxo de Caixa		
Pagamentos de juros de passivos de arrendamento	-	Atividade operacional
Pagamentos de principal de passivos de arrendamento	-	Atividade de financiamento

A adoção do CPC 06 (R2) / IFRS 16 para arrendamentos anteriormente classificados como arrendamentos operacionais de acordo com a CPC 06 (R1) / IAS 17 resultou na redução de Outros custos e despesas operacionais no valor de R$ 40.076 e no aumento da depreciação e amortização no valor de R$ 34.205 e das despesas com juros no valor de R$ 9.675 (NE nº 28)

<u>Exercício de 2018</u>

As diferenças nos saldos contábeis de ativos e passivos financeiros resultantes da adoção inicial do CPC47/ IFRS 15 e CPC 48/IFRS 9 foram reconhecidas nos lucros acumulados, no total de R$ 160.533, conforme demonstrado a seguir:

	Controladora				Consolidado			
	31.12.2017	Efeitos da aplicação do CPC 47/IFRS 15	Efeitos da aplicação do CPC 48/IFRS 9	1º.01.2018	31.12.2017	Efeitos da aplicação do CPC 47/IFRS 15	Efeitos da aplicação do CPC 48/IFRS 9	1º.01.2018
BALANÇO PATRIMONIAL								
Ativo	**17.955.966**	**(150.428)**	**(14.496)**	**17.791.042**	**33.162.377**	**(150.428)**	**(14.496)**	**32.997.453**
Ativo circulante	998.294	-	-	998.294	5.701.834	(2.960)	(18.608)	5.680.266
Clientes (a) (b)	-	-	-	-	2.733.240	(2.960)	(18.507)	2.711.773
Outros créditos (a)	8.287	-	-	8.287	409.351	-	(101)	409.250
Contas a receber vinculadas à concessão (c)	-	-	-	-	149.744	(66.366)	-	83.378
Ativos de contrato (c)	-	-	-	-	-	66.366	-	66.366
Ativo não circulante	16.957.672	(150.428)	(14.496)	16.792.748	27.460.543	(147.468)	4.112	27.317.187
Clientes (a)	-	-	-	-	261.082	-	(3.356)	257.726
Contas a receber vinculadas à concessão (c)	-	-	-	-	4.429.237	(2.066.325)	-	2.362.912
Ativos de contrato (c)	-	-	-	-	-	2.774.142	-	2.774.142
Impostos diferidos	102.236	-	-	102.236	915.492	1.280	7.468	924.240
Investimentos (d)	14.987.607	(150.428)	(14.496)	14.822.683	2.570.643	(148.748)	-	2.421.895
Intangível em curso (c)	830	-	-	830	9.829.450	(707.817)	-	9.121.633
Passivo	**17.955.966**	**(150.428)**	**(14.496)**	**17.791.042**	**33.162.377**	**(150.428)**	**(14.496)**	**32.997.453**
Patrimônio líquido	15.207.842	(150.428)	(14.496)	15.042.918	15.510.503	(150.428)	(14.496)	15.345.579
Atribuível aos acionistas da empresa controladora	15.207.842	(150.428)	(14.496)	15.042.918	15.207.842	(150.428)	(14.496)	15.042.918
Ajustes de avaliação patrimonial (e)	895.601	-	(4.391)	891.210	895.601	-	(4.391)	891.210
Lucros acumulados	-	(150.428)	(10.105)	(160.533)	-	(150.428)	(10.105)	(160.533)

a) Aumento de R$ 21.863 em perdas de créditos esperadas de clientes e de R$ 101 em perdas de créditos esperadas de outros créditos, reconhecido em lucros acumulados líquido de tributos.

b) No segmento de telecomunicações o reconhecimento da receita de ativação ocorre em momento específico de tempo caso o cliente opte pela não fidelização do plano de conectividade. Caso opte pela fidelização, há desconto no montante do valor da prestação do serviço durante o plano e a receita será diferida no período de doze meses. A Companhia avaliou que o ajuste de

receita diferida a ser reconhecido em 1º.01.2018 era de R$ 2.960, com base nos contratos vigentes em 31.12.2017.

c) Reclassificação de R$ 2.132.691 de contas a receber vinculadas à concessão para ativos de contrato, referente aos contratos de concessão de transmissão de energia elétrica, pela adoção do CPC 47/IFRS 15, que trouxe o conceito do direito ao recebimento da infraestrutura construída condicionado ao cumprimento de obrigações de desempenho de operar e manter a infraestrutura e não mais somente pela passagem do tempo.

Reclassificação de R$ 707.817 de intangível em curso para ativos de contrato em decorrência de que as obras em curso de distribuição de energia elétrica e gás canalizado estavam sob o escopo do ICPC 01/IFRIC 12 até 31.12.2017. Com a entrada em vigor, em 1º.01.2018, do CPC 47/IFRS 15 e a revisão do ICPC 01/IFRIC 12 a Companhia passou a classificar como ativo de contrato as obras de distribuição de energia elétrica e gás canalizado durante o período de construção.

d) Até 31.12.2017, as controladas em conjunto que atuam no segmento de transmissão de energia elétrica tinham seus contratos de concessão de transmissão de energia elétrica classificados como ativo financeiro sob o escopo do CPC 38/IAS 39 e do ICPC 01/IFRIC 12. Com a entrada em vigor, em 1º.01.2018, do CPC 47/IFRS 15, trazendo o conceito do direito ao recebimento da infraestrutura construída condicionado ao cumprimento de obrigações de desempenho de operar e manter a infraestrutura e não mais somente pela passagem do tempo, os contratos de concessão de transmissão de energia elétrica passaram a ser classificados como ativos de contratos. Com isso, o saldo do ativo financeiro das controladas em conjunto passou a ser classificado, em 1°.01.2018, como ativo contrato conforme as práticas da Companhia, com redução em sua mensuração no valor de R$ 148.748, com efeito na Copel na rubrica de Investimentos, por equivalência patrimonial. Na transição a Companhia e suas controladas em conjunto optaram por adotar a norma na data da aplicação inicial como ajuste ao saldo de abertura, em conta do patrimônio líquido, considerando somente os contratos abertos anteriores à data de aplicação, conforme previsto no Apêndice C do CPC 47, em seus itens C3 (b) e C7.

e) Realização do saldo de valor justo de outros investimentos temporários, anteriormente classificados como disponível para venda e registrados em outros resultados abrangentes no escopo do CPC 38/IAS 39. A partir de 1°.01.2018 o valor justo dos investimentos temporários passou a ser classificado como valor justo por meio do resultado conforme CPC 48/IFRS 9.

Exercício de 2017

Não há.

c. Ressalvas e ênfases presentes no parecer do auditor.

Exercício de 2019

Não há.

Exercício de 2018

Não há.

Exercício de 2017

O Relatório do Auditor Independente sobre as Demonstrações Financeiras do exercício de 2017 não conteve ressalva, somente houve ênfase, conforme apresentada a seguir:

Ênfase

Reapresentação das demonstrações financeiras de 31 de dezembro de 2017

Em 12 de abril de 2018, emitimos relatório de auditoria, com modificação, sobre as demonstrações financeiras individuais e consolidadas da Companhia, que ora estão sendo reapresentadas. Conforme descrito nas notas explicativas nº 3.1 e 4.1 às demonstrações financeiras, as demonstrações financeiras de 31 de dezembro de 2017 e de 2016 foram alteradas e estão sendo reapresentadas para refletir novos ajustes contábeis sobre investimento em fundo de investimento exclusivo da controlada indireta UEG Araucária Ltda. nos montantes respectivos de R$19.270 mil e R$19.270 mil em 31 de dezembro de 2017 e de 2016, além de alocar R$103.986 mil do ajuste total de 31 de dezembro de 2016 ao resultado de 2015. Nossa opinião não possui modificação.

10.5 Os diretores devem indicar e comentar políticas contábeis críticas adotadas pelo emissor, explorando, em especial, estimativas contábeis feitas pela administração sobre questões incertas e relevantes para a descrição da situação financeira e dos resultados, que exijam julgamentos subjetivos ou complexos, tais como: provisões, contingências, reconhecimento da receita, créditos fiscais, ativos de longa duração, vida útil de ativos não-circulantes, planos de pensão, ajustes de conversão em moeda estrangeira, custos de recuperação ambiental, critérios para teste de recuperação de ativos e instrumentos financeiros

Políticas Contábeis Críticas

Na preparação destas demonstrações financeiras individuais e consolidadas, a Administração utilizou julgamentos, estimativas e premissas que afetam a aplicação de políticas contábeis e os valores reportados dos ativos, passivos, receitas e despesas da Copel e de suas controladas. Os resultados reais podem divergir dessas estimativas.

As estimativas e premissas são revisadas de forma contínua. As revisões das estimativas são reconhecidas prospectivamente.

- **Julgamentos**

As informações sobre julgamentos realizados na aplicação das políticas contábeis que têm efeitos significativos sobre os valores reconhecidos nas demonstrações financeiras consolidadas, exceto aqueles que envolvem estimativas, são:

1. Base de consolidação:

Método de equivalência patrimonial

Os investimentos em controladas, em empreendimentos controlados em conjunto e em coligadas são reconhecidos nas demonstrações financeiras da Controladora com base no método de equivalência patrimonial e os investimentos em empreendimentos controlados em conjunto e em coligadas são reconhecidos nas demonstrações financeiras Consolidadas com base no método de equivalência patrimonial.

Conforme esse método, os investimentos são inicialmente registrados pelo valor de custo e o seu valor contábil é aumentado ou diminuído pelo reconhecimento da participação da investidora no lucro, no prejuízo e em outros resultados abrangentes gerados pelas investidas, após a aquisição. Esse método deve ser descontinuado a partir da data em que o investimento deixar de se qualificar como controlada, empreendimento controlado em conjunto ou coligada.

As distribuições de resultados reduzem o valor contábil dos investimentos.

Quando necessário, para cálculo das equivalências patrimoniais, as demonstrações financeiras das investidas são ajustadas para adequar suas políticas contábeis às da Controladora.

Controladas

As controladas são as entidades em que a investidora está exposta a, ou tem direito sobre, os retornos variáveis advindos de seu envolvimento com elas e tem a habilidade de afetar esses retornos exercendo seu poder sobre as entidades.

As demonstrações financeiras das controladas são incluídas nas demonstrações financeiras consolidadas a partir da data em que o controle se inicia até a data em que deixa de existir.

Os saldos de ativos, passivos e resultados das controladas são consolidados linha a linha e os saldos

decorrentes das transações entre as empresas consolidadas são eliminados.

Participação de acionistas não controladores

A participação de acionistas não controladores é apresentada no patrimônio líquido, separadamente do patrimônio líquido atribuível aos acionistas da Controladora. Os lucros, os prejuízos e os outros resultados abrangentes também são atribuídos separadamente dos atribuídos aos acionistas da Controladora, ainda que isso resulte em que as participações de acionistas não controladores tenham saldo deficitário.

Empreendimentos controlados em conjunto e coligadas

Os empreendimentos controlados em conjunto são as entidades em que a investidora, vinculada a um acordo, não exerce individualmente o poder de decisões financeiras e operacionais, independentemente do percentual de participação no capital votante.

As coligadas são as entidades sobre as quais a investidora tem influência significativa, mas não o controle.

Quando a participação nos prejuízos de um empreendimento controlado em conjunto ou de uma coligada se igualar ou exceder o saldo contábil de sua participação na investida, a investidora deve descontinuar o reconhecimento de sua participação em perdas futuras. Perdas adicionais serão consideradas, e um passivo reconhecido, somente se a investidora incorrer em obrigações legais ou construtivas (não formalizadas) ou efetuar pagamentos em nome da investida. Se a investida subsequentemente apurar lucros, a investidora deve retomar o reconhecimento de sua participação nesses lucros somente após o ponto em que a parte que lhe cabe nesses lucros posteriores se igualar à sua participação nas perdas não reconhecidas.

Operações em conjunto (consórcios)

Operação em conjunto é um negócio em conjunto segundo o qual as partes integrantes que detêm o controle conjunto do negócio têm direitos sobre os ativos e têm obrigações pelos passivos relacionados ao negócio.

As operações em conjunto são contabilizadas na proporção de cota-parte de ativos, passivos e resultado, na empresa que detém a participação.

Combinação de negócios

A análise da aquisição é feita caso a caso para determinar se a transação representa uma combinação de negócios ou uma compra de ativos. Transações entre empresas sob controle comum não configuram uma combinação de negócios.

Os ativos e passivos adquiridos em uma combinação de negócios são contabilizados utilizando o método de aquisição e são reconhecidos pelos seus respectivos valores justos na data de aquisição.

O excesso do custo de aquisição sobre o valor justo dos ativos líquidos adquiridos (ativos identificáveis adquiridos, líquidos dos passivos assumidos) é reconhecido como ágio *(goodwill)*, no ativo intangível. Quando o valor gera um montante negativo, o ganho com compra vantajosa é reconhecido diretamente no resultado do exercício.

O valor pago que se refira especificamente a direito de concessão adquirido em combinação de negócios onde a entidade adquirida seja uma concessionária, cujo direito à concessão tenha prazo conhecido e definido, não se caracteriza como *goodwill*.

Nas aquisições de participação em coligadas e em empreendimentos controlados em conjunto,

apesar de não configurarem uma combinação de negócios, os ativos líquidos adquiridos também são reconhecidos pelo valor justo. O ágio é apresentado no investimento.

2. Instrumentos financeiros

Os instrumentos financeiros são reconhecidos imediatamente na data de negociação, ou seja, na concretização do surgimento da obrigação ou do direito. São inicialmente registrados pelo valor justo, a menos que seja um contas a receber de clientes sem um componente de financiamento significativo, acrescido, para um item não mensurado ao valor justo por meio do resultado, quaisquer custos de transação diretamente atribuíveis. Um contas a receber de clientes sem um componente significativo de financiamento é mensurado inicialmente ao preço da operação.

Os valores justos são apurados com base em cotação no mercado, para os instrumentos financeiros com mercado ativo, e pelo método do valor presente de fluxos de caixa esperados, para aqueles que não tem cotação disponível no mercado.

A Companhia e suas controladas não possuem instrumentos financeiros mensurados ao valor justo por meio de outros resultados abrangentes. A Companhia opera com instrumentos financeiros derivativos conforme descrito na NE nº 4.15.

Os ativos financeiros não são reclassificados subsequentemente ao reconhecimento inicial, a não ser que a Companhia mude o modelo de negócios para a gestão de ativos financeiros, e neste caso todos os ativos financeiros afetados são reclassificados no primeiro dia do período de apresentação posterior à mudança no modelo de negócios.

Os instrumentos financeiros da Companhia são classificados e mensurados conforme descrito a seguir.

Ativos financeiros mensurados ao valor justo por meio do resultado

Compreendem ativos financeiros mantidos para negociação, ativos financeiros designados no reconhecimento inicial ao valor justo por meio do resultado ou ativos financeiros a serem obrigatoriamente mensurados ao valor justo. Ativos financeiros são classificados como mantidos para negociação se forem adquiridos com o objetivo de venda ou recompra no curto prazo. Ativos financeiros com fluxos de caixa que não sejam exclusivamente pagamentos do principal e juros são classificados e mensurados ao valor justo por meio do resultado, independentemente do modelo de negócios. Após o reconhecimento inicial, os custos de transação e os juros atribuíveis, quando incorridos, são reconhecidos no resultado.

Ativos financeiros mensurados pelo custo amortizado

São assim classificados e mensurados quando: (i) o ativo financeiro for mantido dentro de modelo de negócios cujo objetivo seja manter ativos financeiros com o fim de receber fluxos de caixa contratuais; e (ii) os termos contratuais do ativo financeiro derem origem, em datas especificadas, a fluxos de caixa que constituam, exclusivamente, pagamentos de principal e juros sobre o valor do principal em aberto.

Passivos financeiros mensurados pelo custo amortizado

Os passivos financeiros são mensurados pelo custo amortizado, utilizando o método de juros efetivos. Esse método também é utilizado para alocar a despesa de juros desses passivos pelo respectivo período. A taxa de juros efetiva é a taxa que desconta exatamente os fluxos de caixa futuros estimados (inclusive honorários pagos ou recebidos, que constituem parte integrante da taxa de juros efetiva, custos da transação e outros prêmios ou descontos), ao longo da vida

estimada do passivo financeiro ou, quando apropriado, por período menor, para o reconhecimento inicial do valor contábil líquido.

Passivos financeiros mensurados ao valor justo por meio do resultado

São os passivos financeiros designados dessa forma no reconhecimento inicial e os classificados como mantidos para negociação. São demonstrados ao valor justo e os respectivos ganhos ou perdas são reconhecidos no resultado. Os ganhos ou as perdas líquidas reconhecidas no resultado incorporam os juros pagos pelo passivo financeiro.

Baixas de ativos e passivos financeiros

A Companhia desreconhece um ativo financeiro quando os direitos contratuais aos fluxos de caixa do ativo expiram, ou quando esses direitos são transferidos em uma transação na qual substancialmente todos os riscos e benefícios da titularidade do ativo financeiro são transferidos ou na qual a Companhia nem transfere nem mantém substancialmente todos os riscos e benefícios da titularidade do ativo financeiro e também não retém o controle sobre o ativo financeiro.

Os passivos financeiros somente são baixados quando as obrigações são extintas, canceladas ou liquidadas. A diferença entre o valor contábil do passivo financeiro baixado e a contrapartida paga e a pagar é reconhecida no resultado.

3. Incerteza sobre Tratamentos de Impostos sobre o lucro Imposto de renda e contribuição social

Esta interpretação esclarece como aplicar os requisitos de reconhecimento e mensuração do CPC 32 - Tributos sobre o Lucro, quando há incerteza sobre os tratamentos de tributo sobre o lucro. Conforme atendidos determinados requisitos, como por exemplo quando for mais provável que a autoridade fiscal não aceite determinado tratamento, a entidade deverá reconhecer e mensurar seu tributo corrente ou diferido, ativo ou passivo, aplicando os requisitos do CPC 32 com base em lucro tributável (prejuízo fiscal), bases fiscais, prejuízos fiscais não utilizados, créditos fiscais não utilizados e alíquotas fiscais determinados, considerando esta incerteza.

A Companhia avaliou seus tratamentos de tributos sobre o lucro e concluiu a que aplicação da norma não gerou impacto em seus resultados.

- **Incertezas sobre premissas e estimativas**

As informações sobre as principais premissas a respeito do futuro e outras principais origens de incerteza nas estimativas que podem levar a ajustes significativos aos valores dos ativos e passivos no próximo exercício financeiro são:

1. Ativos e passivos financeiros setoriais;

Conforme termo aditivo ao contrato de concessão das concessionárias de distribuição, a Companhia registra as variações dos ativos e passivos financeiros setoriais, atualizados até o próximo reajuste/revisão tarifária, quando o Poder Concedente homologa o repasse na base tarifária e assim, repassa ao consumidor no próximo ciclo anual, que ocorre a partir de 24 de junho de cada ano.

Compõem os saldos dos Ativos e passivos financeiros setoriais líquidos: a) Conta de Compensação de Variação de Custos da Parcela A - CVA, que registra a variação entre os custos previstos e realizados de aquisição de energia elétrica, de transmissão e encargos setoriais, e b) itens financeiros, que correspondem à sobre contratação de energia, neutralidade dos encargos, e outros direitos e obrigações integrantes da tarifa.

Após a homologação do Reajuste Tarifário Anual e Revisão Tarifária Periódica, a nova tarifa aplicada para o ano tarifário proporciona cobrança ou devolução dos ativos e passivos constituídos.

No caso de extinção da concessão por qualquer motivo, os valores residuais de itens da Conta de Compensação de Valores de itens da “Parcela A” - CVA e outros componentes financeiros, não repassados via tarifa, devem ser incorporados no cálculo da indenização juntamente com os valores dos ativos não amortizados, ficando, então, resguardado o direito ou a obrigação do concessionário junto ao Poder Concedente.

2. Contas a receber vinculadas à concessão

Referem-se aos ativos financeiros das concessões com direito incondicional de receber caixa pela Companhia, garantido pelo Poder Concedente por cláusula contratual e legislação específica.

Concessão de distribuição de energia elétrica

O contrato de concessão de distribuição de energia elétrica prevê que parte dos investimentos efetuados pelo concessionário é remunerada pelos usuários do serviço público e a outra parte é indenizada pelo Poder Concedente ao final da concessão. Esse modelo prevê o reconhecimento de ativo financeiro, ativo de contrato no período da construção e de ativo intangível.

A parcela reconhecida como ativo financeiro refere-se à indenização prevista no contrato de concessão de serviços públicos de distribuição de energia elétrica que assegura o direito incondicional de receber caixa ao final da concessão, a ser pago pelo Poder Concedente. Essa indenização tem como objetivo reembolsar a Companhia pelos investimentos efetuados em infraestrutura, sem recuperação, por meio da tarifa.

Os fluxos de caixa vinculados a esses ativos são determinados considerando o valor da base tarifária denominada Base de Remuneração Regulatória - BRR, definida pelo Poder Concedente, utilizando-se a metodologia de custo de reposição dos bens integrantes da infraestrutura de distribuição vinculada à concessão.

Concessão de distribuição de gás canalizado

O contrato de concessão de distribuição de energia elétrica prevê que parte dos investimentos efetuados pelo concessionário é remunerada pelos usuários do serviço público e a outra parte é indenizada pelo Poder Concedente ao final da concessão. Esse modelo prevê o reconhecimento de ativo financeiro, ativo de contrato no período da construção e de ativo intangível.

A parcela reconhecida como ativo financeiro refere-se à indenização prevista no contrato de concessão de serviços públicos de distribuição de energia elétrica que assegura o direito incondicional de receber caixa ao final da concessão, a ser pago pelo Poder Concedente. Essa indenização tem como objetivo reembolsar a Companhia pelos investimentos efetuados em infraestrutura, sem recuperação, por meio da tarifa.

Os fluxos de caixa vinculados a esses ativos são determinados considerando o valor da base tarifária denominada Base de Remuneração Regulatória - BRR, definida pelo Poder Concedente, utilizando-se a metodologia de custo de reposição dos bens integrantes da infraestrutura de distribuição vinculada à concessão.

Bonificação pela outorga de contrato de concessão de geração em regime de cotas

O contrato de concessão de geração em regime de cotas prevê o pagamento de bonificação pela outorga ao Poder Concedente, nos termos do parágrafo 7° do artigo 8° da Lei nº 12.783/2013.

Esta bonificação é reconhecida como ativo financeiro por representar um direito incondicional de receber caixa, garantido pelo Poder Concedente durante o prazo da concessão e sem risco de demanda.

A remuneração deste ativo financeiro é baseada no Custo Médio Ponderado de Capital - WACC (na sigla em inglês) definido pelo Conselho Nacional de Política Energética - CNPE na Resolução 2/2015, a qual está sendo apresentada na demonstração do resultado como receita operacional de acordo com o modelo de negócios da Companhia.

Concessão de transmissão - remensuração dos ativos da Rede Básica do Sistema Existente - RBSE

Refere-se ao direito a indenização do Contrato de concessão nº 060/2001 decorrente da Receita Anual Permitida - RAP não recebida no período de janeiro de 2013 a junho de 2017. O saldo é acrescido de atualização monetária e juros remuneratórios (NE nº 10.4).

Concessão de geração de energia elétrica

A Companhia operou e opera contratos de concessão de geração de energia elétrica que contém cláusulas de indenização da infraestrutura não depreciada, amortizada e/ou recebida durante o prazo da concessão. Após o vencimento, o saldo residual dos ativos é transferido para contas a receber vinculadas à concessão. Ao final de cada período de divulgação, a Administração avalia a recuperabilidade do ativo, remensurando seu fluxo de caixa com base em sua melhor estimativa.

3. Ativos de contrato

Representado pela construção em curso ou em serviço da infraestrutura delegada pelo Poder Concedente, condicionado ao recebimento da receita não somente pela passagem do tempo, mas após cumprir a obrigação de desempenho de manter e operar a infraestrutura.

Concessão de distribuição de energia elétrica

Representa o direito contratual da concessionária relacionado às obras em construção para atendimento às necessidades da concessão, contabilizado ao custo acrescido de encargos financeiros, quando aplicável.

Quando da entrada em operação os ativos são transferidos para o ativo intangível, no montante equivalente ao que será remunerado pelo usuário mediante pagamento de tarifa pelo uso dos serviços, ou para o contas a receber vinculados à concessão, no montante equivalente à parcela residual dos ativos não amortizados que serão revertidos ao poder concedente mediante indenização ao final da concessão.

Concessão de distribuição de gás canalizado

Obras em curso para distribuição de gás canalizado as quais serão transferidas para o ativo intangível quando de sua entrada em operação e na medida em que é recebido o direito (autorização) de cobrar os usuários. O montante que não será amortizado dentro do prazo da concessão é apresentado no ativo financeiro, indenizado no final da concessão pelo Poder Concedente conforme previsão contratual.

Concessão de transmissão de energia elétrica

Representa o saldo dos contratos de serviço público de transmissão de energia elétrica firmados com o Poder Concedente para construir, operar e manter as linhas e subestações de alta tensão dos centros de geração até os pontos de distribuição.

Durante a vigência do contrato de concessão a Companhia recebe, condicionado ao seu

desempenho, uma remuneração denominada Receita Anual Permitida - RAP que amortiza os investimentos realizados na construção da infraestrutura e faz frente os custos de operação e manutenção incorridos. Após o início da operação comercial e na medida em que o serviço de operação e manutenção é prestado, mensalmente essa receita é reconhecida no resultado e faturada em conjunto com a parte da receita reconhecida na fase de construção referente a remuneração dos ativos construídos que passa a ser apresentada na rubrica de clientes até o seu recebimento efetivo.

Mensalmente a Companhia emite a fatura com o valor da receita de operação e manutenção em conjunto com a parte da receita reconhecida na fase de construção referente a remuneração dos ativos construídos. Este valor faturado, portanto, é reclassificado para a rubrica de clientes até o seu recebimento efetivo.

O ativo proveniente da construção da infraestrutura de transmissão é formado pelo reconhecimento da receita de construção (NE nº 4.13) e por sua remuneração financeira (NE nº 4.12.2).

No vencimento da concessão, se houver saldo remanescente ainda não recebido relacionado à construção da infraestrutura, este será recebido diretamente do Poder Concedente, conforme previsto no contrato de concessão, a título de indenização pelos investimentos efetuados e não recuperados por meio da RAP.

4. Imobilizado

Os bens do ativo imobilizado vinculados aos contratos de concessão de serviço público de geração de energia elétrica são depreciados pelo método linear com base nas taxas anuais estabelecidas e revisadas periodicamente pela Aneel, as quais são praticadas e aceitas pelo mercado como representativas da vida útil econômica dos bens vinculados à infraestrutura da concessão. No entanto, os bens vinculados aos contratos de uso de bem público sob o regime de produtor independente de energia elétrica são depreciados com base nas taxas anuais estabelecidas pela Aneel, limitados ao prazo da concessão. Os demais bens do ativo imobilizado são depreciados pelo método linear com base na estimativa de vida útil, que é revisada anualmente e ajustada, caso necessário.

Os custos diretamente atribuídos às obras, bem como os juros e encargos financeiros relativos a empréstimos tomados com terceiros durante o período de construção, são registrados no ativo imobilizado em curso, desde que seja provável que resultem em benefícios econômicos futuros para a empresa.

5. Intangível

Ativo composto por softwares adquiridos de terceiros ou gerados internamente, mensurados pelo custo total de aquisição diminuído das despesas de amortização pelo prazo de cinco anos, além dos contratos de concessão apresentados a seguir.

<u>Concessão onerosa de geração de energia elétrica</u>

Corresponde à aquisição de direito de exploração do potencial de geração de energia hidráulica cujo contrato prevê pagamentos à União a título de Uso do Bem Público - UBP.

Durante a construção do empreendimento, o montante é reconhecido pelo valor presente das saídas de caixa futuras no período de vigência do contrato de concessão. Na data de início da

operação comercial do empreendimento, o montante apresentado é fixado e amortizado durante o período da concessão.

Repactuação do risco hidrológico (Generation Scaling Factor - GSF)

Ativo constituído pela repactuação do risco hidrológico nos termos da Lei nº 13.203/2015, proveniente do valor excedente entre o montante recuperado do custo com o fator de ajuste do Mecanismo de Realocação de Energia - MRE (GSF), subtraído do custo total do prêmio de risco a amortizar no período de suprimento de energia no ambiente regulado. O montante foi transformado pela Aneel em extensão do prazo da outorga, o qual é amortizado linearmente a partir de 1º.01.2016 até o final do novo prazo de concessão, conforme demonstrado na NE nº 14.1.

Concessão de distribuição de energia elétrica

Compreende o direito de exploração da infraestrutura, construída ou adquirida sob o regime de concessão do serviço público de energia elétrica, e de cobrar dos usuários o serviço público prestado.

É reconhecido pelo custo de aquisição, incluídos os custos de empréstimos, deduzido da amortização acumulada e das perdas por redução ao valor recuperável, quando aplicável. A amortização desse intangível reflete o padrão em que se espera que os benefícios econômicos futuros do ativo sejam consumidos, com expectativa de amortização durante o prazo da concessão.

Durante a fase de construção da infraestrutura os custos são classificados como ativos de contrato (NE 4.5).

Concessão de distribuição de gás canalizado

Ativo intangível para a prestação dos serviços de distribuição de gás, que corresponde ao direito de cobrar dos usuários pelo fornecimento de gás.

Esse ativo intangível é avaliado inicialmente pelo custo de aquisição, inclusive juros e demais encargos financeiros capitalizados. Nesse ativo é aplicado o método de amortização linear definida com base na avaliação da vida útil estimada de cada ativo, considerando o padrão de benefício econômico gerado pelos ativos intangíveis.

Durante a fase de construção da infraestrutura os custos são classificados como ativos de contrato (NE 4.5).

Ativos intangíveis adquiridos separadamente

Ativos intangíveis com vida útil definida, adquiridos separadamente, são registrados pelo custo de aquisição, deduzido da amortização e das perdas por redução ao valor recuperável acumulado. A amortização é reconhecida linearmente com base na vida útil estimada dos ativos. A vida útil estimada e o método de amortização são revisados no fim de cada exercício e o efeito de quaisquer mudanças nas estimativas é contabilizado prospectivamente.

Baixa de ativos intangíveis

Um ativo intangível é baixado na alienação ou quando não há benefícios econômicos futuros resultantes do uso ou da alienação. Os ganhos ou as perdas resultantes da alienação de um ativo intangível são reconhecidos no resultado, mensurados com a diferença entre as receitas líquidas da alienação e o valor contábil do ativo

6. Redução ao valor recuperável de ativos

Os ativos são avaliados para identificar evidências de desvalorização.

Ativos financeiros

As estimativas para perdas com ativos financeiros são baseadas em premissas sobre o risco de inadimplência, nas condições existentes de mercado e nas estimativas futuras ao final de cada exercício.

A Companhia aplica a abordagem simplificada do IFRS 9 / CPC 48 para a mensuração de perdas de crédito esperadas para toda existência dos ativos financeiros que não possuírem componentes de financiamento significativos, considerando uma estimativa para perdas esperadas para todas as contas a receber de clientes, agrupadas com base nas características compartilhadas de risco de crédito, situação de vínculo e nos dias de atraso, no montante considerado suficiente para cobrir eventuais perdas na realização desses ativos.

Ativos não financeiros

Os ativos em formação provenientes da concessão onerosa e direitos de concessão e/ou autorização de geração de energia elétrica, classificados como ativos intangíveis, têm seu valor recuperável testado juntamente com os demais ativos daquela unidade geradora de caixa.

Quando houver perda decorrente das situações em que o valor contábil do ativo ultrapasse seu valor recuperável, definido pelo maior valor entre o valor em uso do ativo e o valor de preço líquido de venda do ativo, essa perda é reconhecida no resultado do exercício.

Para fins de avaliação da redução ao valor recuperável, os ativos são agrupados nos níveis mais baixos para os quais existem fluxos de caixa identificáveis separadamente (Unidades Geradoras de Caixa - UGC).

O valor estimado das perdas para redução ao valor recuperável sobre os ativos não financeiros é revisado para a análise de possível reversão na data de apresentação das demonstrações financeiras; em caso de reversão de perda de exercícios anteriores, esta é reconhecida no resultado do exercício corrente.

O valor recuperável de ativos de contrato na sua fase de formação são testados no momento de sua mensuração, em decorrência principalmente da utilização da taxa efetiva de juros fixada no início do projeto e levada até o final do fluxo de caixa da concessão. Após o inicio da operação comercial a parte da receita faturada é testada no contas a receber de clientes e a parte a receber condicionada a cumprir a obrigação de desempenho de manter e operar a infraestrutura, a Companhia não apresenta histórico e nem expectativa de perdas, pois são garantidas por estruturas de fianças, pelo rateio compartilhado de eventual inadimplência entre os demais integrantes do sistema interligado nacional gerido pelo Operador Nacional do Sistema - ONS e pela regulamentação do setor.

7. Provisões para litígios e passivos contingentes;

Uma provisão é reconhecida quando: (i) a Companhia tem uma obrigação presente (legal ou não formalizada) como resultado de evento passado, (ii) seja provável (mais provável que sim do que não) que será necessária saída de recursos que incorporam benefícios econômicos para liquidar a obrigação; e (iii) possa ser feita estimativa confiável do valor da obrigação.

As estimativas de desfechos e de efeitos financeiros são determinadas pelo julgamento da Administração, complementado pela experiência de transações semelhantes e, em alguns casos, por

relatórios de peritos independentes.

A provisão para custos ou obrigações socioambientais é registrada à medida que são assumidas as obrigações formais com os órgãos reguladores ou que a Administração tenha conhecimento de potencial risco relacionado às questões socioambientais, cujos desembolsos de caixa sejam considerados prováveis e seus valores possam ser estimados. Durante a fase de implantação do empreendimento, os valores provisionados são registrados em contrapartida ao ativo imobilizado (geração), custo de construção (transmissão) ou ativos de contrato (distribuição). No momento do início das operações dos empreendimentos, todos os custos incluídos na Licença de Operação, cujos programas serão executados durante a concessão e o respectivo desembolso ainda não ocorreu, são mensurados e ajustados a valor presente de acordo com o fluxo de caixa estimado de desembolsos e registrados como provisões socioambientais em contrapartida ao ativo relacionado ao empreendimento, sendo ajustados periodicamente.

Após a entrada em operação comercial do empreendimento, todos os custos ou despesas incorridas com programas socioambientais relacionados com as licenças de operação e manutenção do empreendimento são analisados de acordo com a sua natureza e são registrados diretamente no resultado do exercício.

8. Reconhecimento de receita

Receita de contratos com clientes

A receita é mensurada com base na contraprestação que a Companhia espera receber em um contrato com o cliente, líquida de qualquer contraprestação variável. A Companhia reconhece receitas quando transfere o controle do produto ou serviço ao cliente. A receita operacional da Companhia é proveniente, principalmente, do suprimento e fornecimento de energia elétrica e da disponibilidade da rede elétrica.

A receita proveniente do suprimento de energia elétrica é reconhecida mensalmente com base nos dados para faturamento que são apurados pelos MW médios de energia elétrica contratada, e declarados junto a CCEE. Quando as informações não estão disponíveis, a Companhia, por meio de suas áreas técnicas, estima a receita considerando as regras dos contratos, a estimativa de preço e o volume fornecido.

Para as empresas de geração eólica sujeitas a montantes mínimos de geração, a Companhia entende que está sujeita a contraprestação variável, e por esta razão, constitui provisão pela não performance com base nas estimativas de geração anual, deduzindo da receita.

A receita proveniente do fornecimento de energia elétrica e da disponibilidade da rede elétrica é reconhecida mensalmente com base na energia medida e efetivamente faturada. Além disso, a Companhia registra a receita não faturada, calculada entre a data da última leitura e o encerramento do mês, por estimativa, com base na média do último faturamento. No contrato de concessão do serviço público de distribuição de energia elétrica estão previstas compensações de não performance de indicadores de qualidade que, quando incorridas, são contabilizadas em conta redutora da receita de disponibilidade da rede elétrica.

Receita de juros

A receita de juros é reconhecida quando for provável que os benefícios econômicos futuros deverão fluir para a Companhia e o valor da receita possa ser mensurado com confiabilidade. A receita de juros é reconhecida pelo método linear com base no tempo e na taxa de juros efetiva sobre o

montante do principal em aberto. A taxa de juros efetiva é aquela que desconta exatamente os recebimentos de caixa futuros calculados durante a vida estimada do ativo financeiro em relação ao valor contábil líquido inicial desse ativo.

Em relação ao ativo financeiro e ativo de contrato da concessão de transmissão de energia elétrica é reconhecida receita de remuneração financeira utilizando a taxa de desconto fixada no início de cada projeto, a qual é apresentada na demonstração do resultado como receita operacional de acordo com o modelo de negócios da Companhia.

9. Operações de compra e venda de energia elétrica na Câmara de Comercialização de Energia Elétrica – CCEE

Os registros das operações de compra e venda de energia na CCEE são reconhecidos pelo regime de competência, com base nos dados divulgados pela CCEE, que são apurados pelo produto das sobras ou déficits de energia contabilizadas em determinado mês, pelo PLD - Preço de Liquidação das Diferenças correspondente, ou, quando essas informações não estão disponíveis tempestivamente, por estimativa preparada pela Administração

-

10. Instrumentos financeiros derivativos

Operações de compra e venda de energia

A Companhia negocia operações de compra e venda de energia e parte de seus contratos são classificados como instrumentos financeiros derivativos mensurados a valor justo por meio do resultado.

Os ganhos ou perdas líquidas não realizados decorrentes da marcação a mercado destes contratos- diferença entre os preços contratados e os de mercado - são reconhecidos no resultado do exercício.

Operações de compra a termo de moeda

Além disso, a Companhia opera com contratos de compra a termo de moeda ("Non Deliverable Forward - NDF"), que visam exclusivamente a proteção contra riscos cambiais associados aos fluxos de caixa dos aportes de capital nas controladas, quando refletem compras de equipamentos projetados em moedas estrangeiras. São mensurados ao seu valor justo, com as variações registradas no resultado do exercício. O valor justo é calculado com base nas informações de cada operação contratada e nas respectivas informações de mercado nas datas de encerramento das demonstrações financeiras.

11. Perdas de crédito esperadas

As perdas de créditos esperadas são constituídas com base na análise dos riscos de realização dos créditos em montante considerado suficiente para fazer face às eventuais perdas na realização da conta clientes, considerando critérios específicos do histórico de pagamento, das ações de cobrança realizadas para a recuperação do crédito e a relevância do valor devido na carteira de recebíveis.

As contas a receber de clientes são baixadas quando não há expectativa razoável de recuperação. Os indícios para isso incluem, entre outras coisas, a incapacidade do devedor de participar de um plano de renegociação de sua dívida com a Companhia ou de realizar pagamentos contratuais de dívidas vencidas.

As perdas de créditos esperadas são apresentadas em despesas com vendas, no grupo de Perdas de créditos, provisões e reversões. Recuperações subsequentes de valores previamente baixados são creditadas também em despesas com vendas, no grupo de Outros custos e despesas operacionais, líquidos.

12. Imposto de renda e contribuição social diferidos

A Companhia, baseada em seu histórico de rentabilidade e na expectativa de geração de lucros tributáveis futuros, fundamentada em suas projeções internas elaboradas para prazos razoáveis aos seus negócios de atuação, constitui crédito fiscal diferido sobre as diferenças temporárias das bases de cálculo dos tributos e sobre prejuízo fiscal e a base negativa de contribuição social.

O imposto de renda e a contribuição social diferidos são aplicados sobre as diferenças entre os ativos e passivos reconhecidos para fins fiscais e os correspondentes valores apropriados nas demonstrações financeiras, os quais são reconhecidos somente na medida em que seja provável que exista lucro tributável, para o qual as diferenças temporárias possam ser utilizadas e os prejuízos fiscais, compensados.

Os ativos e passivos fiscais diferidos são divulgados por seu valor líquido caso haja direito legal de compensar passivos e ativos fiscais correntes, e eles se relacionam a tributos lançados pela mesma autoridade tributária sobre a mesma entidade sujeita a tributação.

Realização dos créditos fiscais diferidos

A projeção da realização dos créditos fiscais diferidos registrados no ativo e passivo não circulantes, decorrentes de diferenças temporais, está baseada no período médio de realização de cada item constante do ativo e passivo diferido, prejuízo fiscal e base negativa, baseadas nas projeções de resultados futuros. Estas projeções foram apreciadas pelo Conselho Fiscal e aprovadas pelo Conselho de Administração em 25.03.2020.

Seguem os itens que foram base para constituição dos principais créditos, bem como sua forma de realização:

- Benefícios pós-emprego: serão realizados conforme os pagamentos sejam efetuados à Fundação Copel ou revertidos conforme novas estimativas atuariais;

- Provisões para litígios: realizados conforme ocorram as decisões judiciais;

- Provisão para redução ao valor recuperável de ativos: realizados a medida em que ocorra a amortização e/ou depreciação do ativo reduzido;

- Provisões para compra de energia e encargos de uso: realizados quando da efetiva obrigação dos valores provisionados ou pela reversão da provisão no período imediatamente posterior pelo registro do documento fiscal da compra;

- Provisões para P&D e PEE: realizados pelos gastos incorridos nos projetos realizados;

- Custo atribuído do imobilizado: realizados a medida em que ocorra a amortização e/ou depreciação do ativo valorado;

- Contrato de concessão: realizados no decorrer do prazo do contrato;

- Prejuízo fiscal e a base negativa de contribuição social: recuperados pela compensação com lucros tributários futuros;

- Demais valores: realizados quando atenderem os critérios de dedutibilidade previsto na legislação

fiscal, ou por eventual reversão dos valores registrados.

13. Benefícios pós-emprego.

A Companhia e suas controladas patrocinam planos previdenciários para complementação de aposentadoria e pensão (Plano Unificado e Plano III) e Plano Assistencial, para assistência médica e odontológica (Planos Prosaúde II e Prosaúde III), para seus empregados ativos e seus dependentes legais. O patrocínio vitalício do Plano Assistencial para os aposentados, pensionistas e dependentes legais somente é aplicado aos participantes do Plano Prosaúde II.

Os valores desses compromissos atuariais (contribuições, custos, passivos e/ou ativos) são calculados anualmente por atuário independente, com data base que coincide com o encerramento do exercício.

Os ativos dos planos de benefícios são avaliados pelos valores de mercado (marcação a mercado).

O valor do passivo assistencial líquido é reconhecido pelo valor presente da obrigação atuarial, deduzido o valor justo dos ativos do plano.

A adoção do método da unidade de crédito projetada agrega cada ano de serviço como fato gerador de uma unidade adicional de benefício, somando-se até o cálculo da obrigação final.

São utilizadas outras premissas atuariais que levam em conta tabelas biométricas e econômicas, além de dados históricos dos planos de benefícios, obtidos da Fundação Copel de Previdência e Assistência, entidade que administra estes planos.

Ganhos ou perdas atuariais, motivados por alterações de premissas e/ou ajustes atuariais, são reconhecidos em outros resultados abrangentes.

10.6 Os diretores devem descrever os itens relevantes não evidenciados nas demonstrações financeiras do emissor, indicando:

a. os ativos e passivos detidos pelo emissor, direta ou indiretamente, que não aparecem no seu balanço patrimonial (off-balance sheet items)

Todos os ativos e passivos estão demonstrados no Balanço Patrimonial.

b. outros itens não evidenciados nas demonstrações financeiras

Todos os itens estão evidenciados nas demonstrações financeiras.

10.7. Em relação a cada um dos itens não evidenciados nas demonstrações financeiras indicados no item 10.6, os diretores devem comentar:

a. como tais itens alteram ou poderão vir a alterar as receitas, as despesas, o resultado operacional, as despesas financeiras ou outros itens das demonstrações financeiras da Companhia

Não aplicável, tendo em vista que não há itens relevantes que não foram evidenciados nas Demonstrações Financeiras da Companhia.

b. natureza e o propósito da operação

Não aplicável, tendo em vista que não há itens relevantes que não foram evidenciados nas Demonstrações Financeiras da Companhia.

c. natureza e montante das obrigações assumidas e dos direitos gerados em favor do emissor em decorrência da operação

Não aplicável, tendo em vista que não há itens relevantes que não foram evidenciados nas Demonstrações Financeiras da Companhia.

10.8. Os diretores devem indicar e comentar os principais elementos do plano de negócios do emissor, explorando especificamente os seguintes tópicos:

Os valores informados nessa seção, quando não especificados, estão demonstrados em R$ mil. Esta seção refere-se às demonstrações financeiras consolidadas.

a. Investimentos

i. descrição quantitativa e qualitativa dos investimentos em andamento e dos investimentos previstos

<u>Geração:</u>

Atualmente a Companhia está concentrando esforços na construção de 5 usinas, que adicionarão 119,5 MW de capacidade instalada e 66,0MW médios de garantia física ao parque gerador:

Empreendimento	Propriedade %	Potência Instalada (MW)	Garantia Física (MW médios)	Previsão de Operação Comercial	Vencimento de Outorga
Hidrelétricas					
PCH Bela Vista	100%	29,4	18,4	06.02.2021	02.01.2041
Total das Hidrelétricas		**29,4**	**18,4**		
Eólicas					
Jandaíra I	100%	10,4	5,3	01.05.2022	16.04.2055
Jandaíra II	100%	24,3	13,5	01.05.2022	16.04.2055
Jandaíra III	100%	27,7	14,6	01.06.2022	16.04.2055
Jandaíra IV	100%	27,7	14,2	01.07.2022	16.04.2055
Total das Eólicas		**90,1**	**47,6**		
Total das Fontes		**119,5**	**66,0**		

No segmento de geração de energia elétrica, destacamos também:

• Usina Hidrelétrica Colíder: A Copel Geração e Transmissão conquistou a concessão para implantação e exploração da usina por 35 anos no leilão de energia realizado pela Aneel em 30.07.2010, com 300 MW de capacidade instalada. A usina, localizada no Rio Teles Pires, entre os municípios de Nova Canaã do Norte e Itaúba, em Mato Grosso, teve as obras iniciadas em 2011 e obteve R$ 2,5 bilhões em investimentos. Ao longo de sua implantação a usina enfrentou diversos impactos decorrentes de casos fortuitos e de força maior, tais como incêndio no canteiro de obras, além de atos do poder público, atrasos no fornecimento de equipamentos, nos serviços de montagem eletromecânica, na construção da linha de transmissão associada à usina, e na emissão da Licença de Operação pela Secretaria de Meio Ambiente do Estado de Mato Grosso - SEMA/MT, que postergaram seu cronograma inicial. Superadas essas adversidades, em março de 2019 a usina entrou em operação comercial com sua primeira unidade geradora e em dezembro de 2019 com a terceira e última unidade.

• Usina Hidrelétrica Baixo Iguaçu: O consórcio foi constituído com o objetivo de construir e explorar o empreendimento denominado Usina Hidrelétrica Baixo Iguaçu, localizado no Rio Iguaçu, entre os Municípios de Capanema e de Capitão Leônidas Marques, e entre a UHE Governador José Richa e o Parque Nacional do Iguaçu, no Estado do Paraná. A usina encontra-se 100% em operação comercial, tendo o início da geração comercial das unidades 1 e 2 ocorrido em fevereiro de 2019 e da unidade

3 em abril de 2019.

• Modernização da Usina Termelétrica de Figueira: A Companhia iniciou os trabalhos de modernização em 2015, visando aumentar sua eficiência e reduzir a emissão de gases e partículas resultantes da queima do carvão. A primeira empresa contratada para a execução dos serviços apresentou dificuldades para execução das atividades do contrato, resultando na sua substituição. O novo fornecedor apresentou problemas financeiros e de planejamento, que levaram ao atraso excessivo da obra. Tal situação culminou na deflagração do processo de rescisão contratual em dezembro de 2019. A continuidade do processo está em fase de elaboração contratual, com previsão de conclusão em 2020.

• Eólicas Complexo Cutia e Complexo Bento Miguel: Foram concluídas as obras do maior empreendimento eólico da Copel Geração e Transmissão. Denominado Cutia Empreendimentos Eólicos - CEE S.A., está dividido em dois grandes complexos: (a) Complexo Cutia, composto por sete parques eólicos (Guajiru, Jangada, Potiguar, Cutia, Maria Helena, Esperança do Nordeste e Paraíso dos Ventos do Nordeste), com 180,6 MW de capacidade total instalada, 71,4 MW médios de garantia física, localizados no Estado do Rio Grande do Norte e (b) Complexo Bento Miguel: composto por seis parques eólicos (São Bento do Norte I, São Bento do Norte II, São Bento do Norte III, São Miguel I, São Miguel II e São Miguel III) com 132,3 MW de capacidade total instalada, 58,7 MW médios de garantia física, localizados no Estado do Rio Grande do Norte. Todas as unidades encontram-se em operação comercial.

• PCH Bela Vista: O projeto prevê a instalação de uma potência instalada mínima de 29,0 MW. Adicionalmente aproveitando a vazão ecológica, será instalada uma casa de força complementar adicionando 0,47 MW à potência instalada. As obras tiveram seu início no mês de agosto de 2019, sendo que a entrada em operação das três unidades geradoras está prevista para os meses de fevereiro, março e abril de 2021, respectivamente.

• Eólicas Complexo Jandaíra: Em 18 de outubro de 2019 a Copel GeT em consórcio com a subsidiária Cutia Empreendimentos Eólicos, participou do leilão de geração de energia nova A-6, e vendeu 14,4 MW médios do Complexo Eólico Jandaíra. O montante de energia vendida representa 30% da garantia física, sendo que o restante da energia foi comercializada através de contratos no ambiente livre. Com um investimento estimado em R$ 411,0 milhões, o Complexo Eólico Jandaíra, que terá 90,1 MW de capacidade instalada e garantia física de 47,6 MWm, será construído no Rio Grande do Norte, região na qual a Copel já possui outros ativos de geração eólica, o que proporcionará sinergias operacionais com os empreendimentos que já estão em operação

Transmissão:

Atualmente a Companhia concentra esforços nos empreendimentos a seguir, que adicionarão 391 km de extensão e 3.600 MVA de capacidade de transformação ao conjunto de linhas e subestações de transmissão próprios e em parceria, conforme quadro a seguir.

Linhas e Subestações de Transmissão		Propriedade	Circuito	Tensão (kV)	Extensão (km)	Capacidade Trans-formação (MVA)	Previsão de Operação Comercial	Vencimento da Outorga
Linhas e Subestações próprias					142,0	-		
Contrato nº 006/2016	LT Curitiba leste - Blumenau		CS	525 kV	142,0	-	04.03.2021	07.04.2046
Sociedades de Propósito Especifico					249,0	3.600		
Mata de Santa Genebra Transmissão S.A.		50,1%						
Contrato nº 001/2014	LT Araraquara 2 - Fernão Dias		CS	500 kV	249,0	-	30.04.2020	14.05.2044
	SE Fernão Dias		-	500/440 kV	-	3.600	31.05.2020	
Total					391	3.600		

(1) Exclusivo para controle reativo das linhas de transmissão do Sistema Interligado Nacional, melhorando a qualidade da energia transmitida.
(2) Parte entrou em operação em 08/02/2020.

Lote E - Leilão Aneel nº 05/2015: Através do contrato de concessão de serviço público de transmissão nº 06/2016, a Copel recebeu concessão para construir, operar e manter diversos empreendimentos de transmissão, que representam cerca de 67,6% de RAP total desse contrato. Entraram em operação comercial em 2019:

a) Subestação Medianeira 230/138 kV - 300 MVA;

b) Linha de Transmissão 230 kV Baixo Iguaçu – Realeza, em circuito simples com aproximadamente 38 km;

c) Subestação Andirá Leste 230/138 kV - 300 MVA;

d) Subestação Curitiba Centro (isolada em SF6) 230/138 kV - 300 MVA;

e) Linha de Transmissão 230 kV Curitiba Centro – Uberaba, subterrânea, com 8 km de extensão.

O contrato de concessão contempla ainda a linha de transmissão 525 kV Curitiba Leste - Blumenau com previsão de operação comercial para março de 2021. Todo o lote de empreendimentos representa uma RAP para a Copel na ordem de R$ 116,9 milhões.

Além das obras conquistadas nos leilões promovidos pela Aneel, a Copel Geração e Transmissão tem as obras provenientes das resoluções autorizativas com o objetivo ampliar e melhorar as instalações existentes, tais como:

• Resolução Autorizativa nº 5.711/2016: implantação, na subestação 230 kV Figueira, do 1º banco de capacitores 138kV - 15 Mvar, com investimento de R$ 4,8 milhões e RAP de aproximadamente R$ 0,8 milhão, a partir da entrada em operação comercial, prevista para dezembro de 2020.

• Resolução Autorizativa nº 5.834/2016: implantação, na subestação 230 kV Apucarana, do banco de capacitores 138 kV - 30 Mvar, com investimento de cerca de R$ 5,5 milhões e RAP de aproximadamente R$ 0,9 milhão a partir da entrada em operação comercial, prevista para dezembro de 2020.

• Resolução Autorizativa n.º 7.384/2018: implantação de reforços nas subestações 230 kV Realeza Sul, São Mateus do Sul, Pato Branco, Ponta Grossa Sul, Londrina ESU e Ibiporã, com investimento de cerca de R$ 111,0 milhões e RAP de aproximadamente R$ 15,0 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é o 2º semestre de 2021.

• Resolução Autorizativa n.º 7.515/2018: implantação de reforços nas subestações 230 kV Cascavel, Ponta Grossa Norte, Umbará, Maringá e Uberaba, com investimento de cerca de R$ 70,0 milhões e RAP de aproximadamente R$ 9,5 milhões, a partir da entrada em operação comercial, cujo prazo previsto pela Aneel é o 2º semestre de 2021.

ii.fontes de financiamento dos investimentos

Segue a relação dos empréstimos e financiamentos e debêntures:

Consolidado Contrato	Empresa	Destinação	Garantias	Data da emissão	Nº de parcelas	Vencimento final	Pagamento de encargos	Encargos financeiros do contrato a.a.	Taxa efetiva de juros a.a.	Valor do contrato	31.12.2019	31.12.2018
MOEDA ESTRANGEIRA												
Secretaria do Tesouro Nacional - STN												
Par Bond	Copel	Reestruturação da dívida.	Garantias depositadas (22.1).	20.05.1998	1	11.04.2024	Semestral	6,0% +0,20%	6,0% +0,20%	17.315	64.325	61.837
Discount Bond				20.05.1998	1	11.04.2024	Semestral	3,5% +0,20%	3,5% +0,20%	12.082	44.658	42.914
Total moeda estrangeira											**108.983**	**104.751**
MOEDA NACIONAL												
Banco do Brasil												
CCB 330.600.773	Copel DIS	Capital de giro.	Cessão de créditos.	11.07.2014	3	11.07.2019	Semestral	111,8% do DI	111,8% do DI	116.667	-	40.173
CFX 17/35959-7	Copel DIS			16.05.2017	2	06.05.2019	Trimestral	12,0%	12,0%	75.000	-	38.262
CCB 21/00851-5	Copel DIS			30.06.2017	2	13.06.2019	Trimestral	11,0%	11,0%	38.889	-	19.644
CCB 17/35960-0	Copel DIS			27.07.2017	2	17.07.2019	Trimestral	11,0%	11,0%	50.333	-	51.681
CFX 17/35958-9	Copel DIS			15.08.2017	2	06.08.2019	Trimestral	11,0%	11,0%	58.333	-	59.366
NCI 330.600.132	Copel HOL			28.02.2007	3	28.02.2019	Semestral	107,8% do DI	107,8% do DI	231.000	-	78.735
CCB 306.401.381	Copel HOL			19.12.2019	5	25.03.2022	Trimestral	120,00% do DI	126,99% do DI	640.005	640.530	648.953
NCI 306.401.445	Copel HOL			24.02.2017	2	15.02.2020	Semestral	124,5% do DI	136,15% do DI	77.000	39.446	79.225
											679.976	**1.016.039**
Eletrobras												
981/95	Copel DIS	Programa Nacional de Irrigação - Proni.	Receita própria; emissão de notas promissórias e duplicatas de venda mercantil.	22.12.1994	80	15.08.2019	Trimestral	8,0%	8,0%	1.169	-	49
982/95				22.12.1994	80	15.11.2019	Trimestral	8,0%	8,0%	1.283	-	24
983/95				22.12.1994	80	15.11.2020	Trimestral	8,0%	8,0%	11	26	51
984/95				22.12.1994	80	15.11.2020	Trimestral	8,0%	8,0%	14	11	22
985/95				22.12.1994	80	15.08.2021	Trimestral	8,0%	8,0%	61	11	17
206/07		Programa de Eletrificação Rural - Luz para Todos.		03.03.2008	120	30.08.2020	Mensal	5,0%+1,0%	5,06%	109.642	5.953	14.862
273/09				18.02.2010	120	30.12.2022	Mensal	5,0%+1,0%	5,0%+1,0%	63.944	4.938	6.577
											10.934	**21.622**
Caixa Econômica Federal												
415.855-22/14	Copel DIS	Programa de Eletrificação Rural - Luz para Todos.	Receita própria; emissão de notas promissórias e duplicatas de venda mercantil.	31.03.2015	120	08.12.2026	Mensal	6,0%	6,0%	16.984	13.410	15.298
3153-352		Aquisição de máquinas, equipamentos, bens de informática e automação.	Cessão fiduciária de duplicatas.	01.11.2016	36	15.12.2021	Mensal	5,5 % acima da TJLP	5,5 % acima da TJLP	1.156	331	496
											13.741	**15.794**
Finep												
21120105-00	Copel Tel	Projeto BEL - serviço de internet banda ultra larga (*Ultra Wide Band* - UWB).	Bloqueio de recebimentos na conta corrente da arrecadação.	17.07.2012	81	15.10.2020	Mensal	4,0%	4,39%	35.095	2.626	5.778
21120105-00				17.07.2012	81	15.10.2020	Mensal	3,5% +TR	3,88% +TR	17.103	2.219	4.881
											4.845	**10.659**
Notas Promissórias	Copel GeT	Pagamento da primeira parcela da 5ª emissão debêntures da Copel e reforço de caixa da Copel Get.	Aval da Copel.	12.05.2017	1	12.05.2019	Parcela única	117% do DI	117% do DI	500.000	-	572.419
											-	**572.419**
Banco do Brasil - Repasse BNDES												
21/02000-0	Copel GeT	Implementação da UHE Mauá.	Receita proveniente da comercialização de energia da usina.	16.04.2009	179	15.01.2028	Mensal	2,13% acima da TJLP	2,13% acima da TJLP	169.500	95.807	107.324
											95.807	**107.324**

(continua)

Consolidado Contrato	Empresa	Destinação	Garantias	Data da emissão	Nº de parcelas	Vencimento final	Pagamento de encargos	Encargos financeiros do contrato a.a.	Taxa efetiva de juros a.a.	Valor do contrato	31.12.2019	31.12.2018
BNDES												
820989.1	Copel GeT	Implementação da UHE Mauá.	Receita proveniente da comercialização de energia da usina.	17.03.2009	179	15.01.2028	Mensal	1,63% acima da TJLP	1,63% acima da TJLP	169.500	95.807	107.326
1120952.1		Implantação de linha de transmissão entre as subestações Foz do Iguaçu e Cascavel Oeste.	Cessão fiduciária de direitos creditórios; receita proveniente da prestação de serviços de transmissão.	16.12.2011	168	15.04.2026	Mensal	1,82% e 1,42% acima da TJLP	1,82% e 1,42% acima da TJLP	44.728	21.090	24.344
1220768.1		Implantação da PCH Cavernoso II.	Receita proveniente da comercialização de energia da usina.	28.09.2012	192	15.07.2029	Mensal	1,36% acima da TJLP	1,36% acima da TJLP	73.122	46.240	50.908
13211061		Implantação da UHE Colíder.	Cessão fiduciária de direitos creditórios.	04.12.2013	192	15.10.2031	Mensal	0% e 1,49% acima da TJLP	6,43% e 7,68%	1.041.155	817.329	844.940
13210331		Implantação da subestação Cerquilho III.		03.12.2013	168	15.08.2028	Mensal	1,49% e 1,89% acima da TJLP	1,49% e 1,89% acima da TJLP	17.644	11.385	12.659
15206041		Implantação de linha de transmissão Assis - Paraguaçu Paulista II.		28.12.2015	168	15.06.2030	Mensal	2,42% acima da TJLP	9,04%	34.265	22.419	24.477
15205921		Implantação de linhas de transmissão Londrina - Figueira e Salto Osório - Foz do Chopim		28.12.2015	168	15.12.2029	Mensal	2,32% acima da TJLP	8,93%	21.584	13.526	14.832
18205101		Implantação da UHE Baixo Iguaçu		22.11.2018	192	15.06.2035	Mensal	1,94% acima da TJLP	8,50%	194.000	196.827	162.229
14205611-A	Copel DIS	Preservação de negócios, melhorias, suporte operacional e investimentos gerais em expansão e consolidação de projetos e programas de Investimentos Sociais de Empresas (ISE)	Fiança da Copel; cessão fiduciária de receitas e direitos indenizatórios da concessão.	15.12.2014	72	15.01.2021	Mensal	2,09% acima da TJLP	8,37%	41.583	7.611	14.591
14205611-B				15.12.2014	6	15.02.2021	Anual	2,09 acima da TR BNDES	2,09 acima da TR BNDES	17.821	8.288	11.992
14205611-C				15.12.2014	113	15.06.2024	Mensal	6,0%	6,0%	78.921	35.267	43.097
14205611-D				15.12.2014	57	15.02.2021	Mensal	TJLP	TJLP	750	11	20
14.2.1271.1	Santa Maria	Construção e implantação de centrais geradoras eólicas	Fiança da Copel; penhor de ações; cessão fiduciária de direitos creditórios; cessão fiduciária de receitas.	01.06.2015	192	15.08.2031	Mensal	1,66% acima da TJLP	8,26%	71.676	45.582	49.336
14.2.1272.1	Santa Helena			01.06.2015	192	15.08.2031	Mensal	1,66% acima da TJLP	8,26%	82.973	49.458	53.531
11211521	GE Farol		Penhor de ações; cessão fiduciária de recebíveis provenientes de venda de energia elétrica produzidas pelo projeto; cessão fiduciária de máquinas e equipamentos.	19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP	2,34% acima da TJLP	54.100	41.388	45.158
11211531	GE Boa Vista			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP	2,34% acima da TJLP	40.050	30.598	33.385
11211541	GE S.B. do Norte			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP	2,34% acima da TJLP	90.900	69.394	75.715
11211551	GE Olho D'Água			19.03.2012	192	15.06.2030	Mensal	2,34% acima da TJLP	2,34% acima da TJLP	97.000	74.112	80.862
18204611	Cutia		Penhor de ações; cessão fiduciária de direitos creditórios.	25.10.2018	192	15.07.2036	Mensal	2,04% acima da TJLP	8,37%	619.406	611.457	517.083
13212221 - A	Costa Oeste	Implantação de linha de transmissão entre as subestações Cascavel Oeste e Umuarama Sul e implantação da subestação Umuarama Sul.	Cessão fiduciária de direitos creditórios; 100% das ações penhoradas.	03.12.2013	168	30.11.2028	Mensal	1,95% + TJLP	1,95% + TJLP	27.634	19.203	21.291
13212221 - B				03.12.2013	106	30.09.2023	Mensal	3,5%	3,5%	9.086	2.992	3.789
14205851 - A	Marumbi	Implantação de linha de transmissão entre as subestações Curitiba e Curitiba Leste e implantação da subestação Curitiba Leste.		08.07.2014	168	30.06.2029	Mensal	2,00% + TJLP	2,00% + TJLP	33.460	24.627	27.134
14205851 - B				08.07.2014	106	30.04.2024	Mensal	6,0%	6,0%	21.577	9.813	12.076
											2.254.424	**2.230.775**
Total moeda nacional											**3.059.727**	**3.974.632**
										Dívida bruta	**3.168.710**	**4.079.383**
										(-) Custo de transação	**(26.327)**	**(32.076)**
										Dívida líquida	**3.142.383**	**4.047.307**
										Circulante	**255.521**	**1.113.047**
										Não Circulante	**2.886.862**	**2.934.260**

DI - Depósito interbancário
IPCA - Índice nacional de preços ao consumidor amplo
TJLP - Taxa de Juros de Longo Prazo.
TR - Taxa referencial

iii. desinvestimentos relevantes em andamento e desinvestimentos previstos

A Copel estuda sobre potencial alienação do controle da Copel Telecomunicações S.A.

b. aquisição de plantas, equipamentos, patentes ou outros ativos que devam influenciar materialmente a capacidade produtiva do emissor

SPE Uirapuru Transmissora de Energia S.A.

Em março de 2019 a Copel GeT assinou Contrato de Compra e Venda de Ações - CCVA com a Centrais Elétricas Brasileiras S.A. - Eletrobrás e a Fundação Eletrosul de Previdência e Assistência Social - ELOS para transferência de 100% das ações da SPE Uirapuru Transmissora de Energia S.A., condicionada à aprovação pela Agência Nacional de Energia Elétrica - Aneel e pelo Conselho Administrativo de Defesa Econômica - CADE. Após atendidas as condicionantes, em 28.06.2019 a Copel GeT assumiu o controle da companhia. A SPE Uirapuru opera o Contrato de Concessão de Transmissão nº 002/2005, que corresponde a Linha de transmissão entre os municípios de Ivaiporã e Londrina, composta por 120 Km de linha de transmissão em 525 kV, com início da operação comercial em 09.07.2006. A aquisição desse empreendimento gerará sinergia na utilização dos recursos para operação e manutenção, proporcionando diluição de custos operacionais para o grupo.

Empreendimento Complexo eólico Jandaíra

Com um investimento estimado em R$ 400.000, o empreendimento, que tem 90,1 MW de capacidade instalada e garantia física de 47,6 MW médios, será construído nos municípios de Pedra Preta e Jandaíra, no estado do Rio Grande do Norte.

A participação no leilão de geração de energia nova A-6, realizado em 18.10.2019 vendeu 14,4 MW médios em contratos regulados ao preço original de R$ 98,00/MWh. O contrato de venda de energia tem início de suprimento em 1º.01.2025, prazo de 20 anos e reajuste anual pelo IPCA.

As obras tem previsão de início em abril maio de 2020, sendo que a entrada em operação do empreendimento está prevista entre maio de 2022 a julho de 2022 de forma escalonada por aerogerador.

c. novos produtos e serviços

<u>Pesquisa & Desenvolvimento</u>

As aplicações decorrentes de percentual mínimo da Receita Operacional Líquida - ROL, conforme legislação determinam destinação em projetos de P&D e PEE. Além disso, também é feito recolhimento ao Fundo Nacional de Desenvolvimento Científico e Tecnológico - FNDCT, ao Ministério de Minas e Energia - MME e ao Programa Nacional de Conservação de Energia Elétrica - Procel, que em 2019 foi de R$ 50,8 milhões.

<u>Geração e Transmissão</u>

Em 2019, a Copel Geração e Transmissão aplicou R$ 26,7 milhões na execução de 28 projetos de P&D, entre os quais 7 são estratégicos, cujos temas foram estabelecidos pela Aneel por meio de Chamada Pública de Projetos de P&D. Em 6 projetos, participou de forma cooperada com outras

empresas. Aplicou, ainda, aproximadamente R$ 0,3 milhão por meio de projetos de gestão, totalizando R$ 27,0 milhões investidos em P&D.

Distribuição

Em 2019, foram investidos R$ 35,2 milhões em: 50 projetos de P&D (5 concluídos ao longo do ano e 45 em execução) e na participação de forma cooperada com outras empresas do setor elétrico em 8 projetos, dentre eles 2 estratégicos cujos temas foram estabelecidos pela Aneel, através de Chamada de Projetos.

Foram realizadas contratações de 15 novos projetos sendo 4 selecionados através do Comitê de Inovação, cujo tema foi estabelecido pela Aneel. Os investimentos perfazem um montante de R$ 68,9 milhões a serem realizados em até 3 anos.

10.9. Comentar sobre outros fatores que influenciaram de maneira relevante o desempenho operacional e que não tenham sido identificados ou comentados nos demais itens desta seção

Publicidade e Patrocínio

a. Critérios utilizados pela Copel para utilização de recursos com publicidade, patrocínios, parcerias e convênios:

Além da comunicação institucional sobre a empresa, sobre serviços, utilidade pública, de prestação de contas da administração, as iniciativas de publicidade e patrocínio da Copel atendem ao art. 143 da Resolução Aneel 414/2010, que estabelece que a concessionária deve desenvolver e implementar, em caráter rotineiro e de maneira eficaz, campanhas com vistas a:

- informar ao consumidor, em particular e ao público em geral, sobre os cuidados especiais que a energia elétrica requer no seu uso;

- divulgar os direitos e deveres específicos do consumidor de energia elétrica; e

- orientar sobre o uso racional da energia elétrica.

Os investimentos em publicidade e patrocínio feitos pela Copel estão dentro dos parâmetros estabelecidos pela Lei 13.303/2016, a Lei das Estatais, que, em seu artigo 93, estabelece que "as despesas com publicidade e patrocínio da empresa pública e da sociedade de economia mista não ultrapassarão, em cada exercício, o limite de 0,5% (cinco décimos por cento) da receita operacional bruta do exercício anterior".

A Lei das Estatais também considera os patrocínios instrumento pelo qual as estatais podem cumprir sua função social. A lei menciona, em seu artigo 27, que "a empresa pública e a sociedade de economia mista terão a função social de realização do interesse coletivo ou de atendimento a imperativo da segurança nacional expressa no instrumento de autorização legal para a sua criação".

O patrocínio é especificamente citado no parágrafo 3º desse artigo da Lei das Estatais: "A empresa pública e a sociedade de economia mista poderão celebrar convênio ou contrato de patrocínio com pessoa física ou com pessoa jurídica para promoção de atividades culturais, sociais, esportivas, educacionais e de inovação tecnológica, desde que comprovadamente vinculadas ao fortalecimento de sua marca, observando-se, no que couber, as normas de licitação e contratos desta Lei".

A Copel faz apoios financeiros a projetos, eventos e atividades de iniciativa de terceiros, de cunho cultural, socioambiental, esportivo, educacional, técnico-científico, inovação ou estratégico, mediante contrapartidas de divulgação que gerem reconhecimento da atuação da Copel, agreguem valor à sua marca, incrementem vendas e disseminem o seu nome, promovendo e ampliando o relacionamento junto aos públicos de interesse e colaborando para o cumprimento da sua função social, conforme previsto na Lei das Estatais.

Os patrocínios seguem a Política de Patrocínios da Copel e são aprovados por uma Comissão de Análise de Patrocínios. Todos os contratos de patrocínio da Copel têm seu extrato publicado em Diário Oficial do Estado, no Portal da Transparência do Estado e a empresa tem suas contas

fiscalizadas pelo Tribunal de Contas do Estado do Paraná. As despesas de publicidade são publicadas no Portal da Transparência.

b. Valores gastos pela Copel com publicidade, patrocínios, parcerias e convênios:

Realizado em 2019:

Processo	Holding	GET	DIS	CTE	COM	Total Geral
AERP - Associação das Emissoras de Rádio	1.281.356,36	2.562.722,32	7.804.654,32	-	-	11.648.733,00
Divulgação e Anúncio	480.233,00	430.234,00	460.723,00	130.384,00	120.814,00	1.622.388,00
Propaganda e Publicidade	5.975.614,75	-	-	1.785.867,15	-	7.761.481,90
Patrocínio: Divulgação da Marca Copel	2.353.820,00	102.811,00	104.943,00	438.885,27	49.050,00	3.049.509,27
Talento Olímpico Paranaense - TOP	4.719.300,00	-	-	-	-	4.719.300,00
Total Geral	**14.810.324,11**	**3.095.767,32**	**8.370.320,32**	**2.355.136,42**	-	**28.801.412,17**

Previsto para 2020:

Processo	Holding	GET	DIS	CTE	COM	
AERP - Associação das Emissoras de Rádio	1.323.279,00	2.545.901,00	7.749.887,14	-	-	11.619.067,14
Divulgação e Anúncio	724.595,00	465.748,00	1.224.079,00	167.000,00	78.004,00	2.659.426,00
Propaganda e Publicidade	8.600.000,00	-	-	600.000,00	500.000,00	9.700.000,00
Patrocínio: Divulgação da Marca Copel	3.000.000,00	-	-	400.000,00	-	3.400.000,00
Talento Olímpico Paranaense - TOP	4.750.000,00	-	-		-	4.750.000,00
Total Geral	**18.397.874,00**	**3.011.649,00**	**8.973.966,14**	**1.167.000,00**	**578.004,00**	**32.128.493,14**

c. Benefícios para a Copel

A publicidade e os patrocínios da Copel têm contribuído para a estratégia de marketing da empresa, elevando a imagem da companhia junto à sociedade civil, clientes, consumidores e stakeholders, com relevância para os seguintes resultados:

PESQUISA ABRADEE - Associação Brasileira de Distribuidores de Energia Elétrica

A pesquisa foi realizada no período de fevereiro a abril de 2019:

PESQUISA ABRADEE	2019 (ref. a 2018)
Índice de Aprovação do Consumidor	82,2
Imagem da Empresa	82,2
Responsabilidade Social	80,7
ISQP – Índice de Satisfação com a Qualidade Percebida	80,7

As notas acima são excelentes e colocam a Copel como uma das melhores distribuidoras de energia do país. Em 2019, a Copel recebeu os prêmios de melhor em Avaliação pelo Cliente e Melhor Distribuidora da Região Sul do país.

ANEXO V

FIXAÇÃO DO MONTANTE GLOBAL DA REMUNERAÇÃO DOS ADMINISTRADORES E DO CONSELHO FISCAL CONFORME O ITEM 13 DO ANEXO 24 DA INSTRUÇÃO CVM 480/209

FORMULÁRIO DE REFERÊNCIA

13. Remuneração dos administradores

a. Valores aprovados na proposta anterior e valores efetivamente realizados:

Valor Proposto 2019	Valor Realizado 2019
13.002.528,27	12.549.031,00

A diferença entre o valor orçado e o valor realizado, deve-se principalmente a alguns fatores relevantes:

- A previsão orçamentária de nove conselheiros de administração, sendo que em 2019, a posição esteve completa durante 06 (seis) meses.
- O plano de saúde e a previdência complementar são opcionais, e os valores propostos foram baseados nos membros de administração e fiscal da época e qualquer mudança ocasiona alteração nos valores.
- A previsão orçamentária do Comitê de indicação e avaliação com ocupação parcial em 2019;

b. Eventuais diferenças entre os valores da proposta atual e da proposta anterior e os constantes do item 13 do Formulário de Referência da companhia, esclarecendo, por exemplo, se são decorrentes da não correspondência entre o período coberto pelas propostas e o período coberto pelo Formulário de Referência (exercício social).

Valor Proposto 2020	Valor Proposto 2019
13.002.528,27	13.002.528,27

- Manutenção do valor máximo para remuneração dos administradores;

13.1 Descrever a política ou prática de remuneração do conselho de administração, da diretoria estatutária e não estatutária, do conselho fiscal, dos comitês estatutários e dos comitês de auditoria, de risco, financeiro e de remuneração, abordando os seguintes aspectos:

a. objetivos da política ou prática de remuneração

O objetivo desta prática é remunerar os diretores pelos serviços prestados, considerando inclusive os resultados obtidos no exercício e o atingimento das metas estabelecidas no planejamento estratégico, sendo assim a remuneração é composta apenas pelo honorário e, acrescida de gratificação mensal específica para os membros do Comitê de Auditoria, e para o presidente do conselho de administração se este não pertencer ao Comitê. A prática de remuneração é aprovada em AGO – Assembleia Geral Ordinária, conforme artigo 152 da Lei 6.404/76, e após aprovação é divulgada no Diário Oficial do Estado do Paraná e no jornal Folha de Londrina, e disponibilizada no site da Copel / Relações com Investidores (ri.copel.com), na aba Publicações e Documentos, e no site da CVM.

b. composição da remuneração, indicando:

i descrição dos elementos da remuneração e os objetivos de cada um deles

A Assembleia Geral, de acordo com o artigo 152, da Lei 6.404/76, define a remuneração anual, com encargos, dos Administradores, Conselheiros Fiscais e membros de Comitês Estatutários da Copel. Para o ano de 2020, está sendo proposta a manutenção da mesma remuneração dos Administradores praticada no exercício anterior, sem qualquer reajuste, e incluiu o valor relativo à remuneração dos membros do Comitê de Indicação e Avaliação – CIA, constituído para atendimento ao estabelecido na Lei no 13.303/2016.

A remuneração anual é composta dos honorários mensais e complementares, e dos benefícios de verba de representação e dos valores do plano previdenciário e de saúde (optativo), com encargos de INSS e FGTS.

ii em relação aos 3 últimos exercícios sociais, qual a proporção de cada elemento na remuneração total metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

A remuneração é integralmente fixa, sendo que os benefícios representam ate 15% desta.

Para Diretoria Estatutária há previsão de remuneração variável atrelada a alcance de gatilho financeiro e cumprimento de metas, representando 30% da remuneração fixa.

iii metodologia de cálculo e de reajuste de cada um dos elementos da remuneração

Para 2020, e atendendo ao item 1 do Art. 12 da Instrução CVM 481/2009, informamos que o Acionista Majoritário deverá propor o limite global anual, com encargos, de até R$ 13.002.528,27, o qual contempla:

a) para a remuneração dos administradores serão mantidos os mesmos valores de 2019, sem qualquer correção monetária.
b) para cada um dos membros em exercício do Conselho de Administração, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses. Ao Presidente do Conselho de Administração caberá um adicional à remuneração mensal no valor equivalente a 50% (cinquenta por cento) do Comitê de Auditoria Estatutário;
c) para cada um dos membros do Conselho Fiscal, remuneração mensal equivalente a 15% (quinze por cento) da remuneração mensal do Diretor Presidente, considerando também a gratificação de uma remuneração anual destinada a este, a ser paga aos Conselheiros proporcionalmente nos 12 meses; e
d) a cada um dos membros do Comitê de Auditoria Estatutária, remuneração mensal equivalente à remuneração dos membros do Conselho Fiscal acrescida de R$ 5.000,00.
e) para cada um dos membros do Comitê de Indicação e Avaliação - CIA, remuneração mensal equivalente a 8,5% da remuneração mensal do Diretor Presidente da Companhia.

Sendo assim, do limite global anual, até R$ 9.876.902,86, com encargos (Instituto Nacional do Seguro Social - INSS, Fundo de Garantia do Tempo de Serviço - FGTS e Planos Próprios Previdenciário e Assistencial), para a Diretoria; até R$ 642.280,19, com encargos (INSS) para o Conselho de Administração; até R$ 839.560,12, com encargos (INSS) para o Conselho Fiscal; até R$ 1.195.375,58, com encargos (INSS) para o Comitê de Auditoria Estatutário; e até R$ 448.409,52, com encargos (INSS), para o Comitê de Indicação e Avaliação.

iv razões que justificam a composição da remuneração

Além de remunerar os serviços prestados, os benefícios oferecidos aos diretores já integram o rol daqueles principais concedidos aos diretores empregados, os quais para o exercício da função diretiva são licenciados sem remuneração do quadro funcional das empresas do Grupo.

v a existência de membros não remunerados pelo emissor e a razão para esse fato

Não se aplica.

c. principais indicadores de desempenho que são levados em consideração na determinação de cada elemento da remuneração

Não se aplica

d. como a remuneração é estruturada para refletir a evolução dos indicadores de desempenho

Não se aplica

e. como a política ou prática de remuneração se alinha aos interesses do emissor de curto, médio e longo prazo

A prática de remuneração é definida e proposta pelo acionista majoritário

f. existência de remuneração suportada por subsidiárias, controladas ou controladores diretos ou indiretos

A exceção do Diretor de Finanças e do Diretor Jurídico e de Relações Institucionais, que consta no contrato de Compartilhamento de Estrutura da Companhia Paranaense de Energia com a Copel Geração e Transmissão S.A., Copel Distribuição S.A., Copel Renováveis S.A. e Copel Comercialização S.A., nenhuma remuneração dos demais administradores e conselheiros fiscais é suportada por subsidiária, controlada ou controladores diretos ou indiretos e não há qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como alienação do controle societário da Companhia.

g. existência de qualquer remuneração ou benefício vinculado à ocorrência de determinado evento societário, tal como a alienação do controle societário do emissor

Não se aplica.

h. práticas e procedimentos adotados pelo conselho de administração para definir a remuneração individual do conselho de administração e da diretoria, indicando:

i. os órgãos e comitês do emissor que participam do processo decisório, identificando de que forma participam

O orçamento previsto para o exercício é elaborado pela Diretoria de Gestão Empresarial e encaminhado para aprovação da Assembleia Geral Ordinária.

ii. critérios e metodologia utilizada para a fixação da remuneração individual, indicando se há a utilização de estudos para a verificação das práticas de mercado, e, em caso positivo, os critérios de comparação e a abrangência desses estudos

Para a remuneração dos administradores serão mantidos os mesmos valores de 2019, sem qualquer correção monetária.

iii. com que frequência e de que forma o conselho de administração avalia a adequação da política de remuneração do emissor

O Conselho de administração não participa na definição da política de remuneração, sendo estatutariamente a Diretoria Executiva detentora de tal obrigação.

13.2. Em relação à remuneração reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal

Remuneração total **prevista** para o Exercício Social corrente **31/12/2020**				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Remuneração fixa anual				
Salário ou pró-labore	527.540,64	5.057.149,37	676.704,44	6.261.394,45
Benefícios direto e indireto	53.296,04	676.860,60	27.514,80	757.671,44
Participações em comitês	1.333.100,40			1.333.100,40
Outros	372.128,21	1.416.001,82	135.340,88	1.923.470,91
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus		2.726.891,07		2.726.891,07
Participação de resultados				
Participação em reuniões				
Comissões				
Outros				
Descrição de outras remunerações variáveis				
Pós-emprego				
Cessação do cargo				
Baseada em ações				
Observação	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP /Nº03/2019	
Total da remuneração	2.286.065,29	9.876.902,86	839.560,12	13.002.528,27

Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2019**				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,33	7,00	5,00	21,00
Nº de Membros Remunerados	7,33	7,00	5,00	21,00
Remuneração fixa anual				
Salário ou pró-labore	514.698,83	4.976.817,97	659.168,00	6.150.684,80
Benefícios direto e indireto	11.907,05	122.088,03	2.482,56	136.477,64
Participações em comitês	1.005.233,01	0	0	1.005.233,01
Outros	303.982,86	1.555.926,53	129.152,01	1.989.061,40
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus		2.709.669,56		2.709.669,56
Participação de resultados				
Participação em reuniões				
Comissões				
Outros				
Descrição de outras remunerações variáveis				
Pós-emprego	36.056,11	503.538,94	18.309,54	557.904,59
Cessação do cargo				
Baseada em ações				
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2019, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 2 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº0	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº0 2/2020	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº0 2/2020	
Total da remuneração	1.871.877,86	9.868.041,03	809.112,11	12.549.031,00

Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2018**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,17	6,75	4,92	19,84
Nº de Membros Remunerados	8,17	6,75	4,92	19,84
Remuneração fixa anual				
Salário ou pró-labore	854.437,00	6.562.088,00	628.230,00	8.044.755,00
Benefícios direto e indireto	0,00	112.666,00	4.177,00	116.843,00
Participações em comitês	508.448,00	0,00	0,00	508.448,00
Outros	308.500,00	1.787.076,00	125.646,00	2.221.222,00
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável				
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	13.834,00	819.821,00	25.038,00	858.693,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2018, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 3 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	O Conselho Fiscal é composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019	
Total da remuneração	1.685.219,00	9.281.651,00	783.091,00	11.749.961,00

Remuneração total **reconhecida** para o Exercício Social corrente **31/12/2017**				
Órgão	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	8,75	7,00	5,00	21,00
Nº de Membros Remunerados	8,75	7,00	5,00	20,75
Remuneração fixa anual				
Salário ou pró-labore	987.248,43	6.652.687,45	557.153,48	8.197.089,36
Benefícios direto e indireto	0,00	0,00	0,00	0,00
Participações em comitês	62.789,52	0,00	0,00	62.789,52
Outros	247.204,02	2.771.920,11	152.969,06	3.172.093,19
Descrição de outras remunerações fixas	Contribuição Previdência Privada e Plano Assistencial	Contribuição Previdência Privada, Plano Assistencial, INSS, FGTS	Contribuição Previdência Privada e Plano Assistencial	
Remuneração variável	0,00	0,00	0,00	0,00
Bônus	0,00	0,00	0,00	0,00
Participação de resultados	0,00	0,00	0,00	0,00
Participação em reuniões	0,00	0,00	0,00	0,00
Comissões	0,00	0,00	0,00	0,00
Outros	0,00	0,00	0,00	0,00
Descrição de outras remunerações variáveis				
Pós-emprego	0,00	0,00	0,00	0,00
Cessação do cargo	0,00	0,00	0,00	0,00
Baseada em ações (incluindo opções)	0,00	0,00	0,00	0,00
Observação	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2017, 1 (um) recebeu remuneração do emissor em 12 (doze) meses e 8 (oito) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018	
Total da remuneração	1.297.241,97	9.424.607,56	710.122,54	11.431.972,07

13.3. Em relação à remuneração variável dos 3 últimos exercícios sociais e à prevista para o exercício social corrente do conselho de administração, da diretoria estatutária e do conselho fiscal, elaborar tabela com o seguinte conteúdo

O emissor não aplica remuneração variável para o conselho de administração e para o conselho fiscal. Para a Diretoria Estatutária foi aprovada remuneração variável a título de premio por desempenho, atrelado ao cumprimento de metas.

Remuneração variável prevista para o exercício social corrente (2020)				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0,00	0	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	2.726.891,07	0,00	0,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00

Remuneração variável prevista para o exercício social corrente (2019)				
	Conselho de Administração	Diretoria Estatutária	Conselho Fiscal	Total
Nº Total de Membros	9,00	7,00	5,00	21,00
Nº de Membros Remunerados	9,00	7,00	5,00	21,00
Bônus				
Valor mínimo previsto no plano de remuneração	0,00	0	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	2.709.669,56	0,00	0,00
Participação nos resultados				
Valor mínimo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor máximo previsto no plano de remuneração	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00
Valor previsto no plano de remuneração, caso as metas sejam atingidas	0,00	0,00	0,00	0,00

13.4. Em relação ao plano de remuneração baseado em ações do conselho de administração e da diretoria estatutária, em vigor no último exercício social e previsto para o exercício social corrente, descrever:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.5. Em relação à remuneração baseada em ações reconhecida no resultado dos 3 últimos exercícios sociais e à prevista para o exercício social corrente, do conselho de administração e da diretoria estatutária, elaborar tabela com o seguinte conteúdo:

O emissor não aplica plano de remuneração baseado em ações para o conselho de administração e para a diretoria estatutária.

13.6 Em relação às opções em aberto do conselho de administração e da diretoria estatutária ao final do último exercício social, elaborar tabela com o seguinte

Não existem opções em aberto do conselho de administração e da diretoria estatutária.

13.7. Em relação às opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária, nos 3 últimos exercícios sociais, elaborar tabela com o seguinte conteúdo:

Não existem opções exercidas e ações entregues relativas à remuneração baseada em ações do conselho de administração e da diretoria estatutária.

13.8. Descrição sumária das informações necessárias para a compreensão dos dados divulgados nos itens 13.5 a 13.7, tal como a explicação do método de precificação do valor das ações e das opções, indicando, no mínimo:

Não se aplica ao emissor.

13.9 Informar a quantidade de ações ou cotas direta ou indiretamente detidas, no Brasil ou no exterior, e outros valores mobiliários conversíveis em ações ou cotas, emitidos pelo emissor, seus controladores diretos ou indiretos, sociedades controladas ou sob controle comum, por membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão

AÇÕES DETIDAS POR ADMINISTRADORES E CONSELHEIROS FISCAIS >> Posição: Dezembro/2019			
Órgão	**Quantidade de ações**		
	ON	**PNA**	**PNB**
Conselho de Administração	-	-	-
Diretoria Estatutária	-	-	-
Conselho Fiscal	2	-	2

13.10 Em relação aos planos de previdência em vigor conferidos aos membros do conselho de administração e aos diretores estatutários:

a. Órgão	Conselho de Administração	Diretoria Estatutária
b. Número de membros	9	7
c. Número de membros remunerados	8	7
d. Nome do plano	Plano III	Plano III
e. Quantidade de administradores que reúnem condições para se aposentar (elegível)	0	2
f. Condições para se aposentar antecipadamente	45 anos de idade, como no mínimo 5 anos de contribuição.	45 anos de idade, como no mínimo 5 anos de contribuição.
g. Valor atualizado das contribuições acumuladas no plano de previdência até o encerramento do último exercício social, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	724.922,56	1.497.252,09
h. Valor total acumulado das contribuições realizadas durante o exercício de 2016, descontada a parcela relativa a contribuições feitas diretamente pelos administradores	172.162,11	680.742,48
i. Possibilidade de resgate antecipado e quais condições	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.	Resgate de 100% das contribuições vertidas pelo participante, desde que desligado da patrocinadora.

13.11 Indicar, para os 3 últimos exercícios sociais, em relação ao conselho de administração, à diretoria estatutária e ao conselho fiscal:

Valores anuais

	Diretoria Estatutária			Conselho de Administração			Conselho Fiscal		
	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017	31/12/2019	31/12/2018	31/12/2017
Nº de membros	7,00	6,75	7,00	8,33	8,17	8,75	5,00	4,92	5,00
Nº de membros remunerados	7,00	6,75	7,00	7,33	8,17	8,75	5,00	4,92	5,00
Valor da maior remuneração (Reais)	1.731.448,67	1.404.188,54	1.431.388,35	230.262,24	286.792,00	153.300,26	171.367,96	169.829,00	162.911,80
Valor da menor remuneração (Reais)	805.608,00	867.151,71	868.418,41	158.262,24	155.994,00	134.197,90	158.262,24	90.180,00	162.911,80
Valor médio da remuneração (Reais)	1.409.720,15	1.375.059,41	1.346.372,51	224.625,34	206.353,35	148.256,23	161.822,42	159.272,75	142.024,51

Observação

Diretoria Estatutária	
31/12/2019	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	A Diretoria Estatutária do Emissor é composto de 7 (sete) diretores membros, sendo 6 (seis) diretores e 1 (um) adjunto. A remuneração média dos diretores é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018
Conselho de Administração	
31/12/2019	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros, sendo que 1 (um) deles não é remunerado pelo conselho de administração, pois já recebe remuneração como Diretor Presidente da Companhia. Dos demais, em 2019, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 2 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2018, 6 (seis) receberam remuneração do emissor em 12 (doze) meses e 3 (três) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	O Conselho de Administração do Emissor é composto de 9 (nove) conselheiros. Em 2017, 1 (um) recebeu remuneração do emissor em 12 (doze) meses e 8 (oito) receberam remuneração do emissor por menos de 12 (doze) meses. A remuneração média dos conselheiros é calculada pelo número médio de membros que receberam remuneração do emissor em 12 (doze) meses, apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

Conselho Fiscal	
31/12/2019	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2020
31/12/2018	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº03/2019
31/12/2017	É composto por 5 (cinco) membros titulares remunerados e 5 (cinco) membros suplentes. O suplente será remunerado se for convocado para alguma reunião. O número de membros foi apurado da forma especificada no item 10.2.13.b do OFÍCIO CIRCULAR/CVM/SEP/Nº02/2018

13.12 Descrever arranjos contratuais, apólices de seguros ou outros instrumentos que estruturem mecanismos de remuneração ou indenização para os administradores em caso de destituição do cargo ou de aposentadoria, indicando quais as consequências financeiras para o emissor

O emissor não possui instrumentos de indenização para os administradores em caso de destituição do cargo ou aposentadoria.

13.13 Em relação aos 3 últimos exercícios sociais, indicar o percentual da remuneração total de cada órgão reconhecida no resultado do emissor referente a membros do conselho de administração, da diretoria estatutária ou do conselho fiscal que sejam partes relacionadas aos controladores, diretos ou indiretos, conforme definido pelas regras contábeis que tratam desse assunto

Nos três últimos exercícios, não existiram partes relacionadas ao controlador que integraram o Conselho de Administração, a diretoria estatutária ou o conselho fiscal da companhia.

13.14 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado do emissor como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal, agrupados por órgão, por qualquer razão que não a função que ocupam, como por exemplo, comissões e serviços de consultoria ou assessoria prestados

O emissor não aplica remuneração além da que se refere a função que os membros do conselho de administração, da diretoria estatutária ou do conselho fiscal ocupam.

13.15 Em relação aos 3 últimos exercícios sociais, indicar os valores reconhecidos no resultado de controladores, diretos ou indiretos, de sociedades sob controle comum e de controladas do emissor, como remuneração de membros do conselho de administração, da diretoria estatutária ou do conselho fiscal do emissor, agrupados por órgão, especificando a que título tais valores foram atribuídos a tais indivíduos

Nos três últimos exercícios, não houve remuneração dos membros da Administração e Conselho Fiscal reconhecidas no resultado de controladas do emissor, dos controladores diretos ou indiretos do emissor ou de sociedades sob controle comum.

13.16 Fornecer outras informações que o emissor julgue relevantes

Não há outras informações que a Companhia julgue relevantes em relação à Seção 13 do Formulário de Referência.